

ACTIVIDENTITY CORPORATION

6623 Dumbarton Circle
Fremont, California 94555

February 22, 2010

Dear Stockholder:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders of ActivIdentity Corporation (the "*Company*"). The meeting will be held at the offices of the Company, located at 6623 Dumbarton Circle, Fremont, California 94555 on Wednesday, March 24, 2010 at 9:00 a.m., local time.

The matters to be considered at the meeting are described in detail in the attached proxy statement. We will also report on the activities of the Company immediately following the meeting, and you will have an opportunity to submit questions or comments on matters of interest to stockholders generally. Included with the proxy statement is a copy of the Company's 2009 Annual Report on Form 10-K for the fiscal year ended September 30, 2009.

Please use this opportunity to take part in the affairs of the Company by voting on the business to come before this meeting. Regardless of whether you plan to attend the meeting, I urge you to vote your proxy as soon as possible. Returning the proxy card does not deprive you of your right to attend the meeting and to vote your shares in person, and may save the Company from incurring additional proxy solicitation costs.

The Board and management look forward to seeing you at the meeting.

Sincerely yours,

Grant Evans
Chairman and Chief Executive Officer

ACTIVIDENTITY CORPORATION

6623 Dumbarton Circle
Fremont, California 94555

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On March 24, 2010

The Annual Meeting of Stockholders of ActivIdentity Corporation (the "*Company*") will be held on Wednesday, March 24, 2010, at 9:00 a.m. local time, at the offices of the Company, located at 6623 Dumbarton Circle, Fremont, California 94555, for the following purposes (as more fully described in the Proxy Statement accompanying this Notice):

1. To elect seven directors of the Company;

2. To ratify the appointment of Ernst & Young LLP ("Ernst & Young"), as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2010; and

3. To transact such other business as may properly come before the meeting.

Stockholders of record at the close of business on January 26, 2010 are entitled to vote at the Annual Meeting and are cordially invited to attend the meeting. However, to ensure your representation at the meeting, you are urged to mark, sign and date and return the enclosed proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. If you attend the meeting, you may vote in person even if you return a proxy.

By Order of the Board of Directors,



Grant Evans
Chairman and Chief Executive Officer
Fremont, California
February 22, 2010

YOUR VOTE IS IMPORTANT. PLEASE RETURN THE ENCLOSED PROXY, EVEN IF YOU PLAN TO ATTEND THE MEETING AND VOTE IN PERSON. A MAJORITY OF OUR OUTSTANDING SHARES MUST BE REPRESENTED IN PERSON OR BY PROXY AT THE MEETING TO CONSTITUTE A QUORUM.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS

The following questions and answers are intended to provide you with more information about ActivIdentity Corporation's (*"ActivIdentity's"* or *"our"*) Annual Meeting of Stockholders to be held on Wednesday, March 24, 2010, at 9:00 a.m. local time, at the offices of the Company, located at 6623 Dumbarton Circle, Fremont, California 94555 (the *"Annual Meeting"*).

Q: What proposals will be voted on at the Annual Meeting?

A: There are two proposals scheduled to be voted on at the Annual Meeting:

- Election of seven members of the Board of Directors (the *"Board"*) to serve until the next annual meeting of stockholders and until their successors are elected and qualified; and
- Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2010.

We will also consider other business that properly comes before the meeting, although at this time we know of no additional matters that will be considered.

Q: How does the Board recommend that I vote?

A: The Board recommends that you vote:

- "FOR" each of the nominees to the Board set forth in this proxy statement; and
- "FOR" ratification of the appointment Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2010.

Q: What is a proxy?

A: A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy holder. If you designate someone as your proxy holder in a written document, that document also is called a proxy or a proxy card. ActivIdentity has designated Grant Evans, our Chairman and Chief Executive Officer, and Jacques Kerrest, our Chief Financial Officer and Chief Operating Officer, as our proxy holders for the Annual Meeting.

Q: Who may vote at the Annual Meeting?

A: You may vote your ActivIdentity common stock if you owned those shares as of the close of business on January 26, 2010 (the "Record Date"). You may cast one vote for each share of common stock held by you on all matters presented. As of the Record Date, there were 46,125,749 shares of common stock issued and outstanding and up to 1,956,652 additional shares to be issued pursuant to the merger agreement dated December 13, 2009 between the Company and CoreStreet, Ltd.

Q: How can I vote my shares in person at the Annual Meeting?

A: If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, you are considered the "stockholder of record" with respect to those shares. As the stockholder of record, you have the right to vote in person at the meeting. If you choose to do so, you can bring the enclosed proxy card or vote using the ballot provided at the meeting. However, even if you plan to attend the Annual Meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

Most stockholders of ActivIdentity hold their shares in street name through a stockbroker, bank or other nominee rather than directly in their own name. In that case, you are considered the "beneficial owner" of shares held in street name and the proxy materials are being forwarded to you together with a voting instruction card from your nominee. Because a beneficial owner is not a stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, bank or nominee that holds your shares, giving you the right to vote those shares at the meeting. If you wish to attend the Annual Meeting and vote in person, you will need to contact your broker, bank or nominee to obtain a legal proxy.

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the Annual Meeting by completing and mailing your proxy card or voting instruction card in the enclosed pre-paid envelope or following the instructions provided, to vote by mail, phone or internet. Please refer to the enclosed materials for details.

Q: What happens if additional matters are presented at the Annual Meeting?

A: Other than the two items of business described in this proxy statement, at this time we are not aware of any other business to be acted upon at the Annual Meeting. However, if you grant a proxy in the form provided with this proxy statement, the persons named as proxy holders will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting.

Q: What happens if I do not give specific voting instructions?

A: If you hold shares as a record holder, and you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board on all matters and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote before the meeting. If you do not return a proxy and do not vote at the Annual Meeting in person, your shares will not be voted.

If you hold your shares through a broker, bank or other nominee and you do not provide instructions on how to vote, your broker or other nominee may have authority to vote your shares on your behalf on matters to be considered at the meeting.

Q: What is the quorum requirement for the Annual Meeting?

A: A majority of ActivIdentity's outstanding shares as of the Record Date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, even if you wish to abstain from voting on some or all matters introduced at the meeting, if you:

- are present and vote in person at the meeting; or
- have properly submitted a proxy card.

Q: How can I change my vote after I return my proxy card?

A: You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may do this by delivering to our Secretary a written notice of revocation or signing a new proxy card with a later date or by attending the meeting and voting in person. However, your attendance at the meeting will not automatically revoke your proxy unless you vote at the meeting or specifically request in writing that your prior proxy be revoked.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within ActivIdentity or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, and (3) to facilitate a successful proxy solicitation. Occasionally, stockholders provide written comments on their proxy card, which may be forwarded to ActivIdentity management.

Q: Where can I find the voting results of the Annual Meeting?

A: The preliminary voting results will be announced at the meeting. The final voting results will be tallied by our Inspector of Elections and published in a current report on Schedule 8-K within four business days of the Annual Meeting.

Q: Who pays for the cost of this proxy solicitation?

A: ActivIdentity will pay the costs of the solicitation of proxies. We may also reimburse brokerage firms, banks and other nominees representing beneficial owners of shares for expenses incurred in forwarding the voting materials to their customers who are beneficial owners and obtaining their voting instructions. In addition to soliciting proxies by mail, our board members, officers and employees may solicit proxies on our behalf, without additional compensation, personally or by telephone.

Q: How can I obtain a copy of ActivIdentity's 10-K?

A: A copy of our 2009 annual report on Form 10-K is enclosed. You may obtain additional copies of our Form 10-K by sending a written request to the address listed above. We will furnish a stockholder with an additional copy of our Form 10-K at no charge. This proxy statement and our 2009 annual report are also available at *www.actividentity.com/company/investors/sec* and our Form 10-K with exhibits is available on the Securities and Exchange Commission ("SEC") website at *www.sec.gov*, which can be reached from our Investor Relations website at *www.actividentity.com/company/investors/*.

Q: What is the voting requirement to approve each of the proposals?

A: With respect to the first proposal the seven persons receiving the highest number of "for" votes at the Annual Meeting will be elected as directors. With respect to the second proposal, the appointment of Ernst & Young LLP as the Company's registered independent public accounting firm will be ratified if it receives the affirmative vote of a majority of the shares of common stock present or represented by proxy at the Annual Meeting and entitled to vote on the proposal.

Q: Is cumulative voting permitted for the election of directors?

A: No. Cumulative voting is not permitted for the election of directors.

Q: How can I communicate with ActivIdentity's non-employee directors?

A: Our Board of Directors believes that management alone speaks for ActivIdentity. Stockholders, however, who are interested in communicating directly with the non-employee directors as a group may do so by writing to the non-employee directors in care of the corporate Secretary. Stockholders can send communications by mail to Secretary, ActivIdentity Corporation, 6623 Dumbarton Circle, Fremont, California 94555 or through our corporate website located at *www.actividentity.com*. Our Secretary monitors these communications and will provide a summary of all received messages to the Board at each regularly scheduled meeting of the Board. Where the nature of a communication warrants, our Secretary may determine, in his or her judgment, to obtain the more immediate attention of the appropriate committee of the Board or non-management director, of independent advisors or of management, as our Secretary considers appropriate. Our Secretary may decide in the exercise of his or her judgment whether a response to any stockholder communication is necessary. This procedure does not apply to (a) communications to non-management directors from officers or directors of ActivIdentity who are stockholders, or (b) stockholder proposals submitted pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended.

ACTIVIDENTITY CORPORATION

6623 Dumbarton Circle
Fremont, California 94555

PROXY STATEMENT FOR
2010 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Wednesday, March 24, 2010

INFORMATION CONCERNING VOTING AND PROXY SOLICITATION

General

The enclosed proxy is solicited on behalf of the Board of Directors (the *"Board"*) of ActivIdentity Corporation (*"ActivIdentity,"* the *"Company,"* *"we"* or *"us"*) for use at the Annual Meeting of Stockholders to be held on Wednesday, March 24, 2010, at 9:00 a.m., local time, or at any adjournment thereof (the *"Annual Meeting"*). The Annual Meeting will be held at the Company's headquarters located at 6623 Dumbarton Circle, Fremont, California 94555.

The notice of Annual Meeting of Stockholders, Proxy Statement, and form of Proxy are being distributed and made available on or about February 22, 2010 to stockholders entitled to vote at the meeting. Stockholders of record of ActivIdentity Common Stock, $0.001 par value per share (the *"Common Stock"*), at the close of business on January 26, 2010 (the *"Record Date"*) are entitled to vote at the Annual Meeting.

Designation or Proxy Holders and Revocability of Proxies

ActivIdentity has designated Grant Evans, our Chairman and Chief Executive Officer, and Jacques Kerrest, our Chief Financial Officer and Chief Operating Officer, as our proxy holders for the Annual Meeting. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to our secretary a written notice of revocation or a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Voting and Solicitation

Each stockholder is entitled to one vote for each share of Common Stock held as of the Record Date. Stockholders are not entitled to cumulate their votes in the election of directors.

The required quorum for the transaction of business at the Annual Meeting is a majority of the votes eligible to be cast by holders of shares of Common Stock issued and outstanding on the Record Date. Shares that are voted "FOR," "AGAINST" or "ABSTAIN" are treated as being present at the meeting for purposes of establishing a quorum and are also treated as shares entitled to vote at the Annual Meeting (the *"Votes Cast"*) with respect to such matter.

Abstentions will be counted for purposes of determining both (i) the presence or absence of a quorum for the transaction of business and (ii) the total number of Votes Cast with respect to a proposal (other than the election of directors). Accordingly, abstentions will have the same effect as a vote against the proposal.

Brokers may indicate on the enclosed proxy or its substitute that they do not have discretionary authority as to certain shares to vote on a particular matter for which they have not received specific instructions from the beneficial owner of the shares (*"broker non-votes"*). Prior to 2010, the election of directors was considered a routine matter for which brokers were permitted to vote your shares. Beginning this year, brokers are no longer permitted to vote your shares for the election of directors. Therefore, we urge you to give voting instructions to your broker on all voting items. Broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business. With respect to the ratification of the appointment of Ernst & Young LLP, broker non-votes are not counted for purposes of determining the number of Votes Cast with respect to the particular proposal on which the broker has expressly not voted. Thus, a broker non-vote will not have any effect on the outcome of the voting on the ***second*** proposal presented in this proxy statement.

Except with respect to broker non-votes, any proxy that is returned using the form of proxy enclosed and that is not marked as to a particular item will be voted for all matters submitted to a vote of stockholders at the Annual Meeting pursuant to this proxy statement. In addition, the proxy holders will vote as the proxy holders deem advisable on other matters that may come before the meeting.

The cost of soliciting proxies will be borne by us. We may also reimburse brokerage firms and other persons representing beneficial owners of shares for their expense in forwarding solicitation material to such beneficial owners. Proxies may be solicited by certain of our directors, officers and employees, without additional compensation, in person or by telephone or facsimile.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

At the Annual Meeting, you will be asked to elect a Board of seven directors. Currently, the size of our Board is fixed at seven directors and consists of seven members. Our Board reduced the size of the Board to seven directors from eight in January 2009 and the vacancy in existence at that time was eliminated. Following the Annual Meeting the seven nominees receiving the highest number of votes will be elected as directors to serve until the 2011 Annual Meeting of Stockholders. Each of the nominees, Brad Boston, Robert Brandewie, Grant Evans, James Frankola, Steven Humphreys, James Ousley and David Wright, have been recommended by the Nominating and Corporate Governance Committee of the Board (the "*Nominating Committee*") and approved by a majority of the Board. Each of the following seven nominees is an incumbent director.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Nominating Committee or the Board to fill the vacancy. The Company is not aware of any nominee who will be unable or will decline to serve as a director. If stockholders nominate additional persons for election as directors, the proxy holders will vote all proxies received by them to assure the election of as many of the Board's nominees as possible, with the proxy holder making any required selection of specific nominees to be voted for. The term of office of each person elected as a director will continue until the next annual meeting of stockholders or until that director's successor has been elected.

Nominees

The following table sets forth a list of our directors and executive officers as of January 26, 2010 their ages), the principal occupation of each and the period during which each has served as a director of the Company. Information as to the stock ownership of each of ActivIdentity directors and all of the Company's current executive officers as a group is set forth below under "Security Ownership of Certain Beneficial Owners and Management."

The Board recommends a vote for the nominees listed below:

Name of Nominee	Age	Principal Occupation and Biographical Information
Brad Boston	55	Mr. Boston was appointed to the Board on January 19, 2010 and has served in various roles at Cisco Systems, Inc., a networking and communications technology company, since 2001. Mr. Boston currently serves as senior vice president of Cisco Systems' Global Government Solutions Group and Corporate Security Programs. Previously, Mr. Boston served as the chief information officer at Cisco. Before joining Cisco in 2001, Mr. Boston served as the executive vice president of operations at Corio, an enterprise-focused Internet ASP. Prior to that time, Mr. Boston has served in various executive positions at Sabre Group, American Express, Visa, United Airlines / Covia and American National Bank and Trust Company of Chicago, where he began his career.
Robert Brandewie . . .	61	Mr. Brandewie was elected to the Board in March 2008. He has served since November 2007 as the Senior Vice President, Identity and Security Solutions of Telos Corporation, an information technology solutions and services company addressing the needs of U.S. Government and commercial customers. Previously, Mr. Brandewie served as our Senior Vice President, Public Sector Solutions, from July 2006 to October 2007. From July 2004 to July 2006, he served as the Director, and from August 1982 to July 2004 as the Deputy Director, of the Department of Defense's (*"DoD"*), Defense Manpower Data Center in Monterey, California, where he was architect of the DoD's Common Access Smart Card system.
Grant Evans	51	Mr. Evans has served as Chairman of the Board since his election to the Board in March 2008 and as our Chief Executive Officer since April 2008. Mr. Evans served from January 2003 to March 2007 as the Chief Executive Officer and as a Director of A4Vision, Inc., a developer and manufacturer of machine vision technology for identity security. Prior to that time, he served from March 1999 to March 2002 as the Executive Vice President at Identix, a publicly traded developer and manufacturer of identification technology solutions. Mr. Evans was also previously Vice President and General Manager of Identicator Technology and was responsible for leading its strategic direction and launching the commercial biometric market.

Name of Nominee	Age	Principal Occupation and Biographical Information
James W. Frankola . .	45	Mr. Frankola was elected to the Board in February 2006. Mr. Frankola has served as Executive Vice President of Ariba, Inc., a provider of on-demand spend management solutions, since December 2001 and as Chief Financial Officer of Ariba from December 2001 through August 2008. From 1997 to 2001, Mr. Frankola held various positions with Avery Dennison Corporation, a manufacturer of pressure-sensitive materials and office products, most recently as Vice President of Finance and IS, Fasson Roll Worldwide. From 1986 to 1997, Mr. Frankola held various financial and executive positions with IBM.
Steven Humphreys . .	48	Mr. Humphreys was elected to the Board in March 2008. He has served as Chief Executive Officer of Kleer Semiconductor, since February 2009. Since July 1996 he has served as a director of Identive Group (formerly SCM Microsystems), and was Chairman of the board of directors of SCM from April 2000 to March 2007. Since April 2008 he has served as a director of HeadThere, Inc., Since March 2009 he has served as a director of Organ-I, Inc., and since October 2003 he has served as chairman of Robotic Innovations International, Inc., an acquirer and developer of technologies for broad based applications of robotics, service automation and automated control systems. From October 2001 to October 2003, he served as Chairman of the Board and Chief Executive Officer of ActivIdentity. From July 1996 to April 2001, Mr. Humphreys was an executive officer of SCM, serving as President and Chairman of the Board from July 1996 until December 1996, at which time he became Chief Executive Officer and served as President and Chief Executive Officer until April 2000. Previously, Mr. Humphreys was President of Caere Corporation, an optical character recognition software and systems company. Prior to Caere, he spent ten years with General Electric Company in a variety of positions. In addition to his operating role, he is an active venture investor and adviser to venture firms in the U.S., Germany, Scandinavia, Switzerland, Singapore and China.
James E. Ousley	64	Mr. Ousley was elected to the Board in September 1996. Mr. Ousley serves as Chairman of the Board and Interim Chief Executive Officer of Saavis, Inc., a provider of global network and managed hosting services. He has been an industry consultant since 2004. Prior to that Mr. Ousley served as the President and Chief Executive Officer of Vytek Wireless Corporation, a developer of wireless products and applications, from 2000 until Vytek's merger with CalAmp in April 2004. From September 1991 to August 1999, Mr. Ousley served as President and Chief Executive Officer of Control Data Systems, a global computer systems and application services enterprise, before it was acquired by British Telecommunications in August 1999. From 1968 to 1999, Mr. Ousley held various operational and executive roles at Control Data Corporation (renamed Ceridian). He serves as a board member of Bell Microproducts, Inc., a global distributor of computer products and services, and Datalink Corporation, a provider of integrated storage products and services.

Name of Nominee	Age	Principal Occupation and Biographical Information
David B. Wright	60	Mr. Wright was elected to the Board in March 2008.Mr. Wright is currently the Chief executive officer of GridIron Systems, a privately held company that deploys appliance software technology that maximizes application performance for enterprise customers. Prior to that, he was Chief Executive Officer and Chairman of Verari Systems, Inc from June 2006 to January 2010. Prior to joining Verari, Mr. Wright was Executive Vice President, Office of the CEO, Strategic Alliances and Global Accounts of EMC Corporation from July 2004 until August 2006. From October 2000 to July 2004, Mr. Wright served as President, Chief Executive Officer and Chairman of the Board of LEGATO Systems before EMC acquired the company in 2004. Prior to joining LEGATO, Mr. Wright had a 13-year career with Amdahl Corporation, where he had served as President and Chief Executive Officer from 1997 to 2000. Before joining Amdahl, Mr. Wright spent 11 years with IBM, serving in variety of staff and management positions. Mr. Wright also serves on the board of directors of SourceForge, Inc., a corporation that owns and operates a network of media web sites, serving the IT management and IT professional, software development and open source communities and other consumers.

Director Nomination Process

Criteria for Board Membership. In selecting candidates for election to the Board, the Nominating Committee considers the appropriate balance of experience, skills and characteristics required of the Board, and seeks to ensure that at least a majority of the directors are independent under the rules of the NASDAQ Global Market. Additionally, the Nominating Committee seeks to ensure that members of the Company's Audit Committee meet the financial literacy and sophistication requirements under the rules of the NASDAQ Global Market and at least one of them qualifies as an "Audit Committee Financial Expert" under the rules of the SEC. Nominees for director are selected on the basis of their depth and breadth of experience, integrity, ability to make independent analytical inquiries, understanding of the Company's business environment and industry, and willingness and ability to devote adequate time to Board duties.

Stockholder Nominees. The Nominating Committee considers written proposals from stockholders for nominees for director. Any such nominations should be submitted to the Nominating Committee c/o the Secretary of the Company and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the names and addresses of the stockholders making the nomination and the number of shares of the Company's common stock that are owned beneficially and of record by such stockholders; and (c) appropriate biographical information and a statement as to the qualification of the nominee. This information should be submitted within the time periods described in the Stockholder Proposals section below.

Process for Identifying and Evaluating Nominees. The Nominating Committee seeks potential candidates for Board appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. The Nominating Committee has not formally established any specific, minimum qualifications that must be met by each candidate, or the specific qualities or skills that members of the Board are required to possess. Director candidates are selected based on input from members of the Board, senior management of the Company and, if the Nominating Committee deems appropriate, a third-party search firm. The Nominating Committee evaluates each candidate's qualifications and checks relevant references; in addition, such candidates are interviewed by at least one member of the Nominating Committee. Based on the input, the Nominating Committee evaluates whether each of the prospective candidates is qualified to serve as a director and determines whether it should recommend to the Board that such candidate be appointed to fill a current vacancy on the Board, or presented for the approval of the stockholders, as appropriate.

A non-management director recommended Mr. Brad Boston to the Nominating Committee as a potential candidate to fill the vacancy on the Board created when Mr. Jason Hart resigned from the Board in August 2009. The Nominating Committee reviewed Mr. Boston's qualifications and recommended to the Board that he be appointed to the Board. Mr. Boston's appointment to the Board was unanimously approved by the Board on January 19, 2010.

Mr. Boston currently serves as senior vice president of Cisco System's Global Government Solutions Group and Corporate Security Programs. Our Board of Directors believes that Mr. Boston can bring relevant industry and board experience to our Board.

Our Board has determined that each of Messrs. Boston, Frankola, Humphreys, Ousley and Wright are "independent directors" as defined under the rules of the NASDAQ Global Market, constituting a majority of independent directors of our Board as required by the rules of the NASDAQ Global Market.

We have a separately-designed standing audit committee consisting of Mr. Frankola (chairman) and Messrs. Humphreys and Ousley. Our Board has determined that all members of the Audit Committee are independent directors under the NASDAQ Global Market Rules and each of them is able to read and understand fundamental financial statements. Our Board has determined that Mr. Frankola qualifies as an "Audit Committee Financial Expert" as defined by the rules of the SEC.

Required Vote

Directors will be elected by a plurality of the votes cast, in person or by proxy, at the Annual Meeting, assuming a quorum is present. The seven nominees receiving the greatest number of affirmative votes will be elected as directors.

THE BOARD RECOMMENDS VOTING "FOR"
THE NOMINEES TO THE BOARD LISTED ABOVE.

PROPOSAL NO. 2: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected Ernst & Young LLP as our independent registered public accounting firm for the 2010 fiscal year. Ernst and Young LLP has served as our independent registered public accounting firm since February 19, 2010.

From October 1, 2009 to February 19, 2010, BDO Seidman, LLP (*"BDO"*) served as our independent registered public accounting firm and for the fiscal year ended September 30, 2009. On February 19, 2010, the Audit Committee of the Board of Directors determined to dismiss BDO as our Company's independent registered public accounting firm and engaged Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2010. BDO was advised of such determination on February 19, 2010. The audit reports of BDO on the Company's consolidated financial statements as of and for the fiscal year ended September 30, 2009 and 2008 did not contain any adverse opinions or disclaimers of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended September 30, 2009 and 2008, and through February 19, 2010, there were (1) no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, that if not resolved to the satisfaction of BDO, would have caused them to make reference to such disagreements in its report on the Company's financial statements for such periods, and (2) no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K), except that in 2008, the Audit Committee discussed with BDO the existence of a material weakness in the Company's internal control over financial reporting, as more fully described in Item 9A of the Company's Annual Report on Form 10-K for the year ended September 30, 2008 as filed with the SEC on December 15, 2008. We have authorized BDO to respond fully to any inquiries from Ernst & Young LLPconcerning this matter.

In addition to selecting Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending September 30, 2010, the Audit Committee has directed that management submit the selection of independent registered public accounting firm for ratification by our shareholders at the Annual Meeting. One or more representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. The representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Shareholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the Board is submitting the selection of Ernst & Young LLP to shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Unless contrary instructions are given, the shares of common stock represented by the proxies being solicited will be voted "FOR" the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for our 2010 fiscal year.

Independent Registered Public Accounting Firm Fees

The Sarbanes-Oxley Act of 2002 and the SEC auditor independence rules require all public accounting firms that are engaged to provide audit or audit related services to an issuer to obtain pre-approval from such issuer's audit committee in order to provide professional services without impairing independence.

The following table summarizes the aggregate fees that were billed to us for the fiscal year ended September 30, 2009 (*"fiscal 2009"*) and September 30, 2008 ("fiscal 2008") by BDO.

Type of fees	Fiscal 2009	Fiscal 2008
Audit Fees(1)	$498,060	$741,941
Audit-Related Fees(2)	—	130,215
Tax Fees(3)	57,500	59,314
Total Fees	$555,560	$931,470

(1) Fees for audit services consist of:

- Audit of our annual financial statements and the audit of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;
- Reviews of our quarterly financial statements; and
- Statutory and regulatory audits, consents and other services related to SEC matters.

(2) Fees for audit-related services consist of financial accounting and reporting consultations.

(3) Tax fees relate to the preparation of various federal, state and local tax returns.

The Audit Committee reviews audit and non-audit services performed by the independent auditors, as well as the fees charged for such services. In its review of non-audit service fees, the Audit Committee considers, among other things, the possible impact of the performance of such services on the auditors' independence. Additional information concerning the Audit Committee and its activities with the auditors can be found in the following sections of this Proxy Statement: "Board and Committee Meetings" and "Report of the Audit Committee."

In considering the nature of the services provided by our registered independent public accountants, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with the registered independent public accountants and our management to determine that they are permitted under the rules and regulations concerning auditors' independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.

Audit Committee's Pre-Approval Policies and Procedures

Our Audit Committee has adopted a written charter that, among other things, requires the Audit Committee to pre-approve the rendering by our independent registered public accountants of audit or permitted non-audit services. All audit and non-audit services rendered by our independent registered public accountants in fiscal 2009 were approved by the Audit Committee in advance of the rendering of such services.

Required Vote

The proposal to ratify Ernst & Young LLP as the our independent registered public accountants for the fiscal year ending September 30, 2010 will be approved if it receives the affirmative vote of a majority of the votes cast, in person or by proxy, at the Annual Meeting, assuming a quorum is present.

THE BOARD RECOMMENDS VOTING "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2010.

REPORT OF THE AUDIT COMMITTEE

Under the guidance of a written charter adopted by the Board, the purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and audits of its financial statements. The responsibilities of the Audit Committee include appointing and providing for the compensation of the independent registered public accountants to conduct the annual audit of our accounts, reviewing the scope and results of the independent audits, reviewing and evaluating internal accounting policies, and approving all professional services to be provided to the Company by its independent registered public accountants. Our Board has determined that each of the members of the Audit Committee meets the independence requirements of the NASDAQ Global Market Rules.

Management has primary responsibility for the system of internal controls and the financial reporting process. The independent registered public accountants have the responsibility to express an opinion on the financial statements based on an audit conducted in accordance with generally accepted auditing standards.

In this context and in connection with the audited financial statements contained in the Company's Annual Report on Form 10-K, the Audit Committee:

- reviewed and discussed the audited financial statements as of and for the fiscal year ended September 30, 2009 with the Company's management and the independent registered public accountants;
- oversaw management's assessment and testing of internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002;
- discussed with BDO, the Company's independent registered public accountants for fiscal 2009, the matters required to be discussed by Statement of Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board (the "*PCAOB*") in Rule 3200T;
- reviewed the written disclosures and the letter from BDO required by applicable requirements of the PCAOB regarding BDO's communications with the Audit Committee concerning independence, and has discussed with BDO its independence;
- based on the foregoing reviews and discussions, recommended to the Board that the audited financial statements be included in the Company's 2009 Annual Report on Form 10-K for the fiscal year ended September 30, 2009 filed with the SEC.
- instructed the independent registered public accountants that the Audit Committee expects to be advised if there are any subjects that require special attention.

February 19, 2010

Submitted by the Audit Committee of the Board of Directors

James W. Frankola, Chairman
Steven Humphreys
James E. Ousley

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics

We adopted a Code of Business Conduct and Ethics ("*Code of Conduct*") that applies to all of our directors, officers and employees. We posted a copy of the Code of Conduct on our website at *www.actividentity.com*. You may also request a printed copy of the Code of Conduct, without charge, by writing us at 6623 Dumbarton Circle, Fremont, California 94555, Attn: Investor Relations. In the event of an amendment to, or a waiver of, any provision of the Code of Conduct that applies to any director or executive officer, we will publicly disclose any such amendment or waiver as required by applicable law or regulations or NASDAQ.

Communications with Non-Employee Directors

Our Board believes that management alone speaks for ActivIdentity. Stockholders, however, who are interested in communicating directly with the non-employee directors as a group may do so by writing to the non-employee directors in care of the Secretary. Stockholders can send communications by mail to Secretary, ActivIdentity Corporation, 6623 Dumbarton Circle, Fremont, California 94555 or through our corporate website located at *www.actividentity.com/contact/*. Our Secretary monitors these communications and will provide a summary of all received messages to the Board at each regularly scheduled meeting of the Board. Where the nature of a communication warrants, our Secretary may determine, in his or her judgment, to obtain the more immediate attention of the appropriate committee of the Board or non-management director, of independent advisors or of management, as our Secretary considers appropriate. Our Secretary may decide in the exercise of his or her judgment whether a response to any stockholder communication is necessary. This procedure does not apply to (a) communications to non-management directors from officers or directors of the Company who are stockholders, or (b) stockholder proposals submitted pursuant to Rule 14a-8 under Exchange Act.

BOARD AND COMMITTEE MEETINGS

In fiscal 2009, our Board met 11 times and each current member of the Board attended 75% or more of the meetings of our Board and the committees on which he served during the year, other than Mr. Boston, who was not a member of the Board in fiscal 2009. We encourage all directors to attend each annual meeting of stockholders. Each of our current directors attended the 2009 Annual Meeting of Stockholders, other than Mr. Boston, who was not then a member of the Board.

Board Committees

Our Board currently has standing an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. In addition, special committees are formed from time to time to address other issues for the Board. The principal functions of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are described below.

Audit Committee. The Audit Committee currently consists of Mr. Frankola (chairman) and Messrs. Humphreys and Ousley. Our Board has determined that all members of the Audit Committee are independent directors under the NASDAQ Stock Market Rules and each of them is able to read and understand fundamental financial statements. Our Board has determined that Mr. Frankola qualifies as an "Audit Committee Financial Expert" as defined by the rules of the SEC.

The purpose of the Audit Committee is to oversee our accounting and financial reporting processes and the audits of our financial statements. The responsibilities of the Audit Committee include appointing the independent registered public accountants to conduct quarterly reviews and the annual audit, reviewing the scope and results of the independent audits, reviewing and evaluating our internal accounting policies, and approving all fees and professional services provided to us by our independent registered public accountants.

The Audit Committee met six times in fiscal 2009 and operates under a written charter, which was amended by our Board in September 2007, a copy of which is available on our website at *www.actividentity.com/en/investors/governance*.

Compensation Committee. The Compensation Committee currently consists of Mr. Wright (chairman) and Messrs. Frankola and Ousley. Our Board has determined that all members of the Compensation Committee are independent directors under the NASDAQ Stock Market Rules.

The Compensation Committee administers the Company's benefit plans, reviews and administers all compensation arrangements for executive officers and directors, and establishes and reviews general policies relating to the compensation and benefits of our officers and employees. The Compensation Committee has the authority to delegate its responsibilities to individual members of the Compensation Committee as it deems appropriate.

The Compensation Committee met three times in fiscal 2009 and operates under a written charter adopted by the Board, a copy of which is available on our website at *www.actividentity.com/company/investors/governance*.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee currently consists of Mr. Ousley (chairman) and Messrs. Humphreys and Wright. Our Board has determined that all members of the Nominating and Corporate Governance Committee are independent directors under the NASDAQ Stock Market Rules.

The Nominating and Corporate Governance Committee's responsibilities include identifying and approving individuals qualified to serve as members of the Board of the Company, recommending director nominees for each annual meeting of stockholders, evaluating our Board's performance, developing and recommending to our Board corporate governance guidelines and providing oversight with respect to corporate governance and ethical conduct.

The Nominating and Corporate Governance Committee met three times in fiscal 2009 and operates under a written charter adopted by our Board, a copy of which is available on our website at *www.actividentity.com/company/investors/governance*.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists, or in the past fiscal year has existed, between any member of our Compensation Committee and any member of any other company's board of directors or compensation committee.

EXECUTIVE OFFICERS

Our executive officers and their respective positions and ages as of January 26, 2010 are set forth in the following table. Biographical information regarding each executive officer is set forth following the table.

Name	Age	Position
Grant Evans	51	Chairman and Chief Executive Officer
Jacques Kerrest	63	Chief Financial Officer and Chief Operating Officer
Michael Sotnick	42	Senior Vice President, Worldwide Sales and Field Operations
John Boyer	33	Senior Vice President, Engineering

Grant Evans has served as our Chief Executive Officer since April 2008 and was elected to the Board in March 2008. Mr. Evans served from January 2003 to March 2007 as the Chief Executive Officer and as a Director of A4Vision, Inc., a developer and manufacturer of machine vision technology for identity security. Prior to that time, he served from March 1999 to March 2002 as the Executive Vice President at Identix, a publicly traded developer and manufacturer of identification technology solutions. Mr. Evans was also previously Vice President and General Manager of Identicator Technology and was responsible for leading that company's strategic direction and launching the commercial biometric market. Mr. Evans is a member of the board of directors of Bioscrypt, a security access control company.

Jacques Kerrest joined the Company in August 2008 as our Chief Financial Officer and Chief Operating Officer. Prior to joining the Company, from September 2004 until March 2008, Mr. Kerrest served as the Chief Financial Officer of Virgin Media, Inc., a communications company. From June 2003 to August 2004, Mr. Kerrest was the Managing Director and Chief Financial Officer of Equant, N.V., a global enterprise communications infrastructure company. From August 1997 to May 2003, Mr. Kerrest was the Senior Vice President and Chief Financial Officer of Harte-Hanks, Inc., a worldwide direct and targeted marketing company. From August 1995 to July 1997, Mr. Kerrest served as the Chief Financial Officer of Chancellor Broadcasting Company, a radio broadcasting company. From 1993 to July 1995, Mr. Kerrest was the Chief Financial Officer of Positive Communications, Inc., a private telecommunications company.

Michael Sotnick joined the Company in December 2008 as our Executive Vice President, Worldwide Sales and Field Operations. Prior to joining the Company, from January 2005 until August 2008, Mr. Sotnick served as the Senior Vice President and General Manager of SAP Americas, Inc., a subsidiary of SAP AG, a software company. From 1999 to 2005, Mr. Sotnick served in various roles at Veritas Software Corporation, a storage and management software company, including as the Vice President of Partner Sales from 2001 to 2004 and other sales positions from 1999 to 2001. From 1994 to 1999, Mr. Sotnick served in various sales positions at Seagate Software Corporation, a software company that was a subsidiary of Seagate Technology, including Managing Director, Europe/Middle East/Africa, Director National Sales, and Eastern Area Sales Manager.

John Boyer joined the Company in October 2001 and has served as our Senior Vice President, Engineering since November 2008. Mr. Boyer served from October 2004 to October 2008 as our Director of Architecture and Chief Architect, from January 2003 to September 2004 as our Manager of Product Architecture, and from November 2001 to December 2002 in various engineering management positions. From March 1999 to October 2001, Mr. Boyer held various engineering roles at American Biometric Company, Ltd., a subsidiary of DEW Engineering and Development, Ltd.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Parties

Steven Humphreys, one of our directors, serves on the board of directors of SCM Microsystems. SCM supplied certain hardware products to ActivIdentity in fiscal 2009 and fiscal 2008. ActivIdentity purchased approximately $10,000 and $544,230 of products from SCM in fiscal 2009 and fiscal 2008, respectively.

On August 3, 2009, the Audit Committee of the Board approved the sale of certain immaterial assets and the licensing of other assets to idOnDemand, Inc., a privately held corporation of which Mr. Hart is a stockholder, director and officer. Pursuant to an asset sale agreement between ActivIdentity and idOnDemand, upon closing of the transaction, idOnDemand issued 300,000 shares of its common stock to ActivIdentity. ActivIdentity held 10% of the shares of idOnDemand at closing. The carrying value of the idOnDemand shares for fiscal year 2009 is zero. Mr. Hart resigned from the Board of Directors on August 12, 2009.

Related-Party Transaction Review and Approval

Our Board has adopted policies and procedures for the review and approval of related party transactions and has delegated to the Audit Committee the authority to review and approve the material terms of any proposed related party transactions. To the extent that a proposed related party transaction may involve a non-employee director or nominee for election as a director and may be material to a consideration of that person's independence, the matter may also be considered by the other disinterested directors.

Pursuant to our Code of Business Conduct and Ethics, each of our executive officers, directors and employees must disclose transactions involving actual or apparent conflicts of interests, such as related party transactions, to his or her immediate supervisor or the Chief Financial Officer. In order to avoid such conflicts, our executive officers, directors and employees may not receive any payments, compensation or gifts, other than gifts of nominal value, from any entity that does business or seeks to do business with us. Furthermore, without the consent of our Board, our executive officers, directors and employees may not use property or information belonging to us or their position with us for improper personal gain.

In determining whether to approve or ratify a related-party transaction, the Audit Committee may consider, among other factors it deems appropriate, the potential benefits to us, the impact on a director's or nominee's independence or an executive officer's relationship with or service to us, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. In deciding to approve a transaction, the Audit Committee may, in its sole discretion, impose such conditions as it deems appropriate on us or the related party in connection with its approval of any transaction. Any transactions involving the compensation of executive officers, however, are to be reviewed and approved by the Compensation Committee. If a related-party transaction will be ongoing, the Audit Committee may establish guidelines to be followed in our ongoing dealings with the related party. Thereafter, the Audit Committee, on at least an annual basis, will review and assess ongoing relationships with the related party to see that they are in compliance with the committee's guidelines and that the related-party transaction remains appropriate

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

The following table sets forth information regarding ownership of our common stock as of January 26, 2010 (unless indicated otherwise below where information is based on filings with the SEC) by (a) each person known to us to own more than 5% of the outstanding shares of our common stock, (b) each of our current directors and nominees for director, (c) the named executive officers (as defined in "Compensation Discussion and Analysis" below), and (d) all of our current directors and executive officers as a group. The information in this table is based solely on information provided to us or on statements in filings made with the SEC.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned and Shares Underlying Options Exercisable within 60 days of January 26, 2010			
	Shares	**Options and Warrants**	**Total**	**Percent of Class(2)**
OZ Management, LP.(3) 9 West 57th Street, 39th Floor New York, NY 10019	4,246,020	—	4,246,020	9.21%
Dimensional Fund Advisors Inc.(4) 1299 Ocean Avenue Santa Monica, CA 90401	3,421,728	—	3,421,728	7.4
ValueAct Capital(5) 435 Pacific Avenue, Fourth Floor San Francisco, CA 94133	3,127,032	—	3,127,032	6.8
Black Rock, Inc(18) 55 East 52nd Street Brooklyn, NY 10055	2,581,441	—	2,581,441	5.6
Renaissance Technologies LLC(6) 800 Third Avenue New York, New York 10022	2,511,494	—	2,511,494	5.4
Directors				
James W. Frankola(7)	108,936	50,000	158,936	*
James E. Ousley(8)	88,124	20,000	108,124	*
David Wright(9)	73,748	—	73,748	*
Steven Humphreys(10)	49,687	—	49,687	*
Robert Brandewie(11)	38,750	—	38,750	*
Brad Boston	—	—	—	*
Named Executive Officers				
Yves Audebert(12)	354,646	900,000	1,254,646	2.7
Grant Evans(13)	30,572	479,163	509,735	1.1
Jacques Kerrest(14)	85,000	257,292	342,292	*
Michael Sotnick(15)	0	187,500	187,500	*
John Boyer(16)	0	159,478	159,478	*
All current directors and executive officers as a group (9 persons)(17)	474,817	1,153,433	1,628,250	3.5%

* Less than 1% of the outstanding common stock.

(1) Unless indicated otherwise, the address of each beneficial owner is c/o ActivIdentity Corporation, 6623 Dumbarton Circle, Fremont, California 94555.

(2) Applicable percentage of ownership is rounded to the nearest tenth and is based on 46,125,749 issued and outstanding at January 26, 2010 together with applicable stock options, warrants, and other unissued equity awards for such stockholder. There will also be up to 1,956,652 additional shares issued pursuant to the merger agreement dated December 13, 2009 between the Company and CoreStreet Ltd. Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of January 26, 2010, as well as all shares issuable under outstanding unvested and restricted stock units, are deemed outstanding for computing the percentage of ownership of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown, subject to applicable community property laws.

(3) Based on Schedule 13G filed February 16, 2010 by OZ Management LP ("OZM"). OZ serves as principal investment manager to a number of investment funds and discretionary accounts with respect to which it has voting and dispositive authority over the Company's shares reported in such Schedule 13G/A, including such an account for OZ Master Fund, Ltd. ("OZMD"). Och-Ziff Holding Corporation ("OZHC") serves as the general partner of OZ. As such, it may be deemed to control OZ and therefore may be deemed to be the beneficial owner of the shares reported in such Schedule 13G/A. Och-Ziff Capital Management Group LLC is the sole stockholder of OZHC and Och-Ziff Holding LLC. As such, it may be deemed to control OZHC and Och-Ziff Holding LLC and therefore may be deemed to be the beneficial owner of shares reported in the Schedule 13G. Mr. Daniel S. Och is the Chief Executive Officer and Executive Managing Director of OZM, as such, he may be deemed to control such entities and therefore may be deemed to be the beneficial owner of the reported shares. Each of the entities disclaims any beneficial ownership of any such shares.

(4) Based on Schedule 13G filed on February 8, 2010 by Dimensional Fund Advisors LP ended December 31, 2009.

(5) Based on Schedule 13F November 13, 2009 by ValueAct SmallCap Management, L.P.

(6) Based on Schedule 13G filed on February 12, 20010 by Renaissance Technologies LLC ended December 31, 2009.

(7) Shares beneficially held include a total of 37,500 shares of common stock subject to Restricted Stock Unit awards granted by the Company, of which 19,686 will be fully vested within 60 days of January 26, 2010.

(8) Shares beneficially held include a total of 40,000 shares of common stock subject to Restricted Stock Unit awards granted by the Company, all of which will be fully vested within 60 days of January 26, 2010.

(9) Shares beneficially held include a total of 40,000 shares of common stock subject to Restricted Stock Unit awards granted by the Company, of which 33,124 will be fully vested within 60 days of January 26, 2010.

(10) Shares beneficially held include a total of 55,000 shares of common stock subject to Restricted Stock Unit awards granted by the Company, of which 49,687 will be fully vested within 60 days of January 26, 2010.

(11) Shares beneficially held include a total of 42,500 shares of common stock subject to Restricted Stock Unit awards granted by the Company, of which 38,750 will be fully vested within 60 days of January 26, 2010.

(12) Mr. Audebert was a founder of our Company and served as our President from inception through November 14, 2008. Shares beneficially held include a total of 36,731 shares of common stock subject to Restricted Stock Unit awards granted by the Company, all of which were vested in connection with the Severance Agreement and Release dated December 17, 2008 between Mr. Audebert and us.

(13) Shares beneficially held include 30,572 shares of common stock held indirectly by the Grant E. and Susan L. Evans Living Trust dated 10/17/1991. Option amounts include inducement options granted in April of 2008 by the board of 1,000,000 shares of which 479,163 have vested.

(14) Shares beneficially held include 85,000 shares of common stock held indirectly by J D Kerrest & S W Kerrest Trustees for Jacques & Sandra Kerrest REV Trust U/A dated 05/09/95. Option amounts include an inducement award by the board in August of 2008 in the amount of 650,000 shares of which 257,292 have vested.

(15) Shares beneficially held include inducement options of 600,000 shares of which 187,500 will be vested within 60 days of January 26, 2010.

(16) Shares beneficially held includes 159,478 shares subject to options are presently exercisable or become exercisable within 60 days after January 26, 2010..

(17) Total beneficial shares held by current Executives and Directors, including options for 1,153,433 shares that will be vested within 60 days of January 26, 2010.

(18) Based on 13G filed on January 29, 2010 by Black Rock, Inc for the period ending December 31, 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial reports regarding ownership of, and subsequent transactions in, our securities. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) reports they file. Based solely upon our review of copies of reports provided to us and written representations from our directors and executive officers, we believe that all reports required by Section 16(a) during fiscal 2009 were timely filed.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has authority to supervise, administer and evaluate incentive, equity-based and other compensatory plans of the Company in which executive officers and key employees participate. From time to time, the Compensation Committee may present compensation recommendations to the Board for review and approval by the non-employee directors.

The Compensation Committee has not in the past delegated any authority to another person or entity to take action with respect to executive officer compensation.

Although the Compensation Committee receives recommendations from management regarding option grants to non-executive employees, authority to make equity grants to non-executive employees rests with the Compensation Committee.

The Compensation Committee retains a compensation consultant to provide compensation data for peer companies. The Compensation Committee works with the consultant to identify what is considered an appropriate group of peer companies and then discusses with the consultant how the Company's compensation practices compare to practices at competitors. Although the Compensation Committee uses this compensation data as a tool to help provide appropriate compensation levels, the Compensation Committee does not strictly benchmark compensation from this data.

The Compensation Committee of the Company has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the proxy statement for the year ended September 30, 2009.

Submitted by the Compensation Committee of the Board of Directors

David Wright, Chairman
James W. Frankola
James E. Ousley

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

The following compensation discussion and analysis describes the material elements of compensation awarded to, earned by, or paid in fiscal 2009 to each of the executive officers identified below in the Summary Compensation Table, who are referred to collectively as our "named executive officers." In early fiscal 2009, we continued our leadership transition and hired Michael Sotnick as our Executive Vice President, Worldwide Sales and Field Operations and we promoted John Boyer to the position of Senior Vice President, Engineering.

The Compensation Committee assists the Board in the discharge of its responsibilities regarding compensation of our executives, including the named executive officers. The Compensation Committee is composed solely of independent members of the Board, and, in accordance with its charter, is charged by the Board with the responsibility to, among other things:

- develop and periodically review compensation policies and practices applicable to executive officers, including the criteria upon which executive compensation is based, the specific relationship of corporate performance to executive compensation and the composition in terms of base salary, deferred compensation and incentive or equity-based compensation and other benefits;
- review and approve corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluate the Chief Executive Officer's performance in light of these goals and objectives, and set the Chief Executive Officer's compensation level based on this evaluation;
- determine bases and set compensation levels for other executive officers;
- supervise, administer and evaluate incentive, equity-based and other compensatory plans of the Company in which executive officers and key employees participate, including approving guidelines and size of grants and awards, making grants and awards, interpreting and promulgating rules relating to the plans, modifying or canceling grants or awards, designating employees eligible to participate and imposing limitations and conditions on grants or awards;
- review and approve, subject to stockholder approval as required, the creation or amendment of any incentive, equity-based and other compensatory plans of the Company in which executive officers and key employees participate, other than amendments to tax-qualified employee benefit plans and trusts, and any supplemental plans thereunder, that do not substantially alter the costs of such plans to the Company or are to conform such plans to applicable laws or regulations;
- review and approve any employment agreements, severance arrangements, change-in-control arrangements or special or supplemental employee benefits, and any material amendments to any of the foregoing, applicable to executive officers, and key employees; and
- review periodically the compensation and benefits offered to non-employee directors and recommend changes to the Board as appropriate.

The Compensation Committee's role is also to ensure that the total compensation paid to our executive officers (including each of the named executive officers) is fair, reasonable and competitive. In the course of reviewing and approving the compensation of executive officers, our Compensation Committee annually reviews the performance of all executive officers and, in the case of officers other than our Chief Executive Officer, the Compensation Committee seeks input from our Chief Executive Officer regarding their compensation. These recommendations are then considered as part of the Committee's deliberations on compensation actions.

Compensation Philosophy and Objectives

Our compensation program is designed to attract, inspire, motivate and reward executives responsible for attaining the financial and strategic objectives essential to our long-term success and growth in stockholder value. The key objectives of the compensation program are to:

- attract and retain executives who are talented, qualified and capable of achieving our business objectives;
- remain competitive with the compensation paid to similarly situated executive officers at other companies in our industry;
- inspire and motivate executives to achieve operating goals through an emphasis on performance-based compensation;
- provide a strong, direct link between our financial and strategic goals and executive compensation;
- align the interests of our executives and stockholders by tying elements of compensation to the achievement of Company goals; and
- fairly reward executives for their efforts.

The Compensation Committee evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in the security software and services industry, while taking into account our relative performance, our own strategic goals and input from third-party compensation consultants. We strive to provide a total compensation package to senior management that is competitive in the marketplace, recognizes individual performance and provides opportunities to earn rewards based on achievement of short-term and long-term corporate objectives.

The primary elements of our executive compensation program are (i) base compensation or salary, (ii) annual cash bonuses and (iii) equity-based awards. We view these components as related but distinct. The Compensation Committee determines the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with recruiting and retention goals, its view of internal equity and consistency, individual performance and input from the Company's retained compensation consultant, J. Richard and Co. The Compensation Committee believes that, as is common in the security software and services industry, stock-based awards, salary and cash bonuses are all necessary to attract and retain employees. The Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term compensation, or between cash and non-cash compensation.

Competitive Market: Benchmarking

While the Compensation Committee does not believe that it is appropriate to establish compensation levels based solely on benchmarking, the Compensation Committee believes that information regarding pay practices at other companies is nevertheless useful in two respects. First, the Compensation Committee recognizes that compensation practices must be competitive in the marketplace. Second, independent marketplace information is one of the many factors that the Compensation Committee considers in assessing the reasonableness of compensation. Accordingly, our Compensation Committee retained J. Richard and Co., a compensation consultant who provides data for comparable peer groups, to review our policies and procedures with respect to executive compensation for fiscal 2009 and for fiscal 2010. The Compensation Committee and the Chief Executive Officer use the peer data provided by J. Richard and Co. to determine whether our compensation levels are competitive and to make any necessary adjustments, including in light of officer performance and our overall performance. Additionally, the Compensation Committee conducts an annual benchmark review of the benefits of our executive officers. Although the Compensation Committee generally aims to compensate our executives at or near the 50th percentile of compensation among our peer companies, the Compensation Committee does not necessarily fix all compensation to that level. The peer companies include other publicly held businesses with which we compete for talent in our or similar industries with a size and complexity similar to ours. The peer group data was based on publicly available information. In selecting the companies for inclusion in the peer group, the revenues of each company were considered. For the Compensation Committee's deliberations regarding fiscal 2009 executive compensation, the Compensation Committee reviewed a J. Richard and Co. report with a benchmark group comprised of the following companies:

Company Name	Revenues(1) (in millions)
Blue Coat Systems, Inc.	$444.7
Digimarc Corporation	19.8
Entrust, Inc.	99.7(2)
Macrovision Corporation	330.0
Network Engines, Inc.	197.5
Sonicwall, Inc.	218.6
Vasco Data Security International, Inc.	133.0
ActivIdentity Corporation	**62.3**

(1) Represents 2008 reported revenues.

(2) Company merged into a private organization. Data used is from their 8-K filed on 7/28/09 for their fiscal year ended 12/31/08.

Salaries for all employees, including the named executive officers, are generally reviewed and approved effective October 1 of each year.

Elements of Executive Officer Compensation

Base Salary. The Compensation Committee seeks to provide our executive officers with competitive annual base salaries in order to attract and retain talented individuals. The base salary component of our executive officer compensation program is not designed to provide incentives to maximize our near-term performance (as performance-based cash bonuses are designed to do), but rather to provide the baseline level of compensation to executive officers. In most cases, the base salary component represents the largest annual form of compensation to executive officers, although the Compensation Committee has no formal policy regarding the allocation between base salary and other forms of compensation. In making decisions regarding base salary levels, the Compensation Committee considers and evaluates the total compensation package, including possible performance-based cash bonuses and periodic equity awards, received or to be received by a particular executive officer, and seek to ensure that the executive officer's total compensation package is fair, reasonable and competitive. In determining appropriate salary levels for a given executive officer, the Compensation Committee considers the following factors:

- individual performance of the executive, as well as our overall performance, during the prior year;
- level of responsibility;
- breadth, scope and complexity of the position;
- internal review of the executive's compensation relative to other executives to ensure internal equity; and
- executive officer compensation levels at peer companies to ensure competitive compensation.

The Compensation Committee sets salaries for executive officers on an individual basis at the time of hire with the objective of being competitive with comparable businesses in our industry. The Compensation Committee considers adjustments to base salary annually in light of each officer's performance, our performance and compensation levels at other companies within our industry, as well as upon promotion or other change in job responsibilities. The Chief Executive Officer assists the Compensation Committee in its annual review of the base salaries of other executive officers based on the foregoing criteria.

The salary amounts set forth in the Summary Compensation Table below reflect the salary decisions made by the Compensation Committee in fiscal 2009 (and with respect to Mr. Sotnick upon his hiring in December 2008 and Mr. Boyer upon his promotion in November 2008). Base salary paid to Mr. Evans in fiscal 2009 was at the 50th percentile of the industry peer group, while the base salary paid to Mr. Kerrest in fiscal 2009 was above 75th percentile of the industry peer group primarily because of his level of responsibility and experience in the position. The other named executive officer base salary compensation varied around the 25th percentile of the industry peer group.

The base salaries of our named executive officers for fiscal 2010 are unchanged and are as follows:

Name	Salary for Fiscal 2010
Grant Evans	$380,000
Jacques Kerrest	325,000
Michael Sotnick	250,000
John Boyer	189,000(1)

(1) Mr. Boyer's annual salary is paid to him in Canadian dollars for a total sum of 205,000 Canadian dollars. The above figure was calculated using the exchange rate as of September 30, 2009.

Annual Cash Bonuses. Each fiscal year, the Compensation Committee approves an incentive bonus plan to provide cash bonus payments to named executive officers based upon attainment of annual corporate objectives approved by the Board. The incentive bonus plan is designed to be at-risk and to provide an incentive to our named executive officers to achieve, and exceed, goals relating to our overall performance and individual officer performance. The Compensation Committee reviews and approves the incentive bonus plans early in each fiscal year and approves the actual payouts under the plans after the end of the fiscal year. Executive officers are eligible for bonuses in an amount based on a percentage of their base salary. The target levels for the named executive officers in fiscal 2009 were as follows:

Name	Target Bonus Percent of Base Annual Salary	Maximum Bonus Percent of Base Annual Salary
Grant Evans	80%	144%
Jacques Kerrest	65	117
Michael Sotnick	100	180
John Boyer	30	51

For fiscal 2009, each named executive officer's annual bonus potential was based on achievement against various established performance targets. These performance targets were set by the Compensation Committee in consultation with management and included a weighted mix of financial and personal objectives to reflect the nature of that executive's areas of responsibility. The financial objectives on which bonus payments were based consisted of achievement of established incremental target levels for total worldwide revenues and adjusted EBITDA. The personal objectives on which bonus payments were based consisted of the following: (i) implementation of a plan to reduce expenses and strategically position the company for growth, (ii) establishment of a product roadmap and (iii) achievement of specific goals appropriate for each of the executives' areas of direct responsibilities. These criteria were selected because the Compensation Committee believed they were the key corporate drivers of stockholder value for fiscal 2009, focusing our named executive officers on growth and profitability. The levels of performance targets chosen by the Compensation Committee were set at levels that they believed would be achievable for target levels assuming satisfactory corporate performance and difficult to achieve for maximum levels.

Bonuses are paid in cash following completion of our semi-annual review. Prior to payment, the Compensation Committee reviews and approves the bonus payouts for our eligible named executive officers. The bonuses approved for fiscal 2009 are indicated in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table below. In paying bonuses at these levels, the Compensation Committee took into account the Company's overall financial performance for fiscal 2009, and, in the cases of the named executive officers, their leadership in continuing the Company's progress against its annual operating plan.

In early fiscal 2010, the Compensation Committee approved the target bonus opportunities of each named executive officer who continues to be an employee in fiscal 2010. For fiscal 2010, each named executive officer's annual bonus potential will be based on achievement of (i) established incremental target performance levels for total worldwide revenues and adjusted EBITDA and (ii) personal objectives. The financial objectives are more highly weighted and account for between seventy and eighty percent of the bonus, while the personal objectives account for the remaining thirty to twenty percent of the bonus. For purposes of the bonus, adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization with some internal adjustments for stock-based compensation expenses and severance costs. The bonuses are designed to emphasize stockholder value creation through improvement of our financial performance and achievement of individualized objectives relating to the portions of our business that these executives oversee and manage. The levels of performance targets chosen by the Compensation Committee were set at levels that they believed would be achievable for target levels assuming satisfactory corporate performance and difficult to achieve for maximum levels.

Equity Awards. As an additional component of our compensation program, named executive officers are eligible to receive equity compensation in the form of stock options and restricted stock awards. The Compensation Committee grants stock options, restricted stock or restricted stock units to named executive officers to aid in their retention, to motivate them to assist with the achievement of corporate objectives and to align their interests with those of our stockholders by creating a return tied to the performance of our stock price. In determining the timing and size of equity grants, the Compensation Committee considers the contributions and responsibilities of each executive, appropriate incentives for the promotion of our long-term growth, grants made to other executives in the industry holding comparable positions, our performance relative to corporate objectives and recent growth or decline in stockholder value. The Company also received peer data and other information from J. Richard and Co. in connection with the Compensation Committee's analysis of the size and type of equity grants for our named executive officers for fiscal 2009.

Under the terms of the 2004 Equity Incentive Plan (the "Plan"), pursuant to which all new equity grants are currently made, the exercise price of any stock options awarded under the Plan must be equal to 100% of the fair market value of our common stock (the closing sales price on the NASDAQ Global Market) on the date of grant. We do not have any formal program, plan or obligation that requires us to grant equity awards on specified dates, although we usually make annual grants to existing officers and employees during the first quarter of each fiscal year and to new hires upon commencement of their employment. We do not have in place any other program, plan or practice to time stock option grants to our executive officers in coordination with the release of material nonpublic information. Stock option grants may occasionally be considered following a significant change in job responsibilities or to meet other special retention or performance objectives.

The Board appointed Mr. Evans as our Chief Executive Officer in April 2008. In order to induce Mr. Evans to join us in this capacity, the Compensation Committee approved two inducement options to purchase shares of our common stock. The first option, which represents the right to acquire 1,000,000 shares, will vest solely upon the satisfaction of time-based vesting conditions and will vest with respect to one-quarter of the underlying shares on the first anniversary of the date of grant and then with respect to the remaining shares monthly thereafter. The second option also represents the right to acquire 1,000,000 shares. This option will vest only if the average closing stock price for our common stock over any given 90-day period within the first four years from the date of grant equals or exceeds $4.50 per share. Once this condition has been met, the option will vest with respect to 500,000 shares and then will vest monthly thereafter with respect to the remaining 500,000 shares over the next 12 months. Mr. Evans' options were granted outside of the Plan as an "inducement award," but are subject to the terms and conditions of the Plan as if granted thereunder. For additional information regarding Mr. Evans' inducement options, see the description under the section titled "Potential Payments Upon Termination or Change in Control" below. Mr. Evans did not receive any additional grants during fiscal 2009. As a result of the Compensation Committee's assessment of Mr. Evans' performance and market comparables, Mr. Evans was granted an option to purchase 300,000 shares with a per share exercise price of $2.30 (the closing price of our common stock on the NASDAQ Global Market) on November 24, 2009.

The Board appointed Mr. Kerrest as our Chief Financial Officer and Chief Operating Officer in August 2008. In order to induce Mr. Kerrest to join us in this capacity, the Compensation Committee approved two inducement options to purchase shares of our common stock. The first option, which represents the right to acquire 650,000 shares, will vest solely upon the satisfaction of time-based vesting conditions and will vest with respect to one-quarter of the underlying shares on the first anniversary of the date of grant and then with respect to the remaining shares monthly thereafter. The second option represents the right to acquire 700,000 shares. This option will vest only if the average closing stock price for our common stock over any given 90-day period within the first four years from the date of grant equals or exceeds $4.50 per share. Once this condition has been met, the option will vest with respect to 350,000 shares and then will vest monthly thereafter with respect to the remaining 350,000 shares over the next 12 months. Mr. Kerrest's options were granted outside of the Plan as an "inducement award," but are subject to the terms and conditions of the Plan as if granted thereunder. For additional information regarding Mr. Kerrest's inducement options, see the description under the section titled "Potential Payments Upon Termination or Change in Control" below. Mr. Kerrest did not receive any additional grants during fiscal 2009. As a result of the Compensation Committee's assessment of Mr. Kerrest's performance and market comparables, Mr. Kerrest was granted an option to purchase 175,000 shares with a per share exercise price of $2.30 (the closing price of our common stock on the NASDAQ Global Market) on November 24, 2009.

The Compensation Committee believes that granting the options to Messrs. Evans and Kerrest that vest based on our stock price more directly links the pecuniary interests of our executive officers with those of our stockholders.

The Board appointed Mr. Sotnick as our Executive Vice President, Worldwide Sales and Field Operations in December 2008. In order to induce Mr. Sotnick to join us in this capacity, the Compensation Committee approved an inducement option to purchase shares of our common stock. The option, which represents the right to acquire 600,000 shares, will vest solely upon the satisfaction of time-based vesting conditions and will vest with respect to one-quarter of the underlying shares on the first anniversary of the date of grant and then with respect to the remaining shares monthly thereafter. Mr. Sotnick's option was granted outside of the Plan as an "inducement award," but is subject to the terms and conditions of the Plan as if granted thereunder. For additional information regarding Mr. Sotnick's inducement options, see the description under the section titled "Potential Payments Upon Termination or Change in Control" below.

Additionally, the terms of Mr. Sotnick's employment agreement provided that if we exceeded our revenue goal from January 1, 2009 to September 30, 2009, we would grant Mr. Sotnick an option to purchase 350,000 shares of our common stock at a per share exercise price equal to the closing sale price of the stock on the NASDAQ Global Market on the date of grant, subject to Mr. Sotnick's continued employment on such grant date. The Company did not exceed its revenue goals during the period aforementioned and the options were not granted. In fiscal 2010, as a result of the Compensation Committee's assessment of Mr. Sotnick's performance and market comparables,

Mr. Sotnick was granted an option to purchase 30,000 shares with a per share exercise price of $2.30 (the closing price of our common stock on the NASDAQ Global Market) on November 24, 2009.

As a result of the Compensation Committee's assessment of Mr. Boyer's performance and market comparables, Mr. Boyer was granted an option to purchase 25,000 shares with a per share exercise price of $2.30 (the closing price of our common stock on the NASDAQ Global Market) on November 24, 2009.

The Compensation Committee believes that periodic equity awards serve as useful performance recognition mechanisms with respect to key employees, as most awards are subject to time-based vesting provisions. The Compensation Committee typically grants stock option awards to named executive officers with a term of seven years and vest and become exercisable over a period of four years. Occasionally, the Compensation Committee makes the granting or vesting of a stock award may be made contingent on achievement of certain specific performance conditions. The Compensation Committee believes that such periodic equity awards encourage executive officers to remain with us and also focus on our long-term performance. The value of the shares subject to the fiscal 2009 option grants to executive officers is reflected in the Summary Compensation Table below and further information about these grants is reflected in the "Grants of Plan-Based Awards" and "Outstanding Equity Awards at Fiscal Year-End" tables below.

Employment Agreements, Severance Benefits and Change in Control Provisions. We employ the named executive officers at-will. However, from time to time, we implement plans or enter into agreements that would provide benefits payable to certain employees, including named executive officers, in connection with the termination of employment, a change in our control or other situations. The Compensation Committee considers such plans, agreements and benefits in order to be competitive in the hiring and retention of named executive officers in comparison with comparable companies with which we compete for talent. In addition, these benefits are intended to retain our officers during the pendency of a proposed change in control transaction and align the interests of our officers with our stockholders in the event of a change in control. The Compensation Committee believes that proposed or actual change in control transactions can adversely impact the morale of officers and create uncertainty regarding their continued employment. Without these benefits, officers may be tempted to leave us prior to the closing of the change in control, especially if they do not wish to remain with the entity after the transaction closes. Any departures could jeopardize the consummation of the transaction or our interests if the transaction does not close. The Compensation Committee believes that these benefits therefore serve to enhance stockholder value in the transaction, and align the officers' interest with those of our stockholders in change in control transactions. The potential payments that each of the named executive officers will receive if a change in control or termination of employment occurs are set forth under the section titled "Potential Payments Upon Termination or Change in Control" below.

Other Benefits. Named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability and accidental death and dismemberment insurance, in each case on the same basis as other employees, subject to applicable law. We also provide vacation and other paid holidays to all employees, including executive officers, all of which we believe to be comparable to those provided at peer companies. These benefit programs are designed to enable us to attract and retain our workforce in a competitive marketplace. Health, welfare and vacation benefits ensure that we have a productive and focused workforce through reliable and competitive health and other benefits.

Our retirement savings plan (a 401(k) Plan) is a tax-qualified retirement savings plan, pursuant to which all employees, including the named executive officers, are able to contribute certain amounts of their annual compensation, subject to limits prescribed by the Internal Revenue Service. In fiscal 2009 we made no matching contributions to the named executive officers.

These benefits are included in the Summary Compensation Table in the "All Other Compensation" column.

Tax and Accounting Considerations

Deductibility of Executive Compensation. In making compensation decisions affecting our executive officers, the Compensation Committee considers our ability to deduct under applicable federal corporate income tax law compensation payments made to executives. Specifically, the Compensation Committee considers the requirements and impact of Section 162(m) of the Internal Revenue Code, which limits the tax deductibility to us of compensation in excess of $1.0 million in any year for certain executive officers, unless it qualifies as "performance-based compensation" under the Section 162(m) rules. The Compensation Committee considers the Section 162(m) rules as a factor in determining compensation, but will not necessarily limit compensation to amounts deductible under Section 162(m). No covered executive's compensation was subject to or exceeded the $1.0 million limitation for fiscal 2009.

Accounting for Stock-Based Compensation. Effective October 1, 2006, we adopted the fair value recognition provisions of the Accounting Standards Codification (ASC 718 10 50) to account for all stock grants under all of our stock plans. Under ASC 718 10 50, we are required to estimate and record an expense for each award of equity compensation over the vesting period of the award. Although the Compensation Committee assessed the desirability of granting shares of restricted stock to our executive officers and employees in lieu of stock option grants in light of the accounting impact of ASC 718 10 50, we ultimately determined to retain our stock option program as the main component of our long-term compensation program because it helps to align management performance with stockholder goals. Accounting rules also require us to record cash compensation as an expense at the time the obligation is incurred.

Role of Executives in Determining Compensation

Our Compensation Committee reviews the performance and compensation of our Chief Executive Officer on an annual basis and establishes our Chief Executive Officer's compensation level. Our Chief Executive Officer is not present for these discussions related to his compensation. For the remaining executives, the Chief Executive Officer makes recommendations to the Compensation Committee based upon individual experience and breadth of knowledge, internal considerations, and other subjective factors that the committee takes into account when determining executive compensation.

Allocation of Compensation

There is no pre-established policy or target for the allocation of compensation. The factors described above, as well as the overall compensation philosophy, are reviewed to determine the appropriate level and mix of compensation. Historically, and in fiscal 2009, the largest portion of compensation to named executive officers was in the form of incentive compensation.

Timing of Compensation

Compensation, including base salary, target incentive bonus amount and associated performance targets, and stock and option awards, for our named executive officers is reviewed, adjusted, if necessary, and approved annually, usually in the first quarter of the fiscal year, by the Compensation Committee. Bonuses are paid in cash following completion of our semi-annual review and fiscal year-end. Prior to payment, the Compensation Committee reviews and approves the bonus payouts for our eligible named executive officers.

Minimum Stock Ownership Requirements

There are no minimum stock ownership guidelines for our executives or employees.

Summary Compensation Table

The following table describes the compensation paid during fiscal 2009 to our Chief Executive Officer, our Chief Financial Officer and two additional executive officers, as well as one other individual who served as President and Chief of Engineering until he resigned during the first quarter of fiscal 2009 (collectively, the *"named executive officers"*).

Name and Principal Position	Year	Salary ($)	Stock Awards(1)($)	Option Awards(1)($)	Non-Equity Incentive Plan Compensation(2)($)	All Other Compensation ($)	Total ($)
Grant Evans, Chief Executive Officer	2009	$380,000	—	$504,376	$270,332	$ 829(3)	$1,155,537
	2008	177,046	—	140,853	121,600	15,050(4)	454,549
	2007	—	—	—	—	—	—
Jacques Kerrest, Chief Financial Officer and Chief Operating Officer	2009	325,000	—	555,700	155,512	19,026(5)	1,055,238
	2008	40,625	—	27,288	52,000	129(3)	120,042
	2007	—	—	—	—	—	—
Yves Audebert, former President and Chief of Engineering	2009	65,220	98,438	—	53,438	200,243(6)	417,339
	2008	285,000	18,125	148,590	53,438	828(3)	505,981
	2007	285,000	42,090	272,888	71,250	828(3)	672,056
Michael Sotnick, Executive Vice President of Worldwide Sales and Field Operations	2009	204,546	—	53,183	77,923	284(3)	335,936
	2008	—	—	—	—	—	—
	2007	—	—	—	—	—	—
John Boyer, Senior Vice President of Worldwide Engineering	2009	170,522	—	65,048	35,209	—	270,779
	2008	149,407	—	32,464	18,707	—	200,578
	2007	126,904	—	19,105	16,740	—	162,749

(1) The value of the option and stock awards has been computed in accordance with ASC 718 10 50, which requires that we recognize as compensation expense the value of all stock-based awards, including stock options, granted to employees in exchange for their services over the requisite service period, which is typically the vesting period, but excluding forfeiture assumptions that are used in calculating equity award expense in the Company's financial statements.

(2) Non-equity incentive plan compensation represents annual bonus amounts paid under our bonus plan. Bonus amounts are determined and paid after the end of the second fiscal quarter and after the end of each fiscal year, but reflect individual and Company performance for fiscal 2009 and 2008 respectively. Accordingly, bonus amounts in this table reflect bonuses paid in December 2008 for performance in fiscal 2008, in May and December 2009 for performance in fiscal 2009.

(3) Consists of premiums paid for term life insurance policies.

(4) Consists of $383 in premiums paid for a term life insurance policy and $14,667 in fees for Mr. Evans service on our Board prior to his appointment as our Chief Executive Officer.

(5) Consists of $2,376 in premiums paid for a term life insurance policy and $16,650 in temporary living expenses incurred during Mr. Kerrest's relocation.

(6) On December 17, 2008 we entered into a Severance Agreement and Release with Yves Audebert regarding his termination from his position as our President and Chief of Engineering. Pursuant to such agreement, we paid Mr. Audebert a lump sum of $142,500, which was the equivalent of six months base salary. The severance agreement also provided for the same level of health coverage and benefits in effect immediately preceding his termination until the earlier of the date he is no longer eligible to receive continuation coverage pursuant to COBRA or May 14, 2010 for which we paid $15,922. We also paid Mr. Audebert for a total $28,261 for 206.27 hours of personal and vacation time that had not accrued at a time when his personal time and vacation time had been capped. An amount equal to $12,057 was paid in satisfaction of waiting time penalties incurred for late payment of Mr. Audebert's final wages and accrued vacation. Not related to the severance agreement, the Company paid $1,400 in auto allowance and $103 in premiums for a term life insurance policy.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to the named executive officers during fiscal 2009. There are no estimated future payouts under non-equity incentive plans or stock awards.

Name	Grant Date	Board or Compensation Committee Approval Date	Option Awards: Number of Securities Underlying Options (#)(1)	Exercise Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2)
Michael Sotnick	12/8/2008	12/8/2008	600,000	1.48	372,306
John Boyer	11/14/2008	11/14/2008	250,000	1.69	166,962

(1) The amounts listed reflect stock options granted under our 2004 Equity Incentive Plan and are described in the Outstanding Equity Awards at Fiscal Year-End Table below.

(2) The grant date fair value of the stock and option awards has been computed in accordance with ASC 718 10 50, which requires that we recognize as compensation expense the value of all stock-based awards, including stock options, granted to employees in exchange for services over the requisite service period, which is typically the vesting period, excluding forfeiture assumptions. For more information on the manner in which equity compensation expense is calculated, see the notes to our audited consolidated financial statements.

Outstanding Equity Awards at Fiscal Year-End

The following table shows information regarding outstanding option awards at September 30, 2009 for our named executive officers. There were no outstanding stock awards for named executive officer as of September 30, 2009.

	Option Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**
Grant Evans	354,165(1)	645,835(1)	2.18	4/23/2015
	—	1,000,000(2)	2.18	4/23/2015
Jacques Kerrest	176,042(3)	473,958(3)	2.51	8/4/2015
	—	700,000(4)	2.51	8/4/2015
Yves Audebert(5)	450,000(6)	—	7.10	5/14/2010
	100,000(5)	—	8.95	5/14/2010
	100,000(5)	—	5.20	5/14/2010
	100,000(5)	—	4.12	5/14/2010
	75,000(5)	—	3.41	5/14/2010
	75,000(5)	—	3.51	5/14/2010
Michael Sotnick	—	600,000(7)	1.48	12/8/2015
John Boyer	15,000(8)	—	6.42	4/26/2014
	4,791(9)	—	6.54	7/14/2014
	28,437(10)	6,563(10)	4.24	6/14/2013
	15,000(11)	15,000(11)	4.50	8/14/2014
	6,667(12)	13,333(12)	2.51	8/1/2015
	—	250,000(13)	1.69	11/14/2015

(1) Option vests and becomes exercisable with respect to one-quarter of the underlying shares (1,000,000) on the first anniversary of the grant date (April 23, 2008) and then with respect to the remaining shares monthly thereafter over the next three years.

(2) Option vests and becomes exercisable with respect to half of the underlying shares (1,000,000) in the event that the average closing price of our common stock over a 90-day period, as reported on the Nasdaq Global Market, is equal to or greater than $4.50 per share and then with respect to the remaining shares monthly thereafter over the following twelve months. If the target stock price is not achieved by the fourth anniversary of the grant date, then the option will be forfeited in its entirety.

(3) Option vests and becomes exercisable with respect to one-quarter of the underlying shares (650,000) on the first anniversary of the grant date (August 1, 2008) and then with respect to the remaining shares monthly thereafter over the next three years.

(4) Option vests and becomes exercisable with respect to half of the underlying shares (700,000) in the event that the average closing price of our common stock over a 90-day period, as reported on the Nasdaq Global Market, is equal to or greater than $4.50 per share and then with respect to the remaining shares monthly thereafter over the following twelve months. If the target stock price is not achieved by the fourth anniversary of the grant date, then the option will be forfeited in its entirety.

(5) On December 17, 2008 we entered into a Severance Agreement and Release with Yves Audebert regarding his termination from his position as our President and Chief of Engineering. Pursuant to such agreement we accelerated the vesting on 326,042 of his unvested stock options and extended the exercise period for his vested options until the earlier of May 14, 2010 or the date such options expire on their terms.

(6) This option fully vested and became exercisable as of February 23, 2007.

(7) Option vests and becomes exercisable with respect to 25% of the total number of underlying shares (600,000) on the first anniversary of the grant date (December 8, 2008) and then ratably with respect to the remaining shares monthly thereafter for the next three years.

(8) Option vests and becomes exercisable with respect to 25% of the total number of underlying shares (15,000) on the first anniversary of the grant date (April 26, 2004) and then ratably with respect to the remaining shares quarterly thereafter for the next three years.

(9) Option vests and becomes exercisable with respect to 25% of the total number of underlying shares (4,791) on the first anniversary of the grant date (July 14, 2004) and then ratably with respect to the remaining shares quarterly thereafter for the next three years.

(10) Option vests and becomes exercisable with respect to 25% of the total number of underlying shares (35,000) on the first anniversary of the grant date (June 14, 2006) and then ratably with respect to the remaining shares quarterly thereafter for the next three years.

(11) Option vests and becomes exercisable with respect to 25% of the total number of underlying shares (30,000) on the first anniversary of the grant date (August 14, 2007) and then ratably with respect to the remaining shares quarterly thereafter for the next three years.

(12) Option vests and becomes exercisable with respect to 33% of the total number of underlying shares (20,000) on the first anniversary of the grant date (August 1, 2008) and then ratably with respect to the remaining shares quarterly thereafter for the next two years.

(13) Option vests and becomes exercisable with respect to 25% of the total number of underlying shares (250,000) on the first anniversary of the grant date (November 14, 2008) and then ratably with respect to the remaining shares quarterly thereafter for the next three years.

Option Exercises and Stock Vested

The following table sets forth information regarding options exercised by and vested stock awards of our named executive officers during fiscal 2009.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Grant Evans	—	$—	—	$ —
Jacques Kerrest	—	—	—	—
Yves Audebert	—	—	26,731	43,037
Michael Sotnick	—	—	—	—
John Boyer	—	—	—	—

Pension Benefits

We do not have a defined benefit plan. Our named executive officers did not participate in, or otherwise receive any special benefits under, any pension or retirement plan sponsored by us during fiscal 2009.

Nonqualified Deferred Compensation

During fiscal 2009, our named executive officers did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

In November 2008, our Board established the non-employee Directors' Equity Compensation Program, effective January 1, 2009, pursuant to the Plan, which permits our non-employee directors to elect to receive some or all of his or her cash retainer and meeting fees from us in the form of options and/or restricted stock units under the Plan. Under this program, each non-employee director who elects to receive an option, will receive an option to purchase a fixed number of shares of common stock at a price equal to the fair market value of our common stock on the date of grant, with the number of shares that may be purchased under such an option equal to the value of the cash retainer and meeting fees to be forfeited by the non-employee director divided by one-third of the fair market value of our common stock on the date of grant. This option would be immediately exercisable. Each non-employee director who elects to receive restricted stock units under this program, will receive restricted stock units with a grant date fair value equal to the amount of the cash retainer and meeting fees to be forfeited by the non-employee director. During fiscal 2009, no Directors elected to receive some or all of his or her cash retainer and meeting fees from us in the form of options and/or restricted stock units.

Potential Payments Upon Termination or Change in Control

In connection with the appointment of Grant Evans as our Chairman and Chief Executive Officer, on April 23, 2008, we entered into employment agreement with him. Pursuant to such agreement, Mr. Evans receives an annual salary of $380,000 and is eligible for a cash bonus targeted at 80% of his annual salary. Mr. Evans also received two option grants, each for the purchase of up to one million shares. One of the options will vest only in the event that the average closing price of our common stock over a 90-day period, is equal to or greater than $4.50 per share and will be forfeited in its entirety if the target stock price is not achieved within four years. In the absence of a Change of Control (as defined in his employment agreement), if Mr. Evans' employment with us is terminated by us without Cause (as defined in his employment agreement) or he resigns for Good Reason (as defined in his employment agreement) he shall be entitled to receive the following severance benefits: (i) 12 months of his base salary, plus the target bonus for that year; (ii) the same level of health coverage and benefits in effect immediately preceding his termination until the earlier of the date he is no longer eligible to receive continuation coverage pursuant to COBRA or 12 months from the date of his termination; and (iii) acceleration of 250,000 of the unvested shares of common stock on his time based vesting option for 1,000,000 shares. If there is a Change of Control and Mr. Evans is terminated without Cause or resigns for Good Reason within one year of the Change of Control, Mr. Evans will receive: (i) 18 months of his base salary, plus the target bonus for that year; (ii) the same level of health coverage and benefits in effect immediately preceding his termination until the earlier of the date he is no longer eligible to receive continuation coverage pursuant to COBRA or 12 months from the date of his termination; and (iii) accelerated vesting of all granted and outstanding options since time of employment such that they are fully vested and immediately exercisable upon termination. The salary and bonus payments would be made in a single lump sum upon his termination. Payment of the foregoing benefits would be conditioned upon Mr. Evan's resignation from our Board and execution of a release agreement within 21 days of his termination.

In connection with Jacques Kerrest's appointment as our Chief Financial Officer and Chief Operating Officer, on August 1, 2008, we entered into an employment agreement with him. Pursuant to such agreement, Mr. Kerrest receives an annual salary of $325,000 and is eligible for a cash bonus targeted at 65% of his annual salary. Mr. Kerrest also received two option grants. The first option was for the purchase of up to 650,000 shares of common stock. The second option was for the purchase of up to 700,000 shares of common stock and will vest only in the event that the average closing price of our common stock over a 90-day period, is equal to or greater than $4.50 per share. Furthermore, the second option will be forfeited in its entirety if the target stock price is not achieved within four years. In the absence of a Change of Control (as defined in his employment agreement), if Mr. Kerrest's employment with us is terminated by us without Cause (as defined in his employment agreement) or he resigns for Good Reason (as defined in his employment agreement) he shall be entitled to receive the following severance benefits: (i) 12 months of his base salary, plus the target bonus for that year; (ii) the same level of health coverage and benefits in effect immediately preceding his termination until the earlier of the date he is no longer eligible to receive continuation coverage pursuant to COBRA or 12 months from the date of his termination; and (iii) acceleration of 162,500 of the unvested shares of common stock on his time based vesting option for 650,000. If there is a Change of Control and Mr. Kerrest is terminated without Cause or resigns for Good Reason within one year of the Change of Control, Mr. Kerrest will receive: (i) 18 months of his base salary, plus the target bonus for that year; (ii) the same level of health coverage and benefits in effect immediately preceding his termination until the earlier of the date he is no longer eligible to receive continuation coverage pursuant to COBRA or 12 months from the date of his termination; and (iii) accelerated vesting of all granted and outstanding options since time of employment such that they are fully vested and immediately exercisable upon termination. The salary and bonus payments will be made in a single lump sum upon his termination. Payment of the foregoing benefits is conditioned upon Mr. Kerrest's resignation from our Board, if he is a director at the time of his termination, and execution of a release agreement within 21 days of his termination.

In connection with Michael Sotnick's appointment as our Executive Vice President of Worldwide Sales and Operations on December 7, 2008, we entered into an employment agreement with him. Pursuant to such agreement, Mr. Sotnick receives an annual salary of $250,000 and is eligible for a cash bonus targeted at 100% of his annual salary. Mr. Sotnick also received an option grant. The option was for the purchase of up to 600,000 shares of common stock. If Mr. Sotnick's employment with us is terminated by us without Cause (as defined in his employment agreement) or he resigns for Good Reason (as defined in his employment agreement) he shall be entitled to receive the following severance benefits: (i) 12 months of his base salary, plus the target bonus for that year; (ii) the same level of health coverage and benefits in effect immediately preceding his termination until the earlier of the date he is no longer eligible to receive continuation coverage pursuant to COBRA or 12 months from the date of his termination. If there is a Change of Control and Mr. Sotnick is terminated without Cause or resigns for Good Reason within one year of the Change of Control, Mr. Sotnick will receive: (i) 12 months of his base salary, plus the target bonus for that year; (ii) the same level of health coverage and benefits in effect immediately preceding his termination until the earlier of the date he is no longer eligible to receive continuation coverage pursuant to COBRA or 12 months from the date of his termination; and (iii) accelerated vesting of all granted and outstanding options since time of employment such that they are fully vested and immediately exercisable upon termination. The salary and bonus payments will be made in a single lump sum upon his termination.

On December 17, 2008 we entered into a Severance Agreement and Release with Yves Audebert regarding his termination from his position as our President and Chief of Engineering. Pursuant to such agreement, we paid Mr. Audebert a lump sum of $142,500, which was the equivalent of six months base salary. Mr. Audebert also received $53,438 in satisfaction of his incentive bonus compensation for 2008. The severance agreement also provided for the same level of health coverage and benefits in effect immediately preceding his termination until the earlier of the date he is no longer eligible to receive continuation coverage pursuant to COBRA or May 14, 2010. We also accelerated the vesting on 326,042 of his unvested stock options and 36,731 of his unvested restricted stock units and extended the exercise period for his vested options until the earlier of May 14, 2010 or the date such options expire on their terms. We also paid Mr. Audebert for a total $28,261 for 206.27 hours of personal and vacation time that had not accrued at a time when his personal time and vacation time had been capped. An amount equal to $12,057 was paid in satisfaction of waiting time penalties incurred for late payment of Mr. Audebert's final wages and accrued vacation. All of the above payments, with the exception of the penalty for late payment, were paid subject to applicable withholding taxes. The above severance benefits were contingent upon Mr. Audebert agreeing to (i) a release of claims, (ii) not to make any written or oral defamatory communications against the Company, and (iii) not to use or disclose any confidential information obtained during his employment, unless required to be subpoena or court order.

Our 2002 Stock Option Plan and 2004 Equity Incentive Plan provide that, in the event of a "change in control" (as defined) of the Company, the Compensation Committee or Board may elect to accelerate some or all of the vesting of outstanding option awards granted under such plans.

401(k) Plan

We have established and maintain a retirement savings plan under Section 401(k) of the Internal Revenue Code to cover our eligible employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax deferred basis through contributions to a 401(k) plan. Our 401(k) plan permits us to make matching contributions on behalf of eligible employees. In fiscal 2009, no matching contributions were made to the named executive officers.

Director Compensation

During fiscal 2008, after consultation with our compensation consultant, J. Richard and Co, our Board approved increases in the quarterly retainer fees for non-employee directors and for the Chairman of each of the various standing committees of the Board, as well as adding a quarterly retainer for participation in the other standing committees of the Board. During fiscal 2009, after consultation with J. Richard and Co, our Board approved a quarterly retainer fee for the newly created Lead Independent Director role. All other fees and stock award recommendations remained the same as previously approved during fiscal 2008.

During fiscal 2009, each non-employee director was paid a quarterly cash retainer for his or her membership on the Board, for his or her membership on a committee and for his or her attendance at board or committee meetings. In addition to the cash compensation, non-employee directors receive an annual grant of restricted stock units which vest in monthly installments over a one-year period from the date of grant. The tables below summarize the compensation was that was paid to our non-employee directors during fiscal 2009;

Meeting Attendance	Fee
In-person Board meeting attendance	$2,000
Telephonic Board meeting attendance	1,000
Committee meeting attendance	1,000

Position held or committee membership	Quarterly Retainer Fee	Annual Stock Award (3)
Chairman of the Board(1)	$15,000	15,000
Lead Independent Director(2)	11,250	15,000
Non-employee directors (excluding Chairman of the Board and Lead Independent Director)	7,500	15,000
Chairman of the Audit Committee	3,750	7,500
Member of the Audit Committee	1,875	3,750
Chairman of the Compensation Committee	2,500	7,500
Member of the Compensation Committee	1,250	3,750
Chairman of other standing committees of the Board	1,875	5,000
Member of other standing committees of the Board	938	2,500

(1) During fiscal 2009, Mr. Evans, the Company's chief executive officer, served as the chairman of the board and no cash retainer or stock award was made to him for his service in this capacity.

(2) The Lead Independent Director role was newly created by the Board in December 2009 and filled beginning January 1, 2010 by Mr. Wright.

(3) The annual stock awards are usually granted shortly after the annual stockholder's meeting. The guidelines for the annual grant to newly elected non-employee directors is 25,000 shares and 15,000 shares to re-elected incumbent non-employee directors.

The following table shows certain information with respect to the compensation earned in fiscal 2009 to our non-employee directors. Stock awards and option awards reflected in the following table reflect the value of the portion of equity awards that were expensed in the Company's income statement during fiscal 2009, with the value of such award calculated in accordance with ASC 718 10 50. Cash fees include meeting participation fees for regular meetings of the board and standing committees, as well as meetings of special or ad hoc committees.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Total ($)
Robert Brandewie	55,938	64,155	—	120,093
James Frankola	77,000	78,467	22,861	178,328
Jason Hart	43,375	53,507	—	96,822
Steven Humphreys	75,188	83,087	—	158,275
James E. Ousley	79,000	82,256	—	161,256
David B. Wright	67,750	88,507	—	156,257

Equity Compensation Plan Information

The following table provides information as of September 30, 2009 with respect to the shares of the Company's common stock that may be issued under our 2002 Stock Option Plan and 2004 Equity Incentive Plan.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders	6,203,026	4.32	4,272,142(1)
Equity compensation plans not approved by stockholders	3,950,000(2)	2.19	
Total	10,153,026	3.49	4,272,142

(1) Represents shares that may be issued under the 2004 Equity Incentive Plan.

(2) Represents options issued as inducement grants in accordance with NASDAQ Marketplace Rule 4350(i)(1)(A)(iv).

OTHER BUSINESS

We know of no other matters to be submitted to a vote of stockholders at the Annual Meeting. If any other matter is properly brought before the Annual Meeting or any adjournment thereof, it is the intention of the persons named in the enclosed proxy to vote the shares they represent in accordance with their judgment. In order for any stockholder to nominate a candidate or to submit a proposal for other business to be acted upon at the Annual Meeting, he or she must provide timely written notice to our Secretary in the form prescribed by our bylaws.

STOCKHOLDER PROPOSALS

Stockholder proposals intended to be included in next year's annual meeting proxy materials must be received by our Secretary no later than September 30, 2010 (the "*Proxy Deadline*"). The form and substance of these proposals must satisfy the requirements established by our bylaws and the SEC.

Additionally, stockholders who intend to submit a stockholder proposal at the 2010 Annual Meeting of Stockholders that is not eligible or not intended for inclusion in the proxy statement relating to that meeting must provide our Secretary with written notice of the proposal between 45 and 75 days prior to the anniversary of the mailing date of these proxy materials, provided, however, that if the 2010 annual meeting date is more than 30 days before or after the anniversary date of the 2010 annual meeting, then stockholders must provide notice within time periods specified in our bylaws. Notice must be tendered in the proper form prescribed by our bylaws. Proposals not meeting the requirements set forth in our bylaws will not be entertained at the meeting. A copy of the relevant bylaw provision is available upon written request to our Secretary.

Additionally, any stockholder seeking to recommend a director candidate or any director candidate who wishes to be considered by the Nominating and Corporate Governance Committee, the committee that recommends a slate of nominees to our Board for election at each annual meeting, must provide our Secretary with a completed and signed biographical questionnaire on or before the Proxy Deadline. Stockholders can obtain a copy of this questionnaire from our Secretary upon written request. The Nominating Committee is not required to consider director candidates received after this date, or without the required questionnaire. The Nominating Committee will consider all director candidates who comply with these requirements and will evaluate these candidates using the criteria described above under the caption, "Director Nomination Process." Director candidates who are then approved by our Board will be included in our proxy statement for that annual meeting.

ANNUAL REPORT

Our Annual Report on Form 10-K for the fiscal year ended September 30, 2009, including audited financial statements, accompanies this proxy statement. Copies of our Annual Report on Form 10-K for fiscal 2009 and the exhibits thereto are available from us without charge upon written request of a stockholder. Copies of these materials are also available online at *www.actividentity.com/company/investors/sec* and through the Securities and Exchange Commission at *www.sec.gov*. We may satisfy SEC rules regarding delivery of proxy statements and annual reports by delivering a single proxy statement and annual report to an address shared by two or more of our stockholders. This delivery method can result in meaningful cost savings for us. In order to take advantage of this opportunity, we may deliver only one proxy statement and annual report to multiple stockholders who share an address, unless contrary instructions are received prior to the mailing date. Additionally, if you share an address with another stockholder and have received multiple copies of our proxy statement and annual report, you may write or call us at the address and phone number below to request delivery of a single copy of these materials in the future. We undertake to deliver promptly upon written or oral request a separate copy of the proxy statement and/or annual report, as requested, to a stockholder at a shared address to which a single copy of these documents was delivered. If you hold stock as a record stockholder and prefer to receive separate copies of a proxy statement or annual report either now or in the future, please contact our investor relations department at the address below. If your stock is held through a brokerage firm or bank and you prefer to receive separate copies of a proxy statement or annual report either now or in the future, please contact your brokerage firm or bank.

ActivIdentity Corporation
Attn: Investor Relations
6623 Dumbarton Circle
Fremont, California 94555
(510) 574-0100

EACH STOCKHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ **Annual Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934**

For the fiscal year ended September 30, 2009

OR

☐ **Transition Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934**

ACTIVIDENTITY™

ACTIVIDENTITY CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	**45-0485038**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6623 Dumbarton Circle, Fremont, CA	**94555**
(Address of principal executive offices)	(Zip Code)

(510) 574-0100

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange
Common Stock, $0.001 par value per share	**NASDAQ Global Market**
Preferred Stock Purchase Rights	**NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Registrant's common stock, $0.001 par value per share, held by non-affiliates of the Registrant on March 31, 2009, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $90 million based upon the closing sales price of the common stock as reported on the NASDAQ Global Market on such date. Shares of the Registrant's common stock held by officers subject to section 16(b) filing requirements, directors and holders of more than ten percent of the outstanding common stock have been excluded from this calculation because such persons may be deemed to be affiliates. The determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of November 30, 2009, the Registrant had outstanding 45,866,110 shares of common stock.

Documents Incorporated by Reference

The information required by Part III of this Form 10-K, to the extent not set forth herein, is incorporated by reference from the issuer's Proxy Statement to be filed in connection with the 2010 Annual Meeting of Stockholders.

ACTIVIDENTITY CORPORATION
INDEX TO ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED SEPTEMBER 30, 2009

The statements contained in this Annual Report on Form 10-K that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, intentions, strategies, expected operating results, and financial condition. Forward-looking statements also include statements regarding events, conditions and financial trends that may affect our future plans of operations, business strategy, results of operations, and financial position. All forward-looking statements included in this document are based on information available to us on the date hereof, and we disclaim any intent to update any such forward-looking statements. Investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Factors that could cause or contribute to such differences include, but are not limited to, those described in "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Risk Factors," and elsewhere in this Annual Report.

PART I

ITEM 1: BUSINESS

Overview

ActivIdentity™ Corporation (the "Company" or "ActivIdentity" and also referred to as "we" or "our") is a global leader in strong authentication and credential management, providing solutions to confidently establish a person's identity when interacting digitally. For more than two decades, the Company's experience has been leveraged by security-minded organizations in large-scale deployments such as the U.S. Department of Defense, Cadence Design Systems, Nissan, and Saudi Aramco. The Company's customers have issued more than 100 million credentials, securing the holder's digital identity. Our strong authentication, credential management, security clients, and authentication devices are embraced by large organizations and governments to defend against security threats and identity fraud.

Founded in 1987, ActivIdentity has been instrumental in providing identity security software solutions to business and government organizations around the world. ActivIdentity is the realization of a strategy to elevate the Company from its original role as a token provider to be a complete authentication solutions provider with significant intellectual property. The Company has achieved success through organic growth and strategic acquisitions. The Company is a Delaware corporation.

We operate on a fiscal year ending September 30. For convenience in this Annual Report, we refer to the fiscal year ended September 30, 2007 as fiscal 2007, the fiscal year ended September 30, 2008 as fiscal 2008 and the fiscal year ended September 30, 2009 as fiscal 2009. We also refer to the fiscal year ending September 30, 2010 as fiscal 2010.

ActivIdentity provides solutions to organization's for identity and access management by providing strong authentication and credential management solutions. In general, ActivIdentity solutions deliver multiple benefits, including increased digital and physical security, protection against online fraud, enhanced business process efficiencies, secure access to digital assets, and a pathway to regulatory compliance.

ActivIdentity delivers solutions today in three primary markets: Employer-to-Employee, Business-to-Customer, and Government-to-Citizen.

ActivIdentity's ***Employer-to-Employee*** ("E2E") solutions for employee identification access offer a multi-layered security approach across networks, systems, facilities, data, intellectual property, and information assets. The foundation of the Company's E2E solutions is a Versatile Authentication platform to control access to data and / or network assets. The platform supports a variety of authentication methods (e.g., user name and password, knowledge-based authentication, and one-time password) and authentication devices (e.g., soft tokens, hardware tokens, mobile devices, and smart cards). The authentication platform's versatility enables employers not only to provide access control for their employees, but also to extend the schema to contractors and employees of partner organizations. In these scenarios, organizations can tailor the authentication method based on the risk associated with specific types of transactions. ActivIdentity E2E solutions are highly scalable. In larger deployments, they can be complemented by the ActivIdentity Credential Management products, as well as Security Client software to ease device management.

ActivIdentity's commercial ***Business-to-Customer*** ("B2C") solutions address the needs of organizations with electronic channels that serve consumers, businesses, suppliers, and partners. ActivIdentity has a complete Strong Authentication and Credential Management solutions portfolio to help organizations secure electronic interactions across multiple channels. ActivIdentity solutions can be tailored to meet each organization's unique needs for a range of transaction risk-levels, device authentication versatility, and user and credential life cycle management.

ActivIdentity's ***Government-to-Citizen*** ("G2C") solutions for government-issued identity help systems integrators ("SIs") address the challenges of G2C deployments by offering a Credential Management solution, as well as complementary components that SI clients can leverage to securely upload data onto chip-based authentication cards. In addition, ActivIdentity solutions provide post-issuance update capabilities that are essential for managing applications that require constant data revisions.

Market Trends

There are a variety of market trends that stimulate demand for strong authentication and credential management solutions:

Compliance

Compliance can be seen as a new driver for deployment of strong authentication as it enables pathway to tamper-proof auditing trails to track who did what and when. Regulatory requirements and economic realities are pressuring organizations to secure access to applications and networks. Many industry standards and government regulations now deem static passwords as inadequate and establish guidance that multi-factor authentication should replace single-factor authentication. The Sarbanes-Oxley Act ("SOX"), recommendations from the Federal Financial Institutions Examination Council, and the Health Insurance Portability and Accountability Act have led organizations to use stronger forms of authentication to mitigate fraud and protect customer information and patient privacy.

Internal Threat Risk

While static passwords continue to dominate as the primary mechanism for identity verification, they create numerous issues for users and organizations alike. Static passwords are often created by users to be easily remembered, making them vulnerable to guessing, social engineering, and brute force dictionary attacks. Even static passwords created under a stringent policy are vulnerable because users write them down and display them in open areas. A key security concern with static passwords is the fact that a compromise (via keystroke logger or network sniffer) often goes undetected, introducing unknown risks to the organization. Since the economic downturn, the internal risk for many organizations has increased dramatically:

- According to the annual CPI / FBI survey, 59% of organizations surveyed said they have had one or more attacks reported internally. Almost 8% of those organizations reported 60 or more internal incidents.

- According to a survey of more than 200 organizations globally conducted by Deloitte Touche Tohmatsu, only 28% of respondents rated themselves as "very confident" or "extremely confident" with regard to internal threats, which is down from 51% in 2008.

New Supply Chain Paradigm

The collaboration between companies, other organizations and government agencies is driving requirements to share data across networks and provide access to applications and data behind the firewall. To mitigate risk, many large organizations and government agencies are replacing traditional user names and passwords with digital certificates that enable strong authentication, encryption, and electronic signatures. However, to fully trust the access control and identity assurance services that digital certificates enable, organizations must securely store these digital identities / certificates on authentication devices such as smart cards or smart USB tokens.

Initiatives to Drive Customer Confidence and Loyalty

As a result of the most recent financial crisis, strong authentication is being leveraged as a tool to enhance customer loyalty, especially in the banking and financial services industry.

Product Lines, Products and Services

ActivIdentity provides key building blocks for securing IT infrastructures and digital transactions to defend against security threats and identity fraud and at the same time increase an organization's resource utilization, improve productivity, and maximize return on investment.

ActivIdentity offers four product lines that are the foundation for its E2E, B2C, and G2C solutions:

Strong Authentication

ActivIdentity Strong Authentication suite of products enables organizations to securely address a variety of end-user access control scenarios, ranging from remote access via virtual private networks ("VPN") and secure access to Web-based applications, to secure access to data and applications from the local network.

ActivIdentity offers two distinct Strong Authentication platforms for organizations that are seeking to implement a cost-effective, flexible, and scalable solution. *ActivIdentity 4TRESS™ AAA Server for Remote Access* addresses the security risks associated with a mobile workforce accessing systems and data remotely. *ActivIdentity 4TRESS™ Authentication Server* offers support for many authentication methods (e.g., user name and password, knowledge-based authentication, one-time password ("OTP"), and public key infrastructure ("PKI") certificates) and diverse audiences across a variety of service channels, making it the preferred versatile authentication platform for customer-facing transactions.

Credential Management

ActivIdentity Credential Management products enable organizations to securely deploy and manage smart cards and USB tokens containing a variety of credentials, including PKI certificates, OTPs, static passwords, biometrics, demographic data, and virtually any other application.

The *ActivIdentity ActivID™ Card Management System* is a highly scalable, reliable, proven, and extensible solution that enables organizations to securely issue and manage the complete life cycle of digital credentials on devices, as well as securely update applications and credentials on devices after they have been issued to end users.

Together with its Security Client software, Strong Authentication platform, and Authentication Device offering, ActivIdentity can provide organizations with a complete "Smart Employee ID Solution" that can be leveraged for both physical and logical access control.

Security Clients

ActivIdentity Security Clients software integrates and works seamlessly with ActivIdentity Strong Authentication and Credential Management offerings to deliver a comprehensive solution for security and network access.

The *ActivIdentity ActivClient*™ secures desktops and networks with strong authentication based on smart cards and PKI. *ActivIdentity ActivClient*™ supports the U.S. government's most stringent security requirements and standards. Organizations have issued millions of cards to secure network access, encrypt data, sign emails, and log in to Web applications.

ActivIdentity SecureLogin™ Single Sign-On software provides a simple and secure approach, enabling consistent password management and allowing organizations to provide a single secure sign-on for both local and remote users.

The *ActivIdentity*™ *Authentication Client* provides end users with self services to temporarily enable access to workstations and reset Windows passwords. In addition, it allows management with auditing, diagnostic, and policy configuration support and enables smart card password authentication.

Authentication Devices

Organizations' strong authentication needs vary widely based on transaction risks, deployment scenarios, and user communities. ActivIdentity offers a broad range of authentication devices that interoperate with its Strong Authentication and Credential Management products. These devices include the ActivIdentity line of OTP Tokens and other third-party devices such as Smart Cards, Smart Card Readers, Smart USB Tokens, Display Card Tokens, Soft Tokens and Hardware Security Modules.

Services

ActivIdentity offers training, implementation and ongoing architecture assessment services to guide and support organizations. Professional services are offered to ensure that the deployment of ActivIdentity solutions meet an organization's security, compliance, and vulnerability management needs. Training programs help an organization learn quickly how to configure, administer, and optimize ActivIdentity strong authentication and credential management solutions in its network environment.

Customers

Our customers include primarily large-scale organizations in the technology, government, manufacturing, banking and financial services industries.

For fiscal 2009 and 2008, Novell accounted for more than 10% of our total revenue. In fiscal 2007, Novell and Electronic Data Systems (EDS) accounted for more than 10% of our total revenue.

Sales, Services, and Marketing

Our sales and marketing efforts are aimed at building long-term relationships with our customers. We market and sell our products and technologies through our worldwide direct sales force and through a network of partners including SIs, original equipment manufacturers ("OEMs"), value added distributors ("VADs"), and VARs. Our direct sales force focuses on the top 2,000 companies worldwide and government agencies, working in concert with our channel sales and business development teams supporting initiatives with our SI, OEM, VAD and VAR partners.

In addition to sales and service offices in the United States, we conduct sales, marketing, and services out of wholly-owned subsidiaries or branches in other countries, including the United Kingdom, France, Germany, Singapore, and Australia. International revenue accounted for approximately 53%, 58%, and 59% of our total revenue in fiscal 2009, 2008, and 2007, respectively. We maintain an export compliance program that is designed to meet the requirements of the U.S. Departments of Commerce and State.

We believe that sales outside the United States will continue to be a significant percentage of our total revenue. Our future performance will depend, in part, on our ability to continue to compete successfully in Europe, one of the largest markets for our solutions. International sales and operations may be adversely affected by the imposition of governmental controls, restrictions on export technology, political instability, trade restrictions, changes in tariffs and the difficulties associated with staffing and managing international operations. In addition, international sales may be adversely affected by the economic conditions in each country. The revenue from our international business may also be affected by fluctuations in currency exchange rates. These factors could have a material adverse effect on our future business and financial results.

ActivIdentity provides technical support from offices located in the U.S., France, and the United Kingdom. These offices provide technical support to our integration and distribution partners, who, in turn, provide first level and second level support to end users. We offer certification training programs and have established a worldwide "ActivIdentity Channel Partner Program". In addition, we provide telephone and online support services to answer inquiries related to implementation, integration, and operation of our products and technologies. Our standard practice is to provide a one-year warranty on hardware and ninety days on software products.

We have organized our marketing efforts into three functional groups to support our business strategies as follows:

Product and Solutions Marketing

The product and solutions marketing team is responsible for synthesizing data from key customers, partners, and industry analysts to assist us in defining next generation solutions/products. Furthermore, the product and solutions marketing team develops all sales and market messaging, positioning, collateral, and selling tools to enable our sales force and channel partners to capitalize on market opportunities and effectively position and sell our products.

Channel and Partner Marketing

Our channel and partner marketing organization defines and implements integrated marketing programs to increase brand and product awareness, as well as capture mindshare and enthusiasm for ActivIdentity solutions with channel and partner sales forces.

Corporate Marketing Services

Corporate marketing efforts include Internet, telemarketing, trade shows, online advertising, email campaigns, channel promotions, associations marketing, and seminars. Our marketing programs target global 2000 companies and government decision makers, information technology managers and service providers using a high value approach addressing business problem solving and return on investment.

Competition

We compete in the strong authentication, credential management, security clients and authentication devices markets. We compete with numerous companies in each of these technology categories. The overall number of our competitors may increase and the identity and composition of competitors may change over time.

The worldwide market for identity management is highly competitive. In each of our product categories, we face competition from established and potential competitors, some of which may have greater financial, research, engineering, manufacturing and marketing resources than we have, such as RSA Security (the security division of EMC Corporation), VeriSign, SafeNet, IBM, Passlogix, Thales Group, and Vasco Data Security International Inc. We may also face future competition from new market entrants from other overseas and domestic sources. We expect our competitors to continue to improve the design and performance of their current products and processes and to introduce new products and processes with improved price and performance characteristics. We believe that to remain competitive, we will require significant financial resources to offer a broad range of products, to maintain customer service and support centers worldwide, and to invest in product and process research and development.

We believe that the principal factors affecting competition in our product segments include system performance, ease of use, reliability, installed base, technical service and support, product functionality, scalability, flexibility, use of open standards, return on investment, and total cost of ownership. We believe that, while price and delivery are important competitive factors, the customers' overriding requirement is for systems that easily and effectively incorporate into their existing ecosystem and enhance productivity.

We intend to invest in the development of comprehensive, flexible, and cost-effective security solutions that adhere to industry standards and provide advanced features and functions for specific markets. In addition, we will continue to leverage our leadership position in the U.S. Federal government market to expand our business to address customer needs, develop our channel partners, and implement new promotional campaigns to increase the awareness and adoption of our solutions.

Management believes that we are well positioned in the market with respect to both our products and services. However, any loss of competitive position could negatively impact our prices, customer orders, revenue, gross margins, and market share, any of which would negatively impact our operating results and financial condition.

Industry Associations

At ActivIdentity, innovation is born of imagination and molded by pragmatism. As a leading innovator in strong authentication and credential management, ActivIdentity is dedicated to driving industry standards. ActivIdentity belongs to a range of trade groups and industry associations to advance interoperability, ensure the highest technical standards, and promote innovative strong authentication and credential management technologies now and in the future.

As of September 30, 2009, ActivIdentity is a member of the following industry associations:

- GlobalPlatform
- The Smart Card Alliance
- Open AuTHentication (OATH)
- Intellect

Intellectual Property

Our success is heavily dependent on our ability to create proprietary technology and to protect and enforce our intellectual property rights, as well as our ability to defend against adverse claims of third parties with respect to our technology and intellectual property.

We rely primarily on a combination of copyrights, trademarks, service marks, trade secrets, patents, restrictions on disclosure, and other methods to protect our intellectual property. We also enter into confidentiality and/or invention assignment agreements with our employees, consultants, and current and potential affiliates, customers, and business partners. We also generally control access to and distribution of proprietary documentation and other confidential information. In addition, we limit access to and distribution of our software, documentation, and other proprietary information.

We have been issued numerous patents (approximately 100 issued and another 100 pending) in the U.S. and abroad, covering a wide range of our technology. Additionally, we have filed numerous patent applications with respect to certain aspects of our technology in the U.S. Patent and Trademark Office and patent offices outside the U.S.

From time to time, we acquire license rights under United States and foreign patents and other proprietary rights of third parties. For instance, in July 2006 we acquired certain patents and related intellectual property in the area of digital identity management from a third party for approximately $4.0 million to enhance our patent position. In June 2005 we out-licensed on an exclusive basis, with retained rights for internal use, certain of our biometric patents and pending patent applications for $4.1 million.

We continue to file patent applications both in the U.S. and abroad to protect key technologies and innovations provided by our research and development efforts. Patents may not be awarded with respect to these applications and even if such patents are awarded, such patents may not provide us with sufficient protection of our intellectual property.

Research and Development

We have research and development teams in Fremont (United States) and Suresnes (France) that are responsible for the design, development, and release of our products. The research and development function is organized into product management, product architecture, development, quality assurance, and documentation disciplines. When appropriate, we also integrate our products into third party technology that we purchase or license to shorten our time-to-market.

The focus of our research and development efforts is to bring to market enhanced versions of our existing products, as well as new products, in order to address customer needs while maintaining compliance with government and industry standards. Our research and development expenses were $15.1 million, $18.9 million, and $19.9 million in fiscal 2009, 2008, and 2007, respectively.

Operations

We have established relationships with hardware manufacturers and assemblers and software reproducers. Additionally, we have outsourcing arrangements for product warehousing and fulfillment services. Our global production and distribution capacity supports our current requirements and can readily be increased by augmenting existing production lines with current suppliers. We maintain ownership of all manufacturing tools, molds and software, supply all critical components, and define all manufacturing processes and quality control processes, thereby granting us the ability to relocate the manufacturing process or sub-license the manufacturing rights to a third party supplier should any unforeseen interruption occur.

Our hardware products are manufactured by third-party vendors based in China and Singapore. Our hardware products are shipped directly to our distribution partners and customers or to company warehouses in Fremont (United States), Hong Kong, Singapore, and Suresnes (France) for subsequent distribution. Software products are produced and packaged in Fremont (United States) and Suresnes (France).

Backlog

Our backlog for products at any point in time is not significant because products are generally shipped upon receipt of order. We do not believe that our backlog at any particular point in time is indicative of future sales levels. The timing and volume of customer orders are difficult to forecast because our customers typically require prompt delivery of products and a majority of our sales are booked and shipped in the same quarter. In addition, sales are generally made pursuant to standard purchase orders that can be rescheduled, reduced or canceled prior to shipment with little or no penalty.

Employees

As of September 30, 2009, we employed approximately 220 people on a full-time basis, 111 in the United States and 109 elsewhere. Of the total, 82 were in product research and development, 54 in sales and marketing, 30 in product support and consulting services, ten in product management, five in operations, and 39 in general and administration.

Our success is highly dependent on our ability to attract and retain qualified employees. None of our employees are subject to collective bargaining agreements.

Executive Officers

Our executive officers as of September 30, 2009 and their ages and titles as of that date were as follows:

Name	Age	Position
Grant Evans	51	Chief Executive Officer and Chairman
Jacques Kerrest	63	Chief Financial Officer and Chief Operating Officer
Michael Sotnick	42	Executive Vice President, Worldwide Sales and Field Operations
John Boyer	33	Senior Vice President, Worldwide Engineering

Grant Evans has served as our Chief Executive Officer since April 2008 and was elected to the Board in March 2008. Mr. Evans served from January 2003 to March 2007 as the Chief Executive Officer and as a Director of A4Vision, Inc., a developer and manufacturer of machine vision technology for identity security. Prior to this, he served from March 1999 to March 2002 as the Executive Vice President at Identix, a publicly traded developer and manufacturer of identification technology solutions. Mr. Evans was also previously Vice President and General Manager of Identicator Technology and was responsible for leading that company's strategic direction and launching the commercial biometric market. Mr. Evans is a member of the board of directors of Bioscrypt, a security access control company.

Jacques Kerrest joined the Company in August 2008 as our Chief Financial Officer and Chief Operating Officer. Prior to joining the Company, from September 2004 until March 2008, Mr. Kerrest served as the Chief Financial Officer of Virgin Media, Inc., a communications company. From June 2003 to August 2004, Mr. Kerrest was the Managing Director and Chief Financial Officer of Equant, N.V., a global enterprise communications infrastructure company. From August 1997 to May 2003, Mr. Kerrest was the Senior Vice President and Chief Financial Officer of Harte-Hanks, Inc., a worldwide direct and targeted marketing company. From August 1995 to July 1997, Mr. Kerrest served as the Chief Financial Officer of Chancellor Broadcasting Company, a radio broadcasting company. From 1993 to July 1995, Mr. Kerrest was the Chief Financial Officer of Positive Communications, Inc., a private telecommunications company.

Michael Sotnick joined the Company in December 2008 as our Executive Vice President, Worldwide Sales and Field Operations. Prior to joining the Company, from January 2005 until August 2008, Mr. Sotnick served as the Senior Vice President and General Manager of SAP Americas, Inc., a subsidiary of SAP AG, a software company. From 1999 to 2005, Mr. Sotnick served in various roles at Veritas Software Corporation, a storage and management software company, including as the Vice President of Partner Sales from 2001 to 2004 and other sales positions from 1999 to 2001. From 1994 to 1999, Mr. Sotnick served in various sales positions at Seagate Software Corporation, a software company that was a subsidiary of Seagate Technology, including Managing Director, Europe/Middle East/Africa, Director National Sales, and Eastern Area Sales Manager.

John Boyer joined the Company in October 2001 and has served as our Senior Vice President, Engineering since November 2008. Mr. Boyer served from October 2004 to October 2008 as our Director of Architecture and Chief Architect, from January 2003 to September 2004 as our Manager of Product Architecture, and from November 2001 to December 2002 in various engineering management positions. From March 1999 to October 2001, Mr. Boyer held various engineering roles at American Biometric Company, Ltd., a subsidiary of DEW Engineering and Development, Ltd.

Available Information

Additional information about ActivIdentity is available on our website at www.actividentity.com. We make available free of charge on our website our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file them with or furnish them to the Securities and Exchange Commission (SEC). Information contained on our website is not part of this Annual Report on Form 10-K or our other filings with the SEC. Additionally, these filings may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549, by mailing a request to the United States Securities and Exchange Commission, Office of Investor Education and Advocacy, 100 F Street, NE, Washington, DC 20549-0213, by sending an electronic message to the SEC at publicinfo@sec.gov or by sending a fax to the SEC at 1-202-772-9295. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

ITEM 1A. RISK FACTORS

Risk Factors That May Affect Results of Operations and Financial Condition

Set forth below are certain risks and uncertainties that could affect our business, financial condition, operating results, and/or stock price. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem less significant also may impair our business operations.

We have a history of losses and we may experience losses in the foreseeable future.

We have not achieved profitability and we may incur losses for the foreseeable future. In fiscal 2009, 2008, and 2007, we incurred losses of approximately $5.5 million, $76.5 million, and $9.3 million, respectively. As of September 30, 2009, our accumulated deficit was $328.6 million, which represents our net losses since inception. Although we had approximately $92.2 million in cash and cash equivalents, and investments as of September 30, 2009, we may not be able to raise additional capital in the event that our current cash and cash equivalents are insufficient.

We will need to achieve incremental revenue growth and manage our costs to achieve profitability. Even if we do achieve profitability, we may be unable to sustain profitability on a quarterly or annual basis thereafter. It is possible that our revenue will grow at a slower rate than we anticipate or that operating expenses will increase beyond our current run rate. The current global economic slowdown could slow customer orders, as well as anticipated revenue growth, and could further delay our prospects for operating profitability.

Our cost-reduction initiatives may not result in the anticipated savings or more efficient operations and may harm our long-term viability.

Over the past several years, we have implemented extensive cost cutting measures and have incurred significant cost-reduction charges as we have attempted to streamline operations, improve efficiency, and reduce costs. We expect that we may undertake further cost-reduction initiatives in the future as we realign our business around areas of strategic focus. Although we believe that it has been and will continue to be necessary to reduce the size and cost of our operations to improve our performance, the reduction in our operations may make it more difficult to develop and market new products and to compete successfully with other companies in our industry. In addition, many of the employees who have been terminated as part of our cost-reduction activities possessed specific knowledge or expertise that may prove to have been important to our operations and we may be required to rehire them or to hire persons with similar skills in order to develop new products to increase our revenue. These efforts may not result in anticipated cost savings, making it difficult for us to achieve profitability. These cost-reduction initiatives may also preclude us from making complementary acquisitions and/or other potentially significant expenditures that could improve our product offerings, competitiveness or long-term prospects.

We derive revenue from only a limited number of products and we do not have a diversified product base.

Substantially all of our revenue is derived from the sale of our credential management and strong authentication systems and products. We anticipate that substantially all of our future revenue, if any, will also be derived from these products. If for any reason our sale of these products is impeded or if we divest existing product lines as part of our ongoing strategic realignment, and we have not diversified our product offerings, our business and results of operations could be harmed. We have reduced our product offerings as part of our prior restructuring initiatives to focus on our core products and do not expect to diversify our product offerings in the foreseeable future.

Our customer base is highly concentrated and the loss of any one of these customers or delay in anticipated orders could adversely affect our business.

Our customers consist primarily of medium to large enterprises, governments, system integrators, resellers, distributors, and OEMs. Historically, we have experienced a concentration of revenue in certain of our channel partners and customers. In fiscal 2009 and 2008, Novell accounted for more than 10% of our total revenue. In fiscal 2007, Novell and Electronic Data Systems (EDS) each accounted for more than 10% of our total revenue. Additionally, a substantial portion of our total product revenue is generated from the governmental sector. In fiscal 2009, 2008, and 2007, worldwide government business accounted for approximately 19%, 20%, and 27%, respectively, of total product revenue. Although government spending is currently high in light of various economic recovery initiatives, diversion of government resources to economic recovery programs and reductions in state and local government spending may harm our business. We expect future revenue variability in this sector due to fluctuations in government ordering patterns and frequent delays associated with larger programs.

Our operating results would be adversely affected if any of the following events occur:

- The loss of the above or other significant customers;

- The failure of any of our significant channel partners to renew their contracts upon expiration, or the termination by these partners of their contracts;
- The divestiture of products or product lines, which would cause the loss of that revenue; or
- Delays in orders from governmental agencies.

We expect to continue to depend upon a small number of large customers for a substantial portion of our revenue and the occurrence of any of the above events could further extend our reliance on remaining customers.

Our quarterly gross and net margins are difficult to predict, and if we miss quarterly financial expectations, our stock price could decline.

Our quarterly revenue, expense levels, and operating results are difficult to predict and fluctuate from quarter to quarter. It is likely that our operating results in some periods will vary from the guidance we have provided, or otherwise not meet investor expectations. If this happens, the market price of our common stock is likely to decline. Fluctuations in our future quarterly operating results may be caused by many factors, including:

- The size and timing of customer orders which are received unevenly and unpredictably throughout a fiscal year and may be subject to seasonality relating to the United States federal government's fiscal year and related spending patterns;
- The mix of products licensed and types of license agreements;
- The effect of generally accepted accounting principles on the timing of revenue recognition; for example, if prices for our products or services vary significantly, we may not maintain vendor specific objective evidence of fair value of undelivered elements which could result in deferring revenue to future periods;
- The timing of customer payments;
- The size and timing of revenue recognized in advance of actual customer billings and customers with installment payment schedules that may result in higher accounts receivable balances;
- Changes in financial markets, which could adversely affect the value of our assets and our liquidity;
- The relative mix of our software and services revenue, as well as the relative mix of product offerings, which could change in connection with strategic realignment initiatives;
- The application of new accounting regulations, which could negatively impact results; and
- Changes in currency exchange rates.

We have a long and often complicated sales cycle, which can result in significant revenue fluctuations between periods.

The sales cycle for our products is typically long and subject to a number of significant risks over which we have little control. The typical sales cycle is six to nine months for an enterprise customer and over twelve months for a network service provider or government. As our operating expenses are based on anticipated revenue levels, a small fluctuation in the timing of sales can cause our operating results to vary significantly between periods. If revenue falls significantly below anticipated levels, our business would be negatively impacted.

Purchasing decisions for our products and systems may be subject to delay due to many factors that are outside of our control, such as:

- Political and economic uncertainties;

- Time required for a prospective customer to recognize the need for our products;
- Time and complexity for us to assess and determine a prospective customer's IT environment;
- Customer's requirements for customized features and functionalities;
- Turnover of key personnel at existing and prospective customers;
- Customer's internal budgeting process; and
- Customer's internal procedures for the approval of large purchases.

Furthermore, the implementation process can be subject to delays resulting from issues associated with incorporating new technologies into existing networks, deployment of a new network system or preservation of existing network infrastructure and data migration to the new system. Full deployment of our technology and products for such networks, servers, or other host systems can be scheduled to occur over an extended period and the licensing of systems and products, including client and server software, smart cards, readers, and tokens, and the recognition of maintenance revenue would also occur over this period. This interaction, thereby can negatively impact the results of our operations in the near term, resulting in unanticipated fluctuations between periods.

The market for some of our products is still developing and if the industry adopts standards or platforms different from our platform, then our competitive position would be negatively affected.

The market for digital identity products is still emerging and is also experiencing consolidation. The evolution of the market is in a constant state of flux that may result in the development of different network computing platforms and industry standards that are not compatible with our current products or technologies.

We believe smart cards are an emerging platform for providing digital identity for network applications and for the procurement of services from private enterprise and government agencies. A key element of our business model is premised on the smart card becoming a common access platform for network computing in the future. Further, we have focused on developing our products for certain operating systems related to smart card deployment and use. Should platforms or form factors other than the smart card emerge as a preferred platform or should operating systems other than the specific systems we have focused on emerge as preferred operating systems, our current product offerings could be at a disadvantage. If this were to occur, our future growth and operating results would be negatively affected. Additionally, consolidation within this industry has created a more difficult competitive environment and may result in the broader adoption of competing platforms and systems.

In addition, the digital identity market has evolving industry-wide standards. While we are actively engaged in discussions with industry peers to define what these standards should be, it is possible that any standards eventually adopted could prove disadvantageous to or incompatible with our business model and product lines. Uncertainty surrounding the Homeland Security Presidential Directive No. 12 (HSPD 12) may affect sales of our products to government agencies. If our products do not comply with the requirements of HSPD 12, we may not be able to sell to agencies that must comply with this Directive.

We rely on strategic relationships with other companies to develop and market our products. If we are unable to enter into additional relationships, or if we lose an existing relationship, our business could be harmed.

Our success depends on establishing and maintaining strategic relationships with other companies to develop, market, and distribute our technology and products and, in some cases, to incorporate our technology into their products. Part of our business strategy has been to enter into strategic alliances and other cooperative arrangements with other companies in the industry. We are currently involved in cooperative efforts to incorporate our products into the products of others, to jointly engage in research and development efforts, and to jointly engage in marketing efforts and reseller arrangements. To date, none of these relationships is exclusive, and some of our strategic partners have cooperative relationships with certain of our competitors.

If we are unable to enter into cooperative arrangements in the future or if we lose any of our current strategic or cooperative relationships, our business could be adversely affected. We do not control the time and resources devoted to such activities by parties with whom we have relationships. In addition, we may not have the resources available to satisfy our commitments, which may adversely affect these relationships. These relationships may not continue, may not be commercially successful, or may require the expenditure of significant financial, personnel, and administrative resources from time to time. Further, certain of our products and services compete with the products and services of our strategic partners, which may adversely affect our relationships with these partners, which could adversely affect our business.

We may be adversely affected by operating in international markets.

Our international operations subject us to risks associated with operating in foreign markets, including fluctuations in currency exchange rates that could adversely affect our results of operations and financial condition. International revenue and expenses make up a substantial portion of our business. A severe economic decline in any of our major foreign markets could make it difficult for our customers to pay us on a timely basis. Any such failure to pay, or deferral of payment, could adversely affect our results of operations and financial condition. During fiscal 2009, 2008, and 2007, markets outside of North America accounted for 53%, 58%, and 59%, respectively, of total revenue.

We face a number of additional risks inherent in doing business in international markets, including:

- Unexpected changes in regulatory requirements;
- Potentially adverse tax consequences;
- Export controls relating to encryption technology;
- Tariffs and other trade barriers;
- Difficulties in staffing and managing international operations;
- Laws that restrict our ability, and make it costly, to reduce our workforce;
- Changing political conditions;
- Exposures to different legal standards; and
- Burden of complying with a variety of laws and legal systems.

While we present our financial statements in U.S. Dollars, a significant portion of our business is conducted outside of the United States and we incur a significant portion of our expenses in Euros, Australian Dollars and British Pounds. Some revenue transactions are denominated in foreign currencies as well. Significant fluctuations in exchange rates between the U.S. Dollar and foreign currencies may adversely affect our future operating results. Due to fluctuations in foreign currencies we recorded a loss of $0.8 million in fiscal 2009, a loss of $2.0 million in fiscal 2008, and a gain of $3.4 million in fiscal 2007, on our consolidated statements of operations.

We invest in securities that are subject to market risk and the recent problems in the financial markets could adversely affect the value of our assets.

During fiscal 2008, we reclassified $33.0 million at cost of our investments in certain auction rate securities ("ARS") from short-term to long-term investments as the auctions for these holdings effectively ceased with no indication as to when or if these auctions would resume in the future. Given these developments and the resultant consequences of the lack of liquidity for these investments, coupled with other developments in the credit markets in general, we recorded an other-than-temporary impairment on these holdings of $21.2 million, resulting in a carrying value of $11.8 million at September 30, 2009 and September 30, 2008. We hold an additional $3.1 million of ARS in short-term investments, valued at par as of September 30, 2009. These particular ARS investments have had liquidity events recently and we, therefore, expect that these will be called in full and at par within twelve months. We continually monitor all of our ARS investments and evaluate any changes as to impairment factors on a continual basis.

ARS are structured to provide liquidity through a Dutch auction process that resets the interest rates paid at pre-determined intervals, generally every 28 days. The auctions have historically provided a liquid market for these securities. Our investments in ARS represent interests in collateralized debt obligations ("CDO"), closed-end mutual funds, derivative product companies, and student loans. Uncertainty in the financial markets has affected the liquidity of our ARS holdings and resulted in a significant increase in the risks related to the ARS investments classified as long-term, specifically the CDO and derivative product companies securities, and to a lesser degree, the student loan holdings. During fiscal 2009 and 2008, $0.6 million and $12.3 million respectively, of ARS, specifically the closed-end mutual funds and taxable municipals, were called at par. Based on the liquidity provided by these holdings during the fiscal year, we continue to classify our remaining closed-end mutual fund holdings as short-term. However, future changes in the market regarding these securities may result in reclassifications and/or revaluations in future periods.

Historically, the fair value of ARS approximated par value due to the frequent auction events. However, failed auctions that began in August 2007 have resulted, in most cases, in revised estimates of fair value that are less than par. We have reviewed the ARS investments classified as long-term and have valued these holdings accordingly using a discounted cash flow methodology.

While we have used what we believe to be an appropriate valuation model for these securities and have attempted to incorporate all known and significant risk factors into the analysis, we must still make certain estimates and assumptions when assessing the value of the investment portfolio. These estimates are based on market conditions, which are currently in a state of heightened uncertainty. As a result, there is much independent judgment required in deriving these valuation conclusions. Accordingly, assumptions regarding cash flows, liquidity, discount rates, default and other risks were made as part of management's analysis and valuation of our ARS holdings as of September 30, 2009.

We believe we have made reasonable judgments in our valuation exercise. If the relevant assumptions, estimates, or the related analyses still prove incorrect or, if due to additional information received in the future, management's conclusions change, we may be required to change the recorded value of these securities, or other securities that make up the investment portfolio. We will continue to carefully monitor these securities and the ARS markets, and work diligently to recover any lost value through all available means. We recently sold some of our ARS and the results of those sales may not be indicative of future amounts to be realized. *See Note—19 Subsequent Events.*

If a liquid market for these securities does not develop, the ARS holdings may require us to recognize additional impairment charges. Any of these events could adversely affect our results of operations and our financial condition. A material change in these underlying estimates and assumptions could significantly change the reported value of the securities and could cause us to take charges for additional write-downs in value.

We rely on certain key employees and have faced challenges in the past with employee turnover in senior management. If we are not able to build and maintain a strong management team, our ability to manage and expand our business will be impacted. Employee turnover could adversely impact our revenue, costs and productivity.

In recent years, there has been significant and recurring turnover in all levels of management. In March 2008, our Chief Financial Officer, Mark Lustig, announced his resignation, effective in May 2008. In April 2008, Grant Evans became our Chief Executive Officer following the resignation of Thomas Jahn. In August 2008, we hired a new Chief Financial Officer / Chief Operating Officer, Jacques Kerrest. In November 2008, our President, Yves Audebert, was terminated. We may experience further turnover in management in the future and, as a result, we face challenges in effectively managing our operations during these periods of transition. If new key employees and other members of our senior management team cannot work together effectively, or if other members of our senior management team resign, our ability to effectively manage our business may be impacted.

In part due to our restructuring efforts over the past several years, we have become increasingly dependent on a smaller number of employees. If key employees leave ActivIdentity, we suffer loss of productivity while new employees are hired or promoted into vacant positions. The departure of highly skilled key employees sometimes results in a loss of talent or knowledge that is difficult to replace. There are also costs of recruiting and relocating new employees to fill these positions. For example, the recruiting market for experienced operations personnel is very competitive and we may be limited in our ability to attract and retain key operations talent if the need should arise. New employees must learn the ActivIdentity organization, products, and procedures. All of this takes time, reduces productivity and increases cost. The potential adverse impact of employee turnover is greater for situations involving senior positions in the Company and our turnover rate may be higher if key employees decided to leave on their own accord. If turnover increases, the adverse impact of turnover could materially affect our costs, productivity, or ability to respond quickly to the competitive environment.

We have recorded significant write-downs in recent periods for impairment of acquired intangible assets and goodwill and may have similar write-downs in future periods.

We recorded an impairment charge of $35.9 million to goodwill during fiscal 2008, and had previously recorded goodwill impairments in 2005. Due to our declining stock price, we conducted a goodwill impairment analysis in fiscal 2008, and determined the full carrying value of our goodwill was impaired. At September 30, 2008 and September 30, 2009, we have no goodwill on our balance sheet.

We may terminate additional non-core activities in the future or determine that our long-lived assets or acquired intangible assets have been impaired. Any future termination or impairment related charges could have an adverse effect on our financial position and results of operations.

As of September 30, 2009, we had $1.8 million of other intangible assets, representing approximately 2% of our total assets. If our estimates of future undiscounted cash flows to be derived from the use of our other intangible assets drop below the carrying value of such assets, an additional impairment charge may be required.

The protection of our intellectual property rights is crucial to our business and, if third parties use our intellectual property without our consent, our business could be damaged.

Our success is heavily dependent on protecting intellectual property rights in our proprietary technology, which is primarily our software. It is difficult for us to protect and enforce our intellectual property rights for a number of reasons, including:

- policing unauthorized copying or use of our products is difficult and expensive;
- software piracy is a persistent problem in the software industry;

- our patents may not cover the full scope of our product offerings and may be challenged, invalidated or circumvented, or may be enforceable only in certain jurisdictions; and
- our shrink-wrap licenses may be unenforceable under the laws of certain jurisdictions.

In addition, the laws of many countries do not protect intellectual property rights to as great an extent as those of the United States and France. We believe that effective protection of intellectual property rights is unavailable or limited in certain foreign countries, creating an increased risk of potential loss of proprietary technology due to piracy and misappropriation.

We also seek to protect our confidential information and trade secrets through the use of nondisclosure agreements with our employees, contractors, vendors, and partners. However, there is a risk that our trade secrets may be disclosed or published without our authorization, and in these situations it may be difficult or costly for us to enforce our rights and retrieve published trade secrets.

We sometimes contract with third parties to provide development services to us, and we routinely ask them to sign agreements that require them to assign intellectual property to us that is developed on our behalf. However, there is a risk that they will fail to disclose to us such intellectual property, or that they may have inadequate rights to such intellectual property. This could happen, for example, if they failed to obtain the necessary invention assignment agreements with their own employees.

We are involved in litigation to protect our intellectual property rights, and we may become involved in further litigation in the future. This type of litigation is costly and could negatively impact our operating results. See "Item 3 Legal Proceedings" and *Note—15 Commitments and Contingencies*

Our operating results could suffer if we are subject to intellectual property infringement claims.

We may face claims of infringement on proprietary rights of others that could subject us to costly litigation and possible restriction on the use of such proprietary rights. There is a risk that potential infringement or invalidity claims may be asserted or prosecuted against us and our products may be found to have infringed the rights of third parties. Such claims are costly to defend and could subject us to substantial litigation costs. If any claims or actions are asserted against us, we may be required to modify our products or may be forced to obtain a license for such intellectual property rights. However, we may not be able to modify our products or obtain a license on commercially reasonable terms, or at all.

We may pursue strategic acquisitions and investments that could have an adverse effect on our business if they are unsuccessful.

As part of our business strategy, we have acquired companies, technologies, product lines and personnel to complement our internally developed products. We expect that we will have a similar business strategy going forward. Acquisitions involve numerous risks, including the following:

- Our acquisitions may not enhance our business strategy;
- W may apply overly optimistic valuation assumptions and models for the acquired businesses, and we may not realize anticipated cost synergies and revenue as quickly as we expected or at all;
- We may not integrate acquired businesses, technologies, products, personnel and operations effectively;
- Management's attention may be diverted from our day to day operations, resulting in disruption of our ongoing business;
- We may not adopt an appropriate business model for integrated businesses, particularly with respect to our go to market strategy;
- Customer demand for the acquired company's products may not meet our expectations;

- We may incur higher than anticipated costs for the support and development of acquired products;
- The acquired products may not be compatible with our existing products, making integration of acquired products difficult and costly and potentially delaying the release of other, internally developed products;
- We may have insufficient revenue to offset the increased expenses associated with acquisitions;
- We may not retain key employees, customers, distributors and vendors of the companies we acquire;
- Ineffective internal controls of the acquired company may require remediation as part of the integration process;
- We may be required to assume pre-existing contractual relationships, which would be costly for us to terminate and disruptive for our customers;
- The acquisitions may result in infringement, trade secret, product liability or other litigation: and
- If we are unable to acquire companies that facilitate our strategic objectives, we may not have sufficient time to develop our own products and may not remain competitive.

As a result, it is possible that the contemplated benefits of these or any future acquisitions may not materialize within the time periods or to the extent anticipated.

We may have exposure to additional tax liabilities as a result of inter-company transfer pricing policies.

As a multinational organization, we conduct business and are subject to income taxes in both the United States and various foreign jurisdictions. Significant judgment and analysis is required in determining our worldwide income tax provision and related tax liabilities. In the ordinary course of a global business, inter-company transactions and calculations result in a variety of uncertain tax positions. Our inter-company pricing policies are subject to audits in the various foreign tax jurisdictions. Although we believe that our tax estimates are reasonable, there is no assurance that the final determination of tax audits or potential tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

It may be difficult for a third party to acquire the Company, which could affect the price of our common stock.

In July 2008, we adopted a stockholder rights agreement, which is sometimes also called a "poison pill." This agreement has the effect of discouraging a stockholder from acquiring more than 20% of our issued and outstanding common stock without prior approval of our Board of Directors. We are also afforded the protections of Section 203 of the Delaware General Corporation Law, which will prevent us, for a period of three years from engaging in a business combination with a person who acquires more than 15% of our common stock unless our Board of Directors or stockholders' approval is obtained. Defensive measures such as the stockholder rights agreement and Section 203 are expected to have the effect of discouraging coercive hostile takeover attempts where the Board of Directors does not support the transaction. Any delay or prevention of a change of control transaction could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a premium over the then current market price for their shares.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments as of the date of this filing.

ITEM 2. PROPERTIES

Our properties consist primarily of leased office facilities for sales, marketing, research and development, and support and administrative personnel. Our corporate headquarters are located in Fremont, California. The table below shows the lease expiration dates (or the applicable cancellation period) and approximate square footage of the facilities that we lease globally as of September 30, 2009.

Location	Area Leased	Lease Expiration
Fremont, California(1)	41,000	February 2011
Suresnes, France	7,000	June 2012
Canberra, Australia	1,200	July 2012
Centreville, Virginia	5,000	June 2010

(1) Includes approximately 12,000 square feet of office space vacated as part of our 2002 restructuring plan which has been subleased since July 2005.

We also lease various other smaller properties primarily for our sales and marketing personnel under leases, which are generally for a period of less than one year. We believe that our properties are in good condition, adequately maintained and suitable for the conduct of our business. Certain of our lease agreements provide options to extend the lease for additional specified periods. For additional information regarding our obligations under leases, see *Note 15—Commitments and Contingencies* to the consolidated financial statements.

ITEM 3. LEGAL PROCEEDINGS

On October 1, 2008, the Company filed a complaint in the Northern District of California, asserting U.S. Patent No. 6,575,360 against Intercede Group PLC and Intercede Ltd. (collectively, "Intercede"). On January 16, 2009, Intercede filed their answers, including counterclaims seeking declaratory judgment of non-infringement, invalidity, and unenforceability. On February 9, 2009, the Company filed a motion to dismiss Intercede's counterclaims and to strike certain of Intercede's defenses. On March 26, 2009, Intercede filed a First Amended Answer and Counterclaims, amending their previously-asserted defenses and counterclaims, and asserting additional counterclaims for monopolization, attempted monopolization, fraud, and unfair competition. On May 15, 2009, the Company filed a second motion to dismiss Intercede's counterclaims for monopolization, attempted monopolization, fraud and unfair competition. On September 11, 2009, the Court granted in part and denied in part the Company's motion to dismiss. On September 28, 2009, Intercede filed a Second Amended Answer and Counterclaims. The Company believes that it has meritorious defenses to Intercede's counterclaims. No amounts related to the Intercede litigation have been recorded in the Company's financial statements other than legal fees as part of normal expenses for fiscal 2009.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

ActivIdentity Corporation's common stock trades on the NASDAQ Global Market under the symbol "ACTI".

The table below sets forth for the periods indicated the high and low closing sale prices of our common stock on the NASDAQ Global Market.

	High	Low
Fiscal 2009:		
Quarter ended September 30, 2009	$3.04	$2.25
Quarter ended June 30, 2009	2.77	1.83
Quarter ended March 31, 2009	2.49	1.50
Quarter ended December 31, 2008	2.54	1.07
Fiscal 2008:		
Quarter ended September 30, 2008	$2.88	$2.26
Quarter ended June 30, 2008	2.99	2.18
Quarter ended March 31, 2008	3.69	2.50
Quarter ended December 31, 2007	5.15	3.39

We estimate that we have approximately 27,619 beneficial owners of our common stock as of September 30, 2009.

We have never declared or paid any cash dividends on shares of our common stock and do not expect to do so in the foreseeable future. Any future decision to pay cash dividends will depend on our growth, profitability, financial condition, and other factors our Board of Directors may deem relevant.

Information regarding equity compensation plans set forth in *Note 2—Stock-Based Compensation* to the consolidated financial statements, is hereby incorporated by reference into this part II, item 5.

Stock Performance Graph

We list our common stock on the NASDAQ Global Market. The following graph compares the cumulative total stockholder return on our common stock from September 30, 2004 through September 30, 2009, with the cumulative total return of (i) the NASDAQ Global Market System Composite Index (NASDAQ Composite), (ii) the NYSE Arca Computer Technology Index (NYSE Arca Technology), (iii) the NASDAQ Computer Index (NASDAQ Computer), and (iv) the RDG MicroCap Technology Index (RDG MicroCap Technology) over the same periods. For fiscal 2009, we have presented for the first time the NYSE Arca Computer Technology Index, a market capitalization weighted index designed to represent a cross section of widely-held U.S. corporations involved in various phases of the computer industry, and the RDG Micro Cap Technology Index, an index comprised of technology companies with a market capitalization below $300 million. This graph assumes an initial investment of $100 and the reinvestment of any dividends. The comparisons in the graph below are based upon historical data and may not be indicative of future performance of our common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among ActivIdentity -NASNM, The NYSE Arca Technology Index
and the RDG MicroCap Technology Index


$160
$140
$120
$100
$80
$60
$40
$20
$0
9/04
9/05
9/06
9/07
9/08
9/09
ActivIdentity Corporation
NASDAQ Composite
NASDAQ Computer
RDG MicroCap Technology
NYSE Arca Technology

* $100 invested on 9/30/04 in stock & index-including reinvestment of dividends.
Fiscal year ending September 30.

	9/30/04	9/30/05	9/30/06	9/30/07	9/30/08	9/30/09
ActivIdentity Corporation	100.00	70.52	76.55	84.04	36.81	45.11
NASDAQ Composite	100.00	113.78	121.50	143.37	109.15	112.55
NASDAQ Computer	100.00	115.31	121.76	149.58	111.69	128.44
RDG MicroCap Technology	100.00	94.27	90.22	83.40	42.51	37.97
NYSE Arca Technology	100.00	104.67	105.23	131.26	73.84	71.43

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Form 10-K. We have derived the statement of income data for the years ended September 30, 2009, 2008 and 2007 and the balance sheet data as of September 30, 2009 and 2008 from the audited consolidated financial statements included elsewhere in this Form 10-K. The statement of income data for the years ended September 30, 2006 and 2005 and the balance sheet data as of September 30, 2007, 2006 and 2005 were derived from the audited consolidated financial statements that are not included in this Form 10-K. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with

"Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

	For the Year Ended September 30,				
	2009	2008	2007	2006	2005
Consolidated Income Statement Data:					
Revenue:	$62,321	$ 59,009	$ 59,553	$ 53,375	$ 42,156
Income (loss) from operations	(7,191)	(56,482)	(18,529)	(27,065)	(51,367)
Net income (loss)	$(5,546)	$(76,457)	$ (9.298)	$(22,472)	$(47,926)
Net income (loss) per share:					
Basic	$ (0.12)	$ (1.67)	$ (0.20)	$ (0.50)	$ (1.11)
Diluted	$ (0.12)	$ (1.67)	$ (0.20)	$ (0.50)	$ (1.11)

	As of September 30,				
	2009	2008	2007*	2006	2005
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 78,724	$ 79,829	$121,723	$128,047	$153,554
Working capital	69,895	72,168	115,527	124,155	145,220
Goodwill	—	—	35,874	35,874	36,162
Total assets	114,577	117,601	188,452	200,988	215,347
Minority interest	311	304	354	373	1,240
Total stockholders' equity	87,936	89,354	159,443	168,953	187,419

* $1.4 million has been reclassified from non-current to current deferred revenue as of September 30, 2007, to correct an error identified in the deferred revenue reconciliation during fiscal 2008. The reclassification resulted in a reduction of working capital by $1.4 million for fiscal 2007. This reclassification had no other effect on our reported financial statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included in Item 8, "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K. This discussion contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of certain factors, including but not limited to those discussed in Item 1A "Risk Factors" and elsewhere in this Annual Report on Form 10-K. See discussion of forward-looking statements at the beginning of this Annual Report on Form 10-K.

ActivIdentity™ Corporation (the "Company" or "ActivIdentity" and also referred to as "we" or "our") is a global leader in strong authentication and credential management, providing solutions to confidently establish a person's identity when interacting digitally. For more than two decades, the Company's experience has been leveraged by security-minded organizations in large-scale deployments such as the U.S. Department of Defense, Cadence Design Systems, Nissan, and Saudi Aramco. The Company's customers have issued more than 100 million credentials, securing the holder's digital identity. Our strong authentication, credential management, security clients, and authentication devices are embraced by large organizations and governments to defend against security threats and identity fraud.

Founded in 1987, ActivIdentity has been instrumental in providing identity security software solutions to business and government organizations around the world. Today's ActivIdentity is the realization of a strategy to elevate the Company from its original role as a token provider to be a complete authentication solutions provider with significant intellectual property. The Company has achieved success through organic growth and strategic acquisitions.

We operate on a fiscal year ending September 30. For convenience in this Annual Report, we refer to the fiscal year ended September 30, 2007 as fiscal 2007, the fiscal year ended September 30, 2008 as fiscal 2008 and the fiscal year ended September 30, 2009 as fiscal 2009. We also refer to the fiscal year ending September 30, 2010 as fiscal 2010.

ActivIdentity offers four product lines, which are the foundation for its Employer-to-Employee, Business-to-Customer, and Government-to-Citizen solutions.

Credential Management

ActivIdentity Credential Management products enable organizations to securely deploy and manage smart cards and USB tokens containing a variety of credentials, including public key infrastructure (PKI) certificates, one-time passwords (OTPs), static passwords, biometrics, demographic data, and virtually any other application. The *ActivIdentity ActivID™ Card Management System* is highly scalable, reliable, proven, and extensible solution that enables organizations to securely issue and manage the complete life cycle of digital credentials on devices, as well as securely update applications and credentials on devices after they have been issued to end users. Together with its *Security Client* software, *Strong Authentication* platform, and *Authentication Device* offering, ActivIdentity can provide organizations with a complete "Smart Employee ID Solution" that can be leveraged for both physical and logical access control.

Strong Authentication

Prominently featured in several Gartner research reports, including "MarketScope for Enterprise Broad-Portfolio Authentication Vendors," published in April 2009 and "Market Overview: Authentication," published in September 2008, ActivIdentity offers two distinct strong authentication platforms for organizations that are seeking to implement a cost-effective, flexible, and scalable solution. *ActivIdentity 4TRESS™ AAA Server for Remote Access* addresses the security risks associated with a mobile workforce accessing systems and data remotely. *ActivIdentity 4TRESS™ Authentication Server* is targeted for large infrastructures and offers support for multi-channel and multi-factor authentication methods (e.g., user name and password, knowledge-based authentication, one-time password, PKI certificates) and diverse audiences across a variety of service channels, making it the preferred versatile authentication platform for customer-facing transactions.

Security Clients

ActivIdentity Security Clients protect against unauthorized access by providing easy-to-manage enterprise single sign-on capabilities, strong authentication, and an enforcement point for corporate security policy. Using the proven, market-leading ActivIdentity Security Clients, organizations not only can address regulatory requirements by replacing static passwords with two-factor authentication, but also eliminate the need for users to remember multiple static passwords.

Whether using *ActivIdentity ActivClient™* to secure workstations with smart cards and smart USB tokens, *ActivIdentity SecureLogin™ Single Sign-On* to provide comprehensive enterprise single sign-on and password management capabilities, or *ActivIdentity™ Authentication Client* to offer additional authentication, user, and management services, ActivIdentity delivers a complete solution to meet the requirements of any organization.

Authentication Devices

ActivIdentity Authentication Devices provide organizations with a one-stop shop experience. ActivIdentity Authentication Devices range from *Smart Cards*, *Smart Card Readers*, *Smart USB Tokens*, *OTP Tokens*, *DisplayCard Tokens*, and *Soft Tokens* to *Hardware Security Modules*. ActivIdentity Authentication Devices provide the flexibility to deploy any combination of devices to best meet an organization's specific business needs, security requirements, and budget.

BUSINESS VIEW

Our Strategy: In 2009, management started to implement a multi-pronged business transformation plan. Management is realigning the Company to increase the organizational and operational efficiencies through its initiatives to optimize cost and improve key operation processes that are expected to create a foundation for future growth strategies. This plan is expected to deliver modest revenue growth and reduced operational expenses. Management has initiated a global growth strategy that is intended to capture a global market leadership position for ActivIdentity by leveraging the Company's existing core assets and customer base to issue and manage identity credentials (and devices), authenticate using these credentials, enforce access control rules and enable the credential usage. As part of this strategy, ActivIdentity intends to realign its products and solutions to better address customer requirements, and to create and penetrate new and existing markets.

Industry Outlook: We believe that the identity management market (covering credential management solutions and strong authentication) is a rapidly emerging global industry that despite the economic downturn offers opportunity for growth. Main business drivers are tightening of government regulations, growing awareness of the risks of identity theft (especially in light of the increased internal threat from disgruntled ex-employees), and the growth in electronic commerce. While the industry is still in the early stage of development, industry-wide standards are evolving. Combining the essential back-end infrastructure components (a versatile strong authentication platform and a credential management system) of an identity management system with a variety of authentication devices as well as security clients to enable a secure, end-to-end solution is essential for protecting an organization's assets, including network infrastructures, employees, customers, and confidential data. Issues driving industry growth and standardization are often unique across our target customer base, especially in international locations. We continue to monitor the evolution of the digital identity market and adapt products and services to best position the Company to realize competitive advantages. Additional challenges and risks that our product lines face include, but are not limited to: price and product feature competition, evolving technological change in the network security market, and risk of bugs and other errors in the software.

Financial Performance Indicators: We have a long and often complicated sales cycle and are dependent on a relatively small number of large deals, which can result in significant revenue fluctuations between periods. The typical sales cycle is six to nine months for an enterprise customer and over 12 months for a network service provider or government agency. As a result, in addition to monitoring financial performance based on reported revenue, management analyzes the probability of future transactions in the open deal pipeline when assessing financial condition and operating performance. Trends in deferred revenue, maintenance renewal contracts, and customer, geographic, or product mix are also integral to management's decision making process.

Strategic Initiatives: We are currently realigning our product and solutions strategy to address current and future market trends. As part of these efforts, we are conducting market studies to analyze vertical market segments in which the information technology (IT) spending and adoption rates favor strong authentication and credential management system solutions. These verticals include, but are not limited to the Banking and Financial Services Industry (BFSI), Government, Enterprise (especially high-tech and pharmaceuticals), as well as Aerospace and Defense. We are also developing financial performance benchmarks to quantify the financial impacts of the revised strategic alignment and provide additional tools to assist management in assessing our financial condition. Restructuring and related cost cutting plans implemented to date have helped to streamline the Company and management will continue to identify areas for strategic improvement, in both revenue growth and cost containment.

SIGNIFICANT EVENTS

Restructurings: As of September 30, 2009, we were still obligated to pay $0.8 million (net of sub-lease income) for the vacated Fremont, California facility over the remaining lease term ending February 2011.

Significant or Unusual Items: During fiscal 2009 the following items impacted our net loss.

- Severance expense—At September 30, 2009, employee headcount was 220, down 15%, or 40 employees, from September 30, 2008. Associated with the reduction in headcount, we recorded $2.8 million in severance expense, primarily through operating expenses, for fiscal 2009 as we continue to realign our business in accordance with our revised strategic initiatives. Cost savings associated with the headcount reduction should be recognized in fiscal 2010 as our strategic realignment is executed.
- Foreign exchange losses—For the year ended September 30, 2009, we recorded a realized gain on foreign exchange of $0.4 million and an unrealized loss on foreign exchange of $1.2 million in our consolidated statement of operations. Realized losses resulted from foreign exchange rate fluctuations between the initiation and settlement of transactions denominated in a non-functional currency of the associated entity. Unrealized losses resulted from the revaluation of assets and liabilities denominated in a non-functional currency on the balance sheets of the associated entities. The losses were primarily driven by fourth quarter strengthening of the U.S. Dollar, specifically against the Euro and British Pound.

RESULTS OF OPERATIONS

Executive Summary

- Our revenue for fiscal 2009 was $62.3 million, an increase of 6% compared to revenue of $59.0 million for fiscal 2008.
- Our gross profit for fiscal 2009 was $40.3 million, an increase of $5.0 million, or 14% compared to gross profit of $35.3 million for fiscal 2008. Gross margin percentage increased by approximately 4 percentage points in fiscal 2009 compared to 2008.
- Our net loss for fiscal 2009 was $5.5 million, an improvement of $71.0 million, or 93% compared to net loss of $76.5 million for fiscal 2008.

Comparison of Fiscal Years ended September 30, 2009, 2008, and 2007

Certain prior periods' revenue and cost of revenue have been reclassified to conform to the current period's presentation. See further discussion of reclassified amounts in *Note 1—Nature of Business and Summary of Significant Accounting Policies* to the consolidated financial statements.

REVENUE

Total revenue, mix by type, and period-over-period changes are as follows (dollars in thousands):

	Fiscal Year Ended September 30,			Change from Prior Fiscal Year			
	2009	2008	2007	2009 vs. 2008		2008 vs. 2007	
Software	$23,975	$19,589	$19,363	$ 4,386	22%	$ 226	1%
Hardware	15,784	15,078	16,894	706	5%	(1,816)	−11%
Service	22,562	24,342	23,296	(1,780)	−7%	1,046	4%
Total revenue	$62,321	$59,009	$59,553	$ 3,312	6%	$ (544)	−1%

We have several revenue streams, each of which is unique in terms of its recurring nature, transactional pricing, and volume characteristics. Our Software revenues are driven by orders of significant size that are dependent on the closing of the transactions for revenue recognition purposes and can result in significant variances from period to period. As hardware revenue is generally derived from the sale of software products, the variability in software revenue is the driving factor in the fluctuations of this revenue stream, although timing of hardware revenue may lag the initial sale of related software. Maintenance revenue, the most significant component of service revenue, is tied directly to the installed base of customers, which fluctuates with our ability to attract new customers and the level of renewal activity with existing customers. The timing of closure of software transactions is the single most relevant factor for the Company's recorded revenue in any given period.

Software Revenue

Our software revenue is comprised of software license revenue and professional services revenue essential to the functionality of our software. The $4.4 million, or 22%, increase in fiscal 2009 was primarily driven by: (i) software customization, revenue of our *ActivClient*™ software linked to personal identity verification ("PIV") and PIVi Card rollouts, as well as revenue of our authentication products; and (ii) a change in our licensing arrangement for our *Single Sign-On* product with Novell resulting in an increase in software revenue and a decrease in service revenue.

While total software revenue remained essentially flat in fiscal 2008 compared to fiscal 2007, authentication software revenue increased $2.7 million, or 85%, and client middleware revenue increased $1.6 million, or 96%, offset by decreases in card management software of $2.6 million, or 39%, and single sign on software of $1.4 million, or 24%. Fluctuations in software revenue are driven primarily by the timing of the closure of relatively large transactions and are not indicative of a long-term trend in the business.

Hardware Revenue

Hardware revenue is comprised of tokens, readers, smart cards, and related equipment, generally to complement revenue of related software products. Hardware revenue increased by 5% or $0.7 million compared to fiscal 2008 to $15.8 million in fiscal 2009. The increase in revenue was primarily driven by an increase in token revenue to European and Asia Pacific banking customers.

Hardware revenue decreased $1.8 million, or 11%, in fiscal 2008 compared to the prior year. Increased revenue of $0.8 million (to $10.2 million for fiscal 2008), or 8%, on token revenue was offset by a $1.7 million, or 38%, decrease in smart cards and a $0.9 million, or 40%, decrease in readers. Decreases in card management software revenue were a significant driver in the decrease of smart card and reader revenue during the year.

Service Revenue

Service revenue is comprised of post-contract customer support and professional services not essential to the functionality of software, including installation, training, and consulting. Service revenue decreased by 7% or $1.8 million from fiscal 2008 to $22.6 million in fiscal 2009. The decrease in revenue was due primarily to a change in our licensing arrangement for our *Single Sign-On* product with Novell resulting in a decrease in service revenue and an increase in software revenue. Service revenue not including Novell increased by $0.8 million compared to the prior year.

Fiscal 2008 post-contract customer support revenue increased $0.6 million, to $19.8 million, or 3%, over fiscal 2007 on a growing installed customer base. Professional service revenue on projects not essential to the functionality of software increased $0.5 million, to $4.5 million, or 14%, over the prior fiscal year. While service revenue continued to trend upward, the year-over-year rate of growth was down in fiscal 2008 compared to fiscal 2007 as revenue spiked in 2007 on the renewal of several significant expired maintenance contracts.

Revenue Concentration

By geography, as a percentage of total revenue, was as follows:

	Fiscal Year Ended September 30,		
	2009	**2008**	**2007**
North America	47%	42%	41%
Europe	43%	50%	54%
Asia Pacific	10%	8%	5%
Total Revenue	100%	100%	100%

North America revenue is primarily derived from deployments of our smart card-based software products, such as *ActivClient™*, the *ActivIdentity ActivID™ Card Management System* and *ActivIdentity Secure Login™ Single Sign On* to various departments of the U.S. federal government and our enterprise customers. Revenue in North America increased $4.5 million to 47% of total revenue in fiscal 2009 compared to 42% of total revenue in fiscal 2008. The increased is due primarily to government and enterprise investments in personal identity verification ("PIV") and PIVi Card rollouts, as well as revenue of our authentication products. North America revenue in 2008 and 2007 were relatively flat.

Europe revenue is primarily derived from deployments of our strong authentication suite of products, such as *ActivIdentity 4TRESS™ AAA Server for Remote Access* and *ActivIdentity 4TRESS™ Authentication Server* and authentication devices to various enterprise and financial customers. Revenue is also derived from deployments of our smart card-based software products to various government and enterprise customers. Revenue in Europe decreased $2.4 million to 43% of total revenue in fiscal 2009 compared to 50% of total revenue in fiscal 2008. The decrease was primarily the result of decreased spending by and the consolidation of financial institutions. The loss of a significant customer in Europe during fiscal 2007 due to consolidation in the banking industry negatively impacted fiscal 2008 European revenue. Total revenue in Europe was down $2.8 million in fiscal 2008 compared to fiscal 2007, from 54% to 50% of total revenue, driven primarily by decreased hardware revenue.

Asia Pacific revenue is primarily derived from deployments of our strong authentication suite of products, authentication devices, and our smart card-based software products to various government, enterprise and financial customers. Revenue in Asia Pacific increased by $1.2 million to 10% of total revenue in fiscal 2009 compared to 8% of total revenue in fiscal 2008. The increase was driven primarily by a software customization project related to card management. Asia Pacific revenue as a percentage of total revenue increased from 5% in fiscal 2007 to 8% in fiscal 2008 primarily resulting from increased software revenue in Australia and hardware revenue in Singapore.

Hardware and software revenue (product revenue) by customer category as a percentage of total hardware revenue and software revenue was as follows:

	Fiscal Year Ended September 30,		
	2009	2008	2007
Enterprise	66%	62%	55%
Government	19%	20%	27%
Financial	15%	18%	18%
	100%	100%	100%

Total product revenue increased $5.1 million in fiscal 2009 compared to fiscal 2008. Enterprise revenue increased $4.6 million year-over-year on increasing software revenue primarily from North American customers. Growth in our United States enterprise software revenue are linked to PIVi as United States government contractors and infrastructure vendors are leveraging the PIV standard and the availability of compliant software to start *SmartCard* deployment projects.

Total product revenue decreased $1.6 million in fiscal 2008 compared to fiscal 2007. Enterprise sector revenue increased $1.2 million for fiscal 2008, driven by increased hardware revenue. Financial sector revenue was flat year-over-year. Government sector revenue decreased $2.8 million for fiscal 2008 on weaker hardware revenue of $2.3 million and weaker software revenue of $0.5 million. Total government revenue suffered on general fiscal concerns as spending was curtailed throughout the sector.

COST OF REVENUE

Total cost of revenue, costs as a percentage of corresponding revenue, and period-over-period changes was as follows (dollars in thousands):

	Twelve Months Ended September 30,			2009 vs. 2008		2008 vs. 2007	
	2009	2008	2007				
Software	$ 4,179	$ 963	$ 1,303	$ 3,216	334%	$ (340)	−26%
As a percentage of software revenue	17%	5%	7%				
Hardware	7,954	9,551	9,036	(1,597)	−17%	515	6%
As a percentage of hardware revenue	50%	63%	53%				
Service	7,677	10,779	7,267	(3,102)	−29%	3,512	48%
As a percentage of service revenue	34%	44%	31%				
Amortization of acquired developed technology and patents	2,168	2,380	2,949	(212)	−9%	(569)	−19%
Total cost of revenue	$21,978	$23,673	$20,555	$(1,695)	−7%	$3,118	15%

Cost of Software Revenue

Cost of software revenue includes the cost of professional services associated with customization essential to the functionality of software. The $3.2 million increase in fiscal 2009 in software cost of revenue was primarily driven by increased engineering service costs incurred on a large software customization project for the issuance of smart card driver's licenses. Margins were adversely impacted as these professional services revenue have significantly more direct costs than traditional product software revenue.

Cost of software revenue was down in fiscal 2008 on a $0.3 million decrease in professional services revenue on customized software arrangements. Margins on customized software deals improved slightly in fiscal 2008 over the prior year. Cost of software revenue decreased in fiscal 2007 on a $0.5 million decrease in professional service revenue on customized software arrangements.

Cost of Hardware Revenue

Cost of hardware revenue includes costs associated with the manufacturing and shipping of product, logistics, operations, warranty costs and charges related to excess and obsolete inventory. Hardware product margins are influenced by numerous factors including hardware product mix, inventory adjustments, pricing, geographic mix and foreign currency exchange rates. Many of these factors influence, or are interrelated with, other factors. As a result, it is difficult to precisely quantify the impact of each item individually to our hardware margins. The majority of our smart card and reader revenue reflects products manufactured for us by original equipment manufacturers that accordingly have lower margins compared to tokens, which are manufactured for us by contract manufacturers and yield higher gross margins.

The cost of hardware revenue decreased $1.6 million or 17% in fiscal 2009 compared to fiscal 2008. The decrease in cost resulted primarily from decreases in four areas: (i) a $0.7 million decrease in salary and related costs from a reduction in headcount made late in fiscal 2008; (ii) a $0.5 million decrease in the cost of freight and inventory costs from improved inventory management; and (iii) a $0.4 million decrease in the cost of raw materials related to the mix of hardware revenue.

In fiscal 2008, cost of hardware revenue increased $0.5 million as margins were adversely impacted due to competitive pressures, especially in emerging markets in the Asia Pacific sector.

Cost of Service Revenue

Cost of service revenue consists of personnel costs and expenses incurred in providing post-contract customer support and professional services not essential to software such as installation, training, and consulting. Cost of service revenue decreased for fiscal 2009 by $3.1 million as resources during the current year were reallocated to software customization contracts as well as a decline in service revenue projects.

Cost of service revenue increased $3.5 million in fiscal 2008. Increased sustaining engineering costs incurred by the development team on a growing installed customer base resulted in a $2.9 million increase in costs over fiscal 2007. Costs associated with providing professional services increased approximately $0.6 million on increased professional service revenue not essential to the functionality of software. The allocation of additional sustaining engineering costs adversely impacted margins.

Amortization of Acquired Developed Technology and Patents

Amortization of acquired developed technology and patents includes amortization of technology capitalized in our acquisitions and purchase of certain patents and related intellectual property from third parties. Decreases in amortization expense in fiscal 2009 and 2008 were consistent with the scheduled amortization of acquired developed technology and patents, as certain items become fully amortized.

OPERATING EXPENSES

A substantial proportion of our operating expenses are fixed in the short term. Accordingly, a small variation in the timing for recognition of revenue can cause significant variations in operating results across periods.

Sales and Marketing

Sales and marketing expenses and period-over-period changes were as follows (dollars in thousands):

	Fiscal Year Ended September 30,		
	2009	**2008**	**2007**
Sales and marketing	$19,572	$25,602	$25,282
Percentage change from comparable prior period	−24%	1%	
As a percentage of total revenue	31%	43%	42%
Headcount, end of period (includes professional services employees)	69	90	110

Sales and marketing expenses consist primarily of salaries and other payroll expenses, as well as stock-based compensation expense, commissions, travel, depreciation, costs associated with marketing programs, promotions, trade shows, and allocations of facilities and information technology costs.

Sales and marketing expenses decreased 24% from fiscal 2008 to $19.6 million for fiscal 2009. The decrease in expense was driven primarily by a 23% reduction in headcount during the year and the related expenses as well as a decrease in spending on marketing programs.

Sales and marketing expenses remained relatively flat in fiscal 2008 from the prior year. Headcount reductions were concentrated in the final half of fiscal 2008 and related year cost savings were offset by increased severance expense.

Research and Development

Research and development expenses and period-over-period changes were as follows (dollars in thousands):

	Fiscal Year Ended September 30,		
	2009	**2008**	**2007**
Research and development	$15,053	$18,867	$19,935
Percentage change from comparable prior period	−20%	−5%	
As a percentage of total revenue	24%	32%	33%
Headcount, end of period	97	115	137

Research and development expenses consist primarily of salaries, costs of components used in research, and development activities, travel, depreciation, and allocations of facilities and information technology costs.

Research and development expenses decreased 20% from fiscal 2008 to $15.1 million for fiscal 2009. The decrease in expenses was primarily the result of reducing headcount by 16% during the year and the associated expenses as well as outside consulting expenses. Research and development expenses were also reduced in 2009 as costs were classified as cost of software revenue for work related to a software customization project.

Research and development expenses decreased 5% from fiscal 2007 to $18.9 million for fiscal 2008. The decrease in expenses was primarily the result of an increase in costs associated with sustaining engineering projects which was allocated to the cost of service revenue offset by increased spending on outsourced services, severance expenses associated with headcount reductions, and an increase in costs outside of the United States due to the weakening of the U.S. Dollar during the first three quarters of the year.

General and Administration

General and administration expenses and period-over-period changes were as follows (dollars in thousands):

	Fiscal Year Ended September 30,		
	2009	2008	2007
General and administration	$12,769	$11,380	$12,124
Percentage change from comparable prior period	12%	−6%	
As a percentage of total revenue	20%	19%	20%
Headcount, end of period	39	34	46

General and administrative expenses consist primarily of personnel costs for administration, finance, human resources, and legal, as well as professional fees related to legal, audit and accounting, costs associated with SOX compliance, and an allocation of facilities and information technology costs.

General and administration expenses increased $1.4 million for fiscal 2009 over the same period in the prior year primarily as a result of a change in the manner that executive officer and board of directors' costs were allocated. All amounts were allocated to general and administration instead of other departments during fiscal 2009. Management believes these costs are properly reported as general and administration expenses.

The $0.7 million decrease in general and administrative expenses for fiscal 2008, was primarily related to a one-time expense for the Protocom earn-out settlement recorded in fiscal 2007 of $0.9 million. Cost savings associated with the reduced headcount were offset by severance expenses recorded during the year.

Restructuring Expenses

Restructuring expenses consist of severance and other costs associated with the reduction of headcount and facility exit costs. Facility exit costs consist primarily of future minimum lease payments net of estimated sub-lease income, if any. For a discussion of restructuring plans, see *Note 11— Restructuring Liability* to the consolidated financial statements.

During fiscal 2009, the Company had $0.6 million in cash payments related to facility exit costs.

Although the Company does not expect to incur significant additional charges related to previous restructurings, a change in the estimated sublease income from, or time required to sublease exited facilities, or any other changes could result in future charges to the statement of operations. Future restructuring activity could result in additional charges.

Amortization of Acquired Intangible Assets

Amortization of acquired intangible assets includes amortization of customer contracts, trademark, and trade name intangibles capitalized in acquisitions. The expense decreased to $0.1 million in fiscal 2009 compared to $0.2 million in fiscal 2008 and fiscal 2007.

Write-down of Goodwill

In accordance with the Accounting Standards Codification (ASC) 350 20 35-1, (formerly Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*), we test recorded goodwill and intangibles with indefinite lives for impairment at least annually. During the quarter ended March 31, 2008, based on indicators of potential impairment, we performed an impairment review of goodwill and determined the carrying value of goodwill of $35.9 million was fully impaired. As a result, goodwill of $35.9 million was written off as a non-cash charge to profit and loss. At September 30, 2008 and as of September 30, 2009, there is no remaining balance in goodwill.

INTEREST INCOME

Interest income and period-over-period changes were as follows (dollars in thousands):

	Fiscal Year Ended September 30,		
	2009	2008	2007
Interest income	$1,710	$4,659	$6,208
Percentage change from comparable prior period	−63%	−25%	
As a percentage of total revenue	3%	8%	10%

Interest income consists of interest income on the Company's cash, cash equivalents, and investments. In fiscal 2009, interest income was reduced by $2.9 million. The decrease in interest income was due to lower average cash invested in fiscal 2009 compared to fiscal 2008 and lower average prevailing market interest rates in fiscal 2009 compared to fiscal 2008.

Interest income decreased $1.5 million or 25% in fiscal 2008 as prevailing market interest rates fell during the year combined with moving a significant portion of the Company's investment portfolio into lower yield cash and cash equivalents from short-term investments. In addition, total cash and equivalents decreased $8.1 million as a result of cash used in operating activities.

OTHER INCOME (EXPENSE), NET

Other income (expense) and period-over-period changes were as follows (dollars in thousands):

	Fiscal Year Ended September 30,		
	2009	2008	2007
Other income (expense), net	$(508)	$(25,190)	$3,440
Percentage change from comparable prior period	−98%	−832%	
As a percentage of total revenue	1%	43%	6%

Other income (expense), net, consists of foreign exchange gains and losses, primarily caused by the revaluation of inter-company balances, and other-than-temporary impairment of investments.

In fiscal 2009, other expense consisted of:

- ($1.2) million of unrealized foreign currency losses mostly on inter-company balances.
- $0.4 million of realized gains on the settlement of foreign invoices.
- $0.3 million of other miscellaneous items.

In fiscal 2008, other expense consisted of:

- Other-than-temporary impairment of auction rate security holdings of $21.2 million (see *Note 4—Investments* to the consolidated financial statements for additional discussion).

- A $1.9 million loss associated with the reclassification of accumulated translation adjustment losses on the liquidation of an inactive Australian subsidiary.
- Unrealized foreign exchange losses of $1.6 million, primarily on the revaluation of assets and liabilities denominated in other than the functional currency of the associated entity. The strengthening of the U.S. Dollar in the fourth quarter was the driver of the unrealized loss.
- Realized foreign exchange losses of $0.4 million on the settlement of transactions denominated in other than the functional currency of the associated entity, driven by the strengthening of the U.S. Dollar in the fourth quarter.

In fiscal 2007, foreign exchange gains totaled $3.4 million, primarily due to a weakening U.S. Dollar during the period.

INCOME TAX BENEFIT (PROVISION)

Income tax provision in all periods represents taxes payable in certain domestic and foreign jurisdictions. Income tax benefit (provision) was $0.3 million, $0.5 million, and ($0.4) million in fiscal 2009, 2008, and 2007, respectively. Fiscal 2009 and 2008 tax benefit is related to research and development tax credits generated in France that are refundable within three years if not used to offset income. We recorded a tax benefit of $0.3 million in fiscal 2009 and a $0.9 million benefit in fiscal 2008 based on our estimates of these refundable tax credits. Generally, the Company's effective tax rate differs from the statutory rates as we have recorded a valuation allowance related to the Company's deferred tax assets as we do not consider the generation of taxable income to realize their benefits to be more likely than not.

MINORITY INTEREST

In February 2003, we completed the change in domicile of the publicly listed company, ActivIdentity Europe S.A. (formerly known as ActivCard S.A) from the Republic of France to the United States by acquiring 94.8% of the outstanding securities of ActivIdentity Europe S.A. In July 2003, we completed a follow-on exchange offer in which we acquired approximately an additional 4.6% of the outstanding securities of ActivIdentity Europe S.A. During fiscal 2006, we purchased an additional 173,736 outstanding securities of ActivIdentity Europe S.A. No additional shares were acquired during fiscal 2009, 2008, and 2007. The minority interest in ActivIdentity Europe S.A. at September 30, 2009, was approximately 0.2%, representing outstanding ordinary shares and ADS of ActivIdentity Europe S.A. that were not exchanged or sold to us as of that date. Minority interest was $99,000, $50,000, and $12,000 in fiscal 2009, 2008, and 2007, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The following sections discuss the effect of changes in the Company's balance sheet and cash flows and contractual obligations on our liquidity and capital resources.

Balance Sheet and Cash Flows

CASH, CASH EQUIVALENTS, AND INVESTMENTS

The following table summarizes the Company's cash, cash equivalents, and investments (in thousands):

	September 30, 2009	September 30, 2008	Increase (Decrease)
Cash and cash equivalents	$75,624	$70,173	$ 5,451
Short-term investments	3,100	9,656	(6,556)
Long-term investments	11,752	11,752	—
Restricted cash	1,746	—	1,746
	$92,222	$91,581	$ 641

Cash and cash equivalents increased by $5.5 million due to the liquidation of $6.0 million in short-term investments in corporate notes and bonds and the settlement at par of $0.6 million in closed-end mutual fund auction rate securities ("ARS") during the year. The $3.1 million in short-term investments is holdings in closed-end mutual fund ARS. Long-term investments represent the estimated fair market value, as of September 30, 2009 and as of September 30, 2008, of ARS holdings with a cost basis of $33.0 million. As a result of market liquidity issues, during fiscal 2008 we reclassified $33.0 million at cost, or $11.8 million at the estimated fair value as of September 30, 2008, of our ARS holdings to long-term investments. At September 30, 2008, short-term investments included $6.0 million invested in corporate notes and bonds, and $3.7 million invested in closed-end mutual fund ARS. As a result of a contractual obligation, the Company reclassified $1.7 million (2.0 million Australian Dollars) to restricted cash.

We believe that our cash and cash equivalent and short-term investments will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. From time to time, in the ordinary course of business, we may evaluate potential acquisitions of businesses, products, or technologies. A portion of our cash may be used to acquire or invest in complementary businesses, or to acquire products or to obtain the right to use complementary technologies.

The following table summarizes the Company's cash inflows/outflows by category (dollars in thousands):

	Fiscal Year Ended September 30,						
	2009	2008	2007	2009 vs. 2008		2008 vs. 2007	
Net cash provided (used) in operating activities	$ 674	$(8,129)	$(5,603)	$ 8,803	−108%	$(2,526)	45%
Net cash provided (used) by investing activities	4,332	47,749	23,892	(43,417)	−91%	23,857	100%
Net cash provided (used) by financing activities	—	25	191	(25)	−100%	(166)	−87%

Operating Activities

The $8.8 million variance from fiscal 2009 compared to fiscal 2008 was primarily the result of:

- $11.2 million income statement benefit resulting from a net $8.5 million in reduced departmental spending, a $5.1 million gross profit benefit, and a $0.5 million benefit in other income primarily due to realized gains on the settlement of intercompany invoices. The Company recorded ($2.9) lower interest income during the fiscal year as a result of lower average cash investments and lower average prevailing market rates for investments.

- $5.5 million benefit related to the write-off of a long term tax receivable due to the liquidation of a foreign entity.
- $2.3 million benefit in deferred revenue due primarily to the timing of a large maintenance renewal contract received before then end of fiscal 2009 but not before then end of fiscal 2008.
- $1.7 million benefit due to changes in inventories, accounts payable, accrued compensation and related benefits, and the accrued restructuring liability. The inventories benefit is due to improved inventory management. The benefit from accounts payable is due primarily to a reduction in spending on outside services and a reduction in inventory purchases. The benefit from accrued compensation and related benefits is primarily due to payments made against accrued severance at the end of fiscal 2008.
- ($5.0) million, ($4.5) million, and a ($2.4) million adverse effect to cash from other liabilities, accounts receivable, and prepaid and other current assets, respectively. The adverse effect from other liabilities is due primarily to an increase in unrecognized tax benefits recorded in fiscal 2008. The adverse effect from accounts receivable is due primarily to the timing of a significant maintenance renewal that was placed before the end fiscal 2007 and fiscal 2009 but not before the end of fiscal 2008. The adverse effect from prepaid and other current assets is due primarily to a change in the estimate of tax credits for research and development in France.

The $2.5 million unfavorable variance between fiscal 2008 and 2007 was primarily the result of:

- ($3.0) million greater net loss after adjustment for non-cash items. The greater net loss was driven by a $3.7 million reduction in gross profit over the prior year with benefits from a reduction in operating expense, excluding goodwill impairment, of $1.6 million and reductions in tax expense of $0.9 million offset by lower interest income of $1.5 million year-over-year;
- ($1.6) million, ($0.3) million, and ($0.8) million adverse effect on cash from accounts receivable, accounts payable, and accrued compensation activity, respectively. Accounts receivable balances continued to fall year-over-year, but at a lower rate than the previous year, on improved collections performance. Accrued compensation liabilities decreased on lower accrued commissions and bonuses as a result of the severance activity during the year;
- ($3.1) million adverse effect on cash from the recording of long-term receivables associated with future tax refunds on French research and development credits resulting from new tax legislation enacted in 2008; and
- $0.7 million, $4.5 million, and $1.2 million benefit to cash from inventory, accrued liability, and deferred revenue activities, respectively. Inventory balances spiked in fiscal 2007 and were reduced in fiscal 2008 on improved inventory management. The increase in accrued liabilities was driven by the adoption of ASC 740 10 05 (FIN 48) and the increase of unrecognized tax benefits during the year combined with additional timing variances. Variances in deferred revenue were primarily timing related.

Investing Activities

Cash provided by investing activities was $4.3 million for fiscal 2009 and decreased ($43.4) million compared to the prior year. The decrease from fiscal 2008 was primarily the result of:

- $41.4 million decrease in the net proceeds (proceeds less purchases) from the sales of short-term investments;
- $1.5 million decrease resulting from the reclassification of a deposit to restricted cash;

- $0.4 million increase in the purchases of property and equipment; and
- $0.1 million decrease in the benefit from the liquidation of other long-term assets.

Cash provided by investing activities was $23.9 million more in fiscal 2008 than in the prior year. The $23.9 million favorable variance between fiscal 2008 and 2007 was primarily the result of:

- $21.9 million benefit to cash from the proceeds of the sale or maturity of investments as short-term investments were transferred into cash and cash equivalents as a result of the uncertainty in the credit markets; and
- $1.8 million less of acquisitions of property and equipment as the Company aggressively managed its cost containment initiatives.

Financing Activities

There were no cash flows from financing activities for fiscal 2009.

Issuance of stock upon the exercise of warrants and stock options provided cash from financing activities of $25,000 and $191,000 in fiscal 2008 and 2007, respectively.

ACCOUNTS RECEIVABLE, NET

The following table summarizes the Company's accounts receivable, net (in thousands):

	September 30, 2009	September 30, 2008	Increase (Decrease)
Accounts receivable, net	$13,983	$11,792	$2,191

The $2.2 million increase in accounts receivable is primarily driven by the timing of an invoice associated with a $2.0 million annual maintenance renewal contract which was billed in the fourth quarter of fiscal 2009. This invoice for this same contract was not billed until the first quarter of fiscal 2009 during the prior year renewal cycle. Days sales outstanding in accounts receivable as of September 30, 2009 and 2008 were 75 days and 82 days respectively. The percentage of outstanding receivables less than thirty days past due was 91% of the outstanding balance as of September 30, 2009 compared to 94% at September 30, 2008.

DEFERRED REVENUE, NET

The following table summarizes the Company's deferred revenue (in thousands):

	September 30, 2009	September 30, 2008	Increase (Decrease)
Service	$10,510	$ 9,589	$ 921
Product	3,304	2,560	744
Total	$13,814	$12,149	$1,665
Reported as:			
Current	$12,574	$11,024	$1,550
Noncurrent	1,240	1,125	115
Total	$13,814	$12,149	$1,665

The $0.9 million increase in service deferred revenue is primarily due to the timing of closing a large maintanence contract that had been received in fiscal 2009 but not in fiscal 2008 offset by a decrease in deferred revenue as a result of modifying a licensening agreement with one of our value added resellers which is also the main driver for the $0.7 million increase in product deferred revenue.The $1.6 million increase in current deferred revenue at September 30, 2009, is primarily related to the renewal of a large maintenance contract that had been received as of fiscal 2009 but not at the end of fiscal 2008.

Contractual Obligations

The following summarizes the Company's contractual obligations under facility leases which are inclusive of amounts identified as part of our restructuring plans and exclusive of expected sublease income, at September 30, 2009, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 years
Operating leases	$6,021	$3,450	$2,571	—	—

Subsequent Events

Sale of Auction Rate Securities

On November 22, 2009, the Company liquidated a position held in an ARS security classified as a long-term investment at September 30, 2009 resulting in a gain of $1.2 million. Net proceeds from the transaction were $1.5 million. The estimated fair market value of the security as recorded at September 30, 2009 was $0.3 million. The security had an original cost of $2.8 million.

CoreStreet Acquisition

On December 13, 2009, the Company, and one of its subsidiaries, entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire CoreStreet Ltd., a Delaware corporation ("CoreStreet"). CoreStreet is a leader in distributed identity credential validation solutions. With the addition of CoreStreet's Public Key Infrastructure (PKI) certification technology, distributed identity credential validation system, and physical access control products, the Company believes the acquisition will strengthen its strong authentication and credential management product portfolio to confidently establish a person's identity when interacting digitally.

The acquisition of CoreStreet is intended to support the Company's global vision of making every digital interaction trustworthy by adding distributed identity credential validation solutions and physical access control products to the company's broad portfolio of strong authentication and credential management offerings. CoreStreet's PKI certificate validation technology is deployed by public and private organizations around the world to validate the credentials of individuals as they interact with their secure IT applications, including digitally signed email and secure forms. Additionally, CoreStreet's PIVMAN system allows authorized personnel the ability to control access to any site with confidence by quickly authenticating and validating the roles and identities of individuals wishing to enter an area.

The Company entered into the Merger Agreement with Terrapin Holding Corporation, a wholly owned subsidiary of the Company ("Holding") and wholly owned subsidiary of the Company, Terrapin Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Holding ("Merger Sub"), CoreStreet Ltd., a Delaware corporation ("CoreStreet"), and John F. Burton, acting solely as the stockholder representative. The Merger Agreement provides that, upon terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into CoreStreet, with CoreStreet continuing as the surviving corporation and an indirect, wholly owned subsidiary of the Company (the "Merger"). The Merger was completed on December 14, 2009.

Under the terms of the Merger Agreement, upon consummation of the Merger, the Company acquired all of the capital stock of CoreStreet for (i) $14 million in cash (subject to adjustment for cancellation of indebtedness and other specified expenses), (ii) approximately 2.2 million shares of the Company's common stock (of which approximately 1.5 million shares are subject to an escrow to satisfy certain indemnification obligations of the stockholders of CoreStreet), (iii) warrants for 1.0 million shares of the Company's common stock with per share exercise price of $4.25 expiring December 31, 2011, (iv) warrants for 1.0 million shares of the Company's common stock with per share exercise price $5.00 expiring December 31, 2012 and (v) a certain amount of cash to be equal to 50% of CoreStreet's cash and cash equivalents less certain of its liabilities as of the effective time of the merger. The former holders of CoreStreet capital stock who received the shares of Company common stock or warrants in the Merger agreed not to sell or otherwise dispose of such shares for a period of one year after the effective time of the Merger. The Company common stock issuable in connection with the transaction and upon exercise of the warrants was issued in a private placement.

CoreStreet made customary representations, warranties and covenants, including, among others, covenants (i) to conduct its business in the ordinary course consistent with past practice during the interim period between execution of the Merger Agreement and consummation of the Merger; (ii) not to engage in certain kinds of transactions during such period; (iii) not to solicit proposals relating to alternative business combination transactions and (iv) to obtain required stockholder approval of the Merger Agreement and the Merger.

The completion of the Merger was subject to various closing conditions, including (i) obtaining the approval of the stockholders of CoreStreet; (ii) no legal or regulatory restraint or prohibition preventing the consummation of the Merger; (iii) subject to certain exceptions, the accuracy of the representations and warranties; (iv) receipt of required consents from third parties; and (v) absence of any material adverse change on CoreStreet.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The above discussion and analysis of the Company's financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). We believe there are several accounting policies that are critical to understanding our consolidated financial statements, as these policies affect the reported amounts of revenue and expenses and involve management's judgment regarding significant estimates. We have reviewed our critical accounting policies and their application in the preparation of our financial statements and related disclosures with our Audit Committee of the Board of Directors. Our critical accounting policies and estimates are described below.

Revenue Recognition

We recognize revenue in accordance with GAAP, as set forth in:

- ASC 985-605 (formerly known as and comprised of American Institute of Certified Public Accountants ("AICPA") Statement of Position (SOP) 97-2, *Software Revenue Recognition*, as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions* and EITF 03-05, *Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software,*
- ASC 605-25 (formerly known as Emerging Issues Task Force Issue No. (EITF) 00-21, *Revenue Arrangements with Multiple Deliverables,*
- ASC 605-35 (formerly known as and comprised of Accounting Research Bulletin No. 45 (ARB 45), *Long-Term Construction-Type Contracts*, SOP 81-1, *Accounting for Performance of Construction Type and Certain Production Type Contracts,*
- SEC Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition*, and

- Technical Practice Aid (TPA) interpretations of ASC 985-605 (SOP 97-2) issued by the AICPA (TPAs 5100.38 - 5100.76).

The application of the appropriate accounting principles to revenue is dependent upon the specific transaction and whether the sale includes hardware products, software products, post contract customer support ("PCS"), other professional services, or a combination of some or all of these products and/or services.

Subject to the additional conditions described below, the Company does not recognize revenue until: (1) persuasive evidence of an arrangement exists; (2) the fee is fixed or determinable; (3) delivery has occurred; and (4) collection of the corresponding receivable is reasonably assured.

For multiple element arrangements that contain one or more deliverables for which the functionality is not dependent on the software, the arrangement fee is allocated between the "non-software" and software deliverables in accordance with ASC 605-25 when the following criteria are met:

- The delivered item has stand alone value;
- There is objective and reliable evidence of the fair value of the undelivered elements as demonstrated by vendor specific objective evidence ("VSOE") of fair value or third party evidence; and
- If the arrangement includes a general return right relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

If the above criteria are met, we allocate the arrangement fee to the delivered items using the residual value method. Revenue for the elements whose functionality is not dependent upon the delivered software is recognized in accordance with SAB 104, and revenue for software elements is recognized in accordance with ASC 985-605. If the above criteria are not met, all deliverables are considered a single unit of accounting and revenue is recognized in accordance with ASC 985-605 upon delivery of all elements of the arrangement.

For multiple element arrangements that contain one or more deliverables for which the functionality is dependent on the software, the arrangement fee is subject to the provisions of ASC 985-605, and is allocated among each element, based on VSOE of fair value of each element if VSOE of each element exists. We determine VSOE of an element based on the price charged when the same element is sold separately. For an element not yet sold separately, VSOE may be established by management having the relevant authority as long as it is probable that the price, once established, will not change before separate introduction of the element in the marketplace. When arrangements contain multiple elements and VSOE exists for all undelivered elements only, we recognize revenue for the delivered elements based on the residual value method. For arrangements containing multiple elements wherein VSOE does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE exists or all elements have been delivered. Additionally, where VSOE does not exist to allocate the fee to the separate elements and the only undelivered element is PCS, the entire arrangement fee is recognized ratably over the contractual PCS period. For all other transactions not involving software, fair value is determined using the price when sold separately or other methods allowable under ASC 605-25.

Professional service revenue is recognized separately from the software element when the services are performed and when VSOE exists to allocate the revenue to the various elements in a multi-element arrangement, the services are not essential to the functionality of any other element of the arrangement, and the total price of the contract would vary with the inclusion or exclusion of the services. Revenue under these arrangements is presented as a component of service revenue on the statement of operations.

PCS contracts are typically priced as a percentage of the product license fee and generally have a one-year term. Services provided to customers under PCS contracts include technical product support and unspecified product upgrades, on a when and if available basis. Revenue from advance payments for PCS contracts are recognized on a straight-line basis over the term of the contract and are classified as service revenue.

Even though delivery of PCS and services has started, if all of the criteria in ASC 985-605 for revenue recognition have not yet been met, PCS and service revenue recognition may not commence. At the time all the criteria in ASC 985-605 are met, the portion of the deferred amount based on the proportion of the service period that has already expired to the total service period is immediately recognized and the residual amount is recognized ratably over the longer of the remaining PCS or service period.

Except in arrangements where acceptance is considered perfunctory, where we have provided acceptance rights to certain customers, no products or services revenue is recognized until the earlier of the customer formal acceptance or the expiration of the acceptance period granted to the customer.

For arrangements that involve some customization, modification or production services that are considered essential to the functionality of the software element, and separate accounting for these services is not permitted, revenue from the license and professional services essential to the functionality of the software is recognized using the percentage-of-completion method in accordance with ASC 605-35. The percentage-of-completion method is applied when we have the ability to make reasonably dependable estimates of the total cost of effort required for completion using the cost of labor hours incurred as the measure of progress towards completion. The progress toward completion is measured based on the date when the essential product functionality has been delivered or the application enters into a production environment or the point at which no significant additional professional service resources are required for the functionality of the software. Estimates are subject to revisions as the contract progresses to completion and these changes are accounted for as changes in accounting estimates when the information becomes known. Revenue under these arrangements is presented as a component of software revenue on the statement of operations as the related project revenue, including both the license and service components, are less than 10% of total net revenue. Where VSOE exists for professional services not essential to the functionality of the software, revenue is recorded as service revenue. Forecasted losses on contracts are accrued to cost of revenue in the period in which a forecasted loss is deemed probable and estimable. Amounts billed in excess of revenue recognized are recorded as deferred revenue in the consolidated balance sheets. Unbilled work-in-process is recorded as a receivable in the consolidated balance sheets. At September 30, 2009 and September 30, 2008, the balances of unbilled work-in-process were $0.9 million and $0.4 million, respectively.

We had one ongoing reseller arrangement under which we received a fixed percentage of license and service revenue earned by the reseller. For this arrangement, we have no control over the pricing established by the reseller, including what is charged for service renewals. Since we cannot determine if sufficient amounts of PCS renewals are priced at consistent percentages of license fees, we are unable to establish VSOE for service renewals in this arrangement. Accordingly, for the bundled sales of license and service, the Company recognizes revenue on a straight-line basis over the term of the service period. For statement of operations presentation purposes only, we allocate revenue for this arrangement between software and PCS in a ratio consistent with our standard end-user pricing model. For fiscal 2008, $3.5 million or 18% of total software revenue and $4.0 million, or 16% of total service revenue, was allocated for this arrangement. We modified this ongoing customer arrangement in February 2009 and all future revenues will recognized as software revenue through the remainder of this arrangement. For fiscal 2009, $4.9 million or 20% of total software revenue and $1.4 million or 6% of total service revenue was allocated between these two arrangements.

For single element arrangements, revenue from stand alone product sales is recognized upon shipment (unless shipping terms determine otherwise), net of estimated returns and/or certain estimated future price changes. Our practice is not to ship product to a reseller or distributor unless the reseller or distributor has a history of selling the products or the end-user is known and has been qualified. In certain specific and limited circumstances, we provide product return and price protection rights to certain distributors and resellers. We have established a reasonable basis through historical experience for estimating future returns and price changes. Actual returns and price protection claims have not been material to date.

Loss Contingencies

We record loss contingencies in accordance with ASC 450 10 5-1, (formerly known as SFAS No. 5, *Accounting for Contingencies*). This Statement establishes standards of financial accounting and reporting for loss contingencies. It requires accrual by a charge to profit and loss and disclosure for an estimated loss from a loss contingency if two conditions are met: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (b) the amount of loss can be reasonably estimated. Accruals for general or unspecified business risks ("reserves for general contingencies") are not permitted.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. We base our estimates and judgments on historical experience and on various assumptions that we believe are reasonable under current circumstances. Future events, however, are subject to change and estimates and judgments routinely require adjustments, actual results could therefore differ from our current estimates. Significant estimates made in the accompanying financial statements are:

- Fair Value of Investments—The Company's investments are recorded at our best estimate of fair market value, with unrealized gains or losses classified as temporary in nature included in other comprehensive income in the consolidated balance sheet. Impairments considered other-than-temporary are recorded in other income. We use a variety of valuation techniques to access the fair value of investments, including quoted prices in active markets and other observable market indicators. For investments that do not have an active trading market, such as our long-term auction rate securities, we estimate fair value using a discounted cash flow methodology. Significant assumptions in our cash flow models include timing of cash flows, liquidity risk, and default risk. If the relevant assumptions, estimates, or methodologies prove incorrect or, if due to additional information received in the future, our conclusions would change, we may be required to change the recorded value of our investments and record additional impairments.

- Allowance for Doubtful Accounts—We provide an allowance for doubtful accounts receivable based on account aging, historical bad debt experience, and ongoing evaluations of customer creditworthiness. Changes in the allowance are included as a component of general and administrative expense in the consolidated statement of operations. If actual collections differ significantly from our estimates, it may result in a decrease or increase in our general and administrative expenses.

- Inventory Valuation—We provide for slow moving and obsolete inventories based on historical experience and forecasts of product demand. A change in the value of the inventory is included as a component of cost of hardware revenue. If sales of inventory on-hand are less than our current projections or if there is a change in technology making certain inventory obsolete, we may be required to record additional charges which may adversely affect our margins and results of operations.
- Long-Lived Assets—As events or circumstances indicate, we perform a review of the valuation of long-lived assets, including property and equipment. We also assess the recoverability of long-lived assets on an interim basis whenever events and circumstances indicate that the carrying value may not be recoverable based on an analysis of estimated expected future undiscounted net cash flows to be generated by the assets over their estimated useful lives. If the estimated future undiscounted net cash flows are insufficient to recover the carrying value of the assets over their estimated useful lives, we record an impairment charge in the amount by which the carrying value of the assets exceeds their fair value. Should conditions prove to be different than management's current assessment, material write-downs of long-lived assets may be required, adversely affecting our results of operations.
- Other Intangible Assets—We generally record intangible assets when we acquire companies. The cost of the acquisition is allocated to the assets and liabilities acquired, including identifiable intangible assets. Certain identifiable intangible assets such as purchased technology, customer lists, trademarks, and trade names are amortized over time, while in-process research and development is recorded as a charge on the date of acquisition. Accordingly, the allocation of the acquisition cost to identifiable intangible assets has a significant impact on our future operating results. The allocation process requires extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets. If impairment indicators are identified with respect to other intangible assets, the fair value of other intangible assets is re-assessed using valuation techniques that require significant management judgment. Should conditions prove to be different than our original assessment, material write-downs of the fair value of intangible assets may be required. We periodically review the estimated remaining useful lives of our intangible assets. A reduction in the estimate of remaining useful life could result in accelerated amortization or an impairment charge in future periods and may adversely affect our results of operations.
- Goodwill—We periodically assess goodwill for impairment, at least annually. We recorded a goodwill impairment charge in fiscal 2005 and again in fiscal 2008. At September 30, 2008 and September 30, 2009, we had no goodwill balances.
- Restructuring Expense—In connection with our 2005, 2004, and 2002 restructurings, we accrued restructuring liabilities associated with costs of employee terminations, vacating facilities, write-off of assets that will no longer be used in operations, and costs for a terminated project based on estimates. Accrual of costs associated with terminations requires us to estimate severance payments. Recording of costs associated with vacating facilities require us to estimate future sub-lease income. If the actual future severance or lease payments, net of any sub-lease income, differ from our estimates, it may result in an increase or decrease in our restructuring charge, and could adversely affect our results of operations. In fiscal 2008, we recorded additional charges or adjustments associated with changes in our estimates for future severance and lease payments.
- Hardware Sales Warranty Reserve—We accrue expenses associated with potential warranty claims at the time of sale, based on historical experience. The warranty we provide is in excess of warranty coverage provided by our product assembly contractors. Our standard warranty period is ninety days for software products and one year for hardware products. Changes in the

warranty reserve are included as a component of cost of hardware revenue. If actual returns under warranty differ significantly from our estimates, it may result in a decrease or increase in our cost of hardware revenue.

- Provision for Income Taxes—The provision for income taxes includes taxes currently payable and changes in deferred tax assets and liabilities. We record deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. If we do not generate sufficient taxable income, the realization of deferred tax assets could be impaired resulting in additional income tax expense. As a result, we record a valuation allowance to reduce net deferred tax assets to amounts that are more likely than not to be recognized. Deferred tax assets are recognized for the estimated future tax effects of deductible temporary differences, net operating loss carry forwards, and research and development tax credits. We have established a valuation allowance to reserve these deferred tax assets due to uncertainty regarding their realization.

- Stock Based Compensation—We estimate the value of employee stock options on the date of grant using the Black-Scholes Merton model. The determination of fair value of share-based payment awards on the date of grant using this option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The expected term of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. The expected volatility is based on the historical volatility of our stock price. For awards that carry a market based vesting aspect, the fair value of the award is based on the results of a market simulation model (the simulation model) that evaluates the probability that the requisite market conditions needed for vesting will be achieved. The simulation model uses multiple iterations of simulated daily stock prices of the Company between the grant date and the future vesting date. The inputs to the simulation model include the Company's stock price on the grant date, the historical volatility of the Company's stock price over a period of time corresponding to the vesting period of the unit award as of the grant date, and the risk free interest rate, based on relevant U.S. Treasury Note rates, as of the grant date. Based on whether the requisite market conditions are achieved during the multiple simulations the simulation model produces an expected future value of the stock on the vesting date. This future value is discounted back to the grant date and used as the requisite fair value of the unit award.

RECENT ACCOUNTING PRONOUNCEMENTS

ASC 820 10 5-1 was previously issued in September 2006 by the FASB under the title SFAS No. 157, *Fair Value Measurements*. ASC 820 10 5-1 replaces the different definitions of fair value in the accounting literature with a single definition. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We adopted ASC 820 10 5-1 (SFAS No. 157) on October 1, 2008, for financial assets and liabilities. We have elected to adopt ASC 820 10 5-1 (SFAS No. 157) for non-financial assets and liabilities on October 1, 2009, in accordance with FASB ASC 820 10 65-1 (FSP No. 157-2). We are currently evaluating the impact of applying the deferred portion of ASC 820 10 5-1 (SFAS No. 157) to the nonrecurring fair value measurements of its nonfinancial assets and liabilities.

ASC 825 10 10 was previously issued in February 2007 by the FASB under the title SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115.* SFAS ASC 825 10 10 (SFAS No. 159) permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The provisions of ASC 825 10 10 (SFAS No. 159) become effective for fiscal years beginning after November 15, 2007. Management adopted this standard on October 1, 2008. The adoption of ASC 825 10 10 (SFAS No. 159) did not have a material effect on our financial statements.

ASC 805 10 10 was previously issued in December 2007 by the FASB under the title SFAS No. 141 (revised), *Business Combinations*. The standard changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance. ASC 805 10 10 (SFAS No. 141(R)) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We will evaluate the impact of the provisions of ASC 805 10 10 (SFAS No. 141(R)) and adopt this standard on October 1, 2009.

ASC 810 10 65-1 was previously issued in December 2007 by the FASB under the title SFAS No. 160, *Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51.* The standard changes the accounting for non-controlling (minority) interests in consolidated financial statements including the requirements to classify non-controlling interests as a component of consolidated stockholders' equity, and the elimination of "minority interest" accounting in results of operations with earnings attributable to non-controlling interests reported as part of consolidated earnings. Additionally, ASC 810 10 65-1 (SFAS No. 160) revises the accounting for both increases and decreases in a parent's controlling ownership interest. ASC 810 10 65-1 (SFAS No. 160) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We will evaluate the impact of the provisions of ASC 810 10 65-1 (SFAS No. 160) and adopt this standard on October 1, 2009.

ASC 815 10 65 was previously issued in March 2008 by the FASB under the title SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities.* The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. ASC 815 10 65 (SFAS No. 161) is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We evaluated the impact of the provisions of ASC 815 10 65 (SFAS No. 161) and adopted this standard on October 1, 2009. The adoption of ASC 815 10 65 is not expected to have a material impact on our financial statements.

ASC 820 10 65-4 was previously issued in April 2009 by the FASB under the title FSP SFAS No. 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*. ASC 820 10 65-4 (FSP SFAS No. 157-4) provides guidelines for making fair value measurements more consistent with the principles presented in ASC 820 10 5-1 (SFAS No. 157, *Fair Value Measurements*). The standard relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what ASC 820 10 5-1 (SFAS No. 157) states the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The provisions of ASC 820 10 65-4 (FSP 157-4) are effective for the Company's interim reporting for the period ending on June 30, 2009. The Company has adopted this standard in the quarter ended June 30, 2009, and there was no material impact on its consolidated financial statements.

ASC 825 10 65-1 was previously issued in April 2009 by the FASB under the title FSP SFAS No. 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*. ASC 825 10 65-1 (FSP SFAS No. 107-1 and APB 28-1) enhances consistency in financial reporting by increasing the frequency of fair value disclosures. This standard relates to fair value disclosures for any financial instruments that are not currently reflected within a Company's balance sheet at fair value. Prior to the effective date of this standard, fair values for these assets and liabilities have only been disclosed once a year. The FSP will now require these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. The disclosure requirements under this standard are effective for the Company's interim reporting period ending on June 30, 2009. The Company adopted this standard in the quarter ended June 30, 2009. There was no impact on the consolidated financial statements as it relates only to additional disclosures.

ASC 855 10 50-1 was previously issued in May 2009 by the FASB under the title SFAS No. 165, *Subsequent Events*. This Statement sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ending after June 15, 2009. The Company adopted this Statement in the quarter ended June 30, 2009. This Statement did not impact the consolidated financial results.

ASC 105 10 65-1 was previously issued in June 2009 by the FASB under the title Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles*, a replacement of FASB Statement No. 162 (the Codification). The Codification, which was launched on July 1, 2009, became the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. The Codification eliminates the GAAP hierarchy contained in SFAS No. 162 and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted this Statement for fiscal 2009. There was no change to the results of the Company's consolidated financial statements as it relates to additional disclosures.

In September 2009, the FASB issued Accounting Standard Update ("ASU") 2009-13, "Revenue Arrangements with Multiple Deliverables" and ASU 2009-14, "Certain Revenue Arrangements That Include Software." These ASU's revise and clarify accounting for arrangements with multiple deliverables, including how to separate deliverables into units of accounting determining the allocation of revenue to the units of accounting and the application of these provisions to tangible products containing software components. There are also expanded disclosures for significant judgments made in the application of these standards, if material. These pronouncements are effective for fiscal years beginning after June 15, 2010 and earlier application is permitted. The Company does not expect the adoption of these pronouncements to have a significant effect on its financial statements and will early adopt both pronouncements effective October 1, 2009.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks, specifically with respect to foreign currency exchange rates, interest rate volatility, and concentration of credit risk, especially on auction rate security investments. We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts.

Exchange Rate Sensitivity

We are exposed to currency exchange fluctuations as we sell our products and incur expenses globally. We manage the sensitivity of our international revenue by denominating transactions in U.S. Dollars, Euros, Australian Dollars and British Pounds. A natural hedge exists in some local currencies, to a limited extent, as local currency denominated operating expenses offset some of the local currency denominated revenue. Due to fluctuations in foreign currencies we recorded a loss of $0.8 million in fiscal 2009, a loss of $2.0 million in fiscal 2008, a gain of $3.4 million in fiscal 2007, on our consolidated statements of operations on the revaluation of assets and liabilities and settlement of current period transactions.

During fiscal 2009, 2008, and 2007, of total revenue, approximately 65%, 62%, and 58%, respectively, were invoiced in U.S. Dollars. Although we purchase many of our components in U.S. Dollars, approximately 44% of our operating expenses are denominated in other currencies, primarily in Euros, Australian Dollars and British Pounds.

Interest Rate Sensitivity

We are exposed to interest rate risk as a result of our significant cash, cash equivalents and investment holdings. The rate of return that we may be able to obtain on investment securities will depend on market conditions at the time we make these investments and may differ from the rates we have secured in the past.

At September 30, 2009, we held $75.6 million of cash and cash equivalents, $3.1 million in short-term investments, $11.8 million in long-term investments, and $1.7 million in restricted cash, for a total of $92.2 million. Our cash and cash equivalents consist primarily of cash and money-market funds. Our short-term investments are primarily comprised of U.S. government and government agency securities, corporate notes and bonds, auction rate securities, and certificates of deposit. Our long-term investments consist of auction rate securities. Based on our cash, cash equivalents and investments at September 30, 2009, a hypothetical 10% increase or decrease in interest rates would increase or decrease our annual interest income and cash flows by approximately $171,000.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk include cash, cash equivalents, investments, and accounts receivable. Cash and cash equivalents are held with high credit quality financial institutions. Short-term investments consist primarily of U.S. government and government agency backed corporate notes and bonds, commercial paper, and auction rate securities.

During fiscal 2008, we reclassified $33.0 million at cost of our investments in ARS from short-term to long-term investments and recorded an other-than-temporary impairment on these holdings of $21.2 million, resulting in a carrying value of $11.8 million at September 30, 2008 and at September 30, 2009. We hold an additional $3.1 million of ARS in short-term investments, valued approximately at par as of September 30, 2009.

ARS are structured to provide liquidity through a Dutch auction process that resets the interest rates paid at pre-determined intervals, generally every 28 days. The auctions have historically provided a liquid market for these securities. Our investments in ARS represent interests in CDO, derivative product companies, student loans, and closed-end mutual funds. Uncertainty in the financial markets has affected the liquidity of our ARS holdings and resulted in a significant increase in the risks related to the ARS investments classified as long-term, specifically the CDO and derivative product company securities, and to a lesser degree, the student loan holdings. During fiscal 2009, $0.6 million of ARS, specifically the closed-end mutual funds and taxable municipal securities, were called at par. Based on the liquidity provided by these holdings during the year, we continue to classify our remaining closed-end mutual funds holdings as short-term. However, future changes in the market regarding these securities may result in reclassifications in future periods.

Historically, the fair value of ARS approximated par value due to the frequent auction events. However, failed auctions that began in August 2007 have resulted, in most cases, in revised estimates of fair value that are less than par. We have reviewed those investments classified as long-term and have valued the holdings accordingly using a discounted cash flow methodology.

While we have used what we believe to be an appropriate valuation model for these securities and have attempted to incorporate all known and significant risk factors into the analysis, we still must make certain estimates and assumptions when assessing the value of the investment portfolio. These estimates are based on market conditions, which are currently in a state of heightened uncertainty. As a result, there is much independent judgment required in deriving these valuation conclusions. Accordingly, assumptions regarding cash flows, liquidity, default and other risks were made as part of management's analysis and valuation of our ARS holdings as of September 30, 2009.

We believe we have made reasonable judgments in our valuation exercise. If the relevant assumptions, estimates, or the related analyses prove incorrect or, if due to additional information received in the future, management's conclusions would change, we may be required to change the recorded value of these securities, or other securities that make up the investment portfolio.

We sell the majority of our products and services to a limited number of customers. If the financial conditions or results of operations of any one of the large customers deteriorates substantially, our operating results could be adversely affected. To reduce credit risk, management performs ongoing credit evaluations of the financial condition of significant customers and maintains reserves for estimated credit losses on customers as necessary. We generally do not require collateral from customers.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this item are presented in Item 15 and follow the signature page.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (Exchange Act) is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) under the Exchange Act) (Disclosure Controls) as of the end of the period covered by this Report required by Exchange Act Rules 13a-15(b) or 15d-15(b). The controls evaluation was conducted under the supervision and with the participation of the Company's management, including the CEO and CFO.

Based on this evaluation, the Company's CEO and CFO have concluded that as of the end of the period covered by this report the Company's disclosure controls and procedures were effective at a reasonable assurance level.

Definition of Disclosure Controls

Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in the Company's reports filed under the Exchange Act, such as this Report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. The Company's Disclosure Controls include components of its internal control over financial reporting, which consists of control processes designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the U.S. To the extent that components of the Company's internal control over financial reporting are included within its Disclosure Controls, they are included in the scope of the Company's annual controls evaluation.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of the Company's management, including the CEO and CFO, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of September 30, 2009.

The effectiveness of the Company's internal control over financial reporting as of September 30, 2009 has been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their attestation report set forth below.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that the Company's Disclosure Controls or internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Remediation and Changes in Internal Control over Financial Reporting

We have taken and are continuing to take actions to improve our internal control over financial reporting, including actions to address previously identified material weaknesses that no longer exist as of September 30, 2009.

Our 2008 Annual Report on Form 10-K identified material weaknesses because we did not maintain adequate procedures over the accounting for revenue recognition. The Company had controls in place to review significant revenue transactions and ensure revenue accounting was in accordance with the Company's revenue recognition policy. These controls were not effective during the year and failed to identify material adjustments necessary to defer revenue to future periods during quarters one, three, and four of fiscal 2008. In all cases, the adjustments were identified post-close and adjusting entries were recorded prior to issuance of the quarterly or annual reports. Since September 30, 2008, we have completed the following remedial actions: (i) a reorganization of the revenue accounting and order management departments to consolidate related operations under a newly created Director of Sales Management and Analysis; (ii) a new Revenue Recognition Manager with extensive software industry background was hired; and (iii) data flows in the order to cash process have been streamlined to enhance the review and approval process for sales transactions. Based on the foregoing and the results of our testing of the effectiveness of these controls, we now believe that it is no longer reasonably possible that our consolidated financial statements will be materially misstated as it relates to accounting for revenue recognition and, as such, believe that the previously reported material weaknesses no longer exist as of September 30, 2009.

Changes in Internal Control over Financial Reporting

No change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fourth quarter ended September 30, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
ActivIdentity Corporation
Fremont, California

We have audited ActivIdentity Corporation's internal control over financial reporting as of September 30, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ActivIdentity Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ActivIdentity Corporation maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ActivIdentity Corporation as of September 30, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss, stockholder's equity, and cash flows for each of the three years in the period ended September 30, 2009 and our report dated December 14, 2009 expressed an unqualified opinion thereon.

BDO Seidman, LLP

San Francisco, California
December 14, 2009

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE OF THE REGISTRANT

The information required by this item will be included under the captions "Board of Directors," and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement, to be filed in connection with our 2010 Annual Meeting of Stockholders, and is incorporated herein by reference. Information on Executive Officers is included in Item 1 of this report.

We have adopted a code of ethics for directors, officers (including our principal executive officer, principal financial officer and principal accounting officer or controller), and employees. This code of ethics is available on our website at www.actividentity.com and any waivers from or amendments to the code of ethics, if any, will be posted on our website.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included under the caption "Executive Compensation" in our Proxy Statement, to be filed in connection with our 2010 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be included under the captions "Security Ownership by Certain Beneficial Holders" and "Equity Compensation Plan Information" in our Proxy Statement, to be filed in connection with our 2009 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included under the caption "Certain Relationships and Related Transactions" and "Director Independence" in our Proxy Statement, to be filed in connection with our 2010 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be included under the caption "Ratification of Independent Public Accountants" in our Proxy Statement, to be filed in connection with our 2010 Annual Meeting of Stockholders, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report.

1. Financial Statements

The following are included in Item 8 and are filed as part of this Report on Form 10-K:

2. Financial Statement Schedule

All financial statement schedules have been omitted because they are either not required, not applicable, or because the information required is included in the consolidated financial statements or the notes thereto.

3. Exhibits

Exhibit Number	Exhibit Description
3.1(1)	Amended and Restated Certificate of Incorporation of ActivIdentity Corporation
3.2(2)	Amended and Restated Bylaws of ActivIdentity Corporation
3.3(12)	Certificate of Designations of Series A Junior Participating Cumulative Preferred Stock of ActivIdentity Corporation
4.1(1)	Specimen common stock certificate (front and reverse)
4.2(1)	Form of ActivCard Corp. Director Common Stock Warrant
4.3(3)	Form of ActivCard Corp. Common Stock Warrant
4.4(12)	Stockholder Rights Agreement, dated as of July 25, 2008 between ActivIdentity Corporation and American Stock Transfer & Trust Company, as Rights Agent
10.1(1)	2002 Stock Option Plan of ActivCard Corp.
10.2(1)	Lease Agreement, as amended, between the John Arrillaga Survivor's Trust and the Richard T. Peery Separate Property Trust, as Landlord, and ActivCard, Inc. dated April 11, 2000
10.3(9)	Facility Lease dated January 22, 2008—Suresnes, France
10.4+(4)	Agreement between Samsung Semiconductor Europe GmbH and ActivCard S.A. dated June 9, 1996
10.5(1)	SEWP III Subcontract Agreement between Northrop Grumman Computing Systems, Inc. and ActivCard, Inc. effective July 25, 2002
10.6(5)	Agreement for Sale and Purchase of Shares in Aspace Solutions Ltd., dated July 31, 2003

Exhibit Number	Exhibit Description
10.7(6)	Stock Purchase Agreement, by and among, Jason Hart, Michael Smith, Equity Partners Two Pty Ltd and Peter Johnson, as Sellers' and ActivCard Corp. dated July 26, 2005
10.8(7)	2004 Equity Incentive Plan of ActivCard Corp.
10.9(8)	Form of Restricted Stock Unit Director Grant Agreement
10.10(3)	Form of Restricted Stock Unit Grant Agreement
10.11(9)	Employment Agreement between Grant Evans and ActivIdentity dated April 23, 2008
10.12(10)	Employment Agreement between Jacques Kerrest and ActivIdentity dated August 1, 2008
10.13(11)	Patent Purchase and Assignment Agreement dated July 6, 2006
10.14(9)	Mutual Release and Waiver Agreement with Former Protocom Stockholders dated July 19, 2007
10.15(13)	Severance Agreement and Release, dated November 1, 2007, by and between ActivIdentity and Jason Hart
10.16(9)	Separation Agreement with Mark Lustig dated April 11, 2008
10.17(9)	Severance Agreement and Release with Thomas Jahn effective April 11, 2008
10.18(9)	Facility Lease—Canberra, Australia
10.19(15)	Employment Agreement between Michael Sotnick and ActivIdentity, effective December 7, 2008
10.20(14)	First Amendment to 2004 Equity Incentive Plan of ActivIdentity Corp.
10.21(14)	ActivIdentity Corp. Non-Employee Directors' Equity Compensation Program
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (contained on signature page)
31.1	Certification of Chief Executive Officer Filed Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Filed Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer Filed Pursuant to Section 906 of Sarbanes-Oxley Act of 2002

+ Confidential treatment has been granted with respect to certain portions of this exhibit.

(1) Incorporated by reference from the Registrant's Registration Statement on Form S-4, filed September 25, 2002 (File No. 333-100067).

(2) Incorporated by reference from the Registrant's Current Report on Form 8-K, filed September 24, 2007.

(3) Incorporated by reference from the Registrant's Annual Report on Form 10-KT, filed December 14, 2004.

(4) Incorporated by reference from ActivCard S.A.'s Registration Statement on Form F-1, filed on March 6, 2000 (File No. 333-11540).

(5) Incorporated by reference from the Registrant's Annual Report of Form 10-K, filed March 15, 2004.

(6) Incorporated by reference from the Registrant's Current Report on Form 8-K, filed July 27, 2005.

(7) Incorporated by reference from the Registrant's Definitive Proxy Statement on Schedule 14A, filed July 12, 2004.

(8) Incorporated by reference from the Registrant's Current Report on Form 8-K, filed November 5, 2004.

(9) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q, filed May 12, 2008.

(10) Incorporated by reference from the Registrant's Annual Report on Form 8-K, filed August 4, 2008.

(11) Incorporated by reference from the Registrant's amended Annual Report on Form 10-K/A, filed December 20, 2007.

(12) Incorporated by reference from the Registrant's Registration Statement on Form 8-A, filed on July 25, 2008.

(13) Incorporated by reference from the Registrant's Annual Report on Form 10-K, filed December 14, 2007.

(14) Incorporated by reference from the Registrant's Current Report on Form 8-K, filed November 20, 2008.

(15) Incorporated by reference from the Registrant's Current Report on Form 8-K, filed December 11, 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 14th day of December, 2009.

ACTIVIDENTITY CORPORATION

By: /s/ JACQUES KERREST

Jacques Kerrest
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Grant Evans and Jacques Kerrest, jointly and severally, his attorney-in-fact, each with the power of substitution, for such person in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection herewith, as fully to all intents and purposes as he might do or could do in person hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ GRANT EVANS Grant Evans	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	December 14, 2009
/s/ JACQUES KERREST Jacques Kerrest	Chief Financial Officer and Chief Operating Officer (Principal Financial and Accounting Officer)	December 14, 2009
/s/ ROBERT BRANDEWIE Robert Brandewie	Director	December 14, 2009
/s/ JIM FRANKOLA Jim Frankola	Director	December 14, 2009
/s/ STEVEN HUMPHREYS Steven Humphreys	Director	December 14, 2009

Name	Title	Date
/s/ JAMES OUSLEY James Ousley	Director	December 14, 2009
/s/ DAVID B. WRIGHT David B. Wright	Director	December 14, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
ActivIdentity Corporation
Fremont, California

We have audited the accompanying consolidated balance sheets of ActivIdentity Corporation as of September 30, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ActivIdentity Corporation at September 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ActivIdentity Corporation's internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 14, 2009 expressed an unqualified opinion thereon.

BDO Seidman, LLP

San Francisco, California
December 14, 2009

ACTIVIDENTITY CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	as of September 30, 2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 75,624	$ 70,173
Short-term investments	3,100	9,656
Accounts receivable, net of allowance for doubtful accounts of $261 and $317	13,983	11,792
Inventories, net	701	1,760
Prepaid and other current assets	556	1,696
Total current assets	93,964	95,077
Restricted cash	1,746	—
Investments	11,752	11,752
Property and equipment, net	2,353	2,877
Other intangible assets, net	1,842	4,150
Other long-term assets	2,920	3,745
Total assets	$ 114,577	$ 117,601
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,853	$ 1,652
Accrued compensation and related benefits	5,507	5,935
Current portion of accrued restructuring liability	642	616
Accrued and other current liabilities	3,493	3,682
Current portion of deferred revenue	12,574	11,024
Total current liabilities	24,069	22,909
Deferred revenue, net of current portion	1,240	1,125
Accrued restructuring liability, net of current portion	325	962
Long-term deferred rent	114	430
Other long-term liabilities	582	2,517
Total liabilities	26,330	27,943
Minority interest	311	304
Commitments and contingencies (Note 15)	—	—
Stockholders' equity:		
Preferred stock, $0.001 par value: 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.001 par value: 75,000,000 shares authorized, 45,866,110 and 45,786,184 issued and outstanding	46	46
Additional paid-in capital	429,105	426,141
Accumulated deficit	(328,599)	(323,053)
Accumulated other comprehensive loss	(12,616)	(13,780)
Total stockholders' equity	87,936	89,354
Total liabilities and stockholders' equity	$ 114,577	$ 117,601

See accompanying notes to consolidated financial statements.

ACTIVIDENTITY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except per share amounts)

	Year ended September 30,		
	2009	**2008**	**2007**
Revenue:			
Software	$23,975	$ 19,589	$ 19,363
Hardware	15,784	15,078	16,894
Service	22,562	24,342	23,296
Total revenue	62,321	59,009	59,553
Cost of revenue:			
Software	4,179	963	1,303
Hardware	7,954	9,551	9,036
Service	7,677	10,779	7,267
Amortization of acquired developed technology and patents	2,168	2,380	2,949
Total cost of revenue	21,978	23,673	20,555
Gross profit	40,343	35,336	38,998
Operating expenses:			
Sales and marketing	19,572	25,602	25,282
Research and development	15,053	18,867	19,935
General and administration	12,769	11,380	12,124
Restructuring expense (net of adjustments)	—	(70)	—
Amortization of acquired intangible assets	140	165	186
Write-down of goodwill	—	35,874	—
Total operating expenses	47,534	91,818	57,527
Loss from operations	(7,191)	(56,482)	(18,529)
Other income (expense):			
Interest income, net	1,710	4,659	6,208
Other income (expense), net	(508)	(25,190)	3,440
Total other income (expense), net	1,202	(20,531)	9,648
Loss before income tax and minority interest	(5,989)	(77,013)	(8,881)
Income tax benefit (provision)	344	506	(429)
Minority interest	99	50	12
Net loss	$(5,546)	$(76,457)	$ (9,298)
Net loss per share	$ (0.12)	$ (1.67)	$ (0.20)
Shares used to compute basic and diluted net loss per share	45,814	45,770	45,694
Other comprehensive income (loss):			
Net loss	$(5,546)	$(76,457)	$ (9,298)
Unrealized gain (loss) on short-term investment, net	152	(1,075)	394
Reclassification of unrealized loss on short-term investments	—	945	—
Foreign currency translation gain (loss)	1,012	1,748	(3,321)
Reclassification of currency translation loss on liquidation of investments in foreign entity	—	1,946	—
Comprehensive loss	$(4,382)	$(72,893)	$(12,225)

See accompanying notes to consolidated financial statements.

ACTIVIDENTITY CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except shares)

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount				
Balances, September 30, 2006	45,673,252	$46	$420,527	$(237,203)	$(14,417)	$168,953
Exercise of options	33,134	—	191	—	—	191
Issuance of restricted stock units net of cancellations	26,237	—	—	—	—	—
Stock-based compensation expense	—	—	2,518	—	—	2,518
Minority interest	—	—	6	—	—	6
Components of comprehensive loss:						
Net loss	—	—	—	(9,298)	—	(9,298)
Unrealized gains on short-term investments	—	—	—	—	394	394
Foreign currency translation	—	—	—	—	(3,321)	(3,321)
Balances, September 30, 2007	45,732,623	46	423,242	(246,501)	(17,344)	159,443
Exercise of options	6,843	—	25	—	—	25
Issuance of restricted stock units net of cancellations	46,718	—	—	—	—	—
Stock-based compensation expense	—	—	2,874	—	—	2,874
Minority interest	—	—	—	—	—	—
Cumulative effect of adoption of ASC 740 10 05 (FIN 48)	—	—	—	(95)	—	(95)
Components of comprehensive loss:						
Net loss	—	—	—	(76,457)	—	(76,457)
Unrealized loss on short-term investments, net of reclassifications	—	—	—	—	(130)	(130)
Foreign currency translation, net of reclassifications	—	—	—	—	3,694	3,694
Balances, September 30, 2008	45,786,184	46	426,141	(323,053)	(13,780)	89,354
Issuance of restricted stock units net of cancellations	79,926	—	—	—	—	—
Stock-based compensation expense	—	—	3,074	—	—	3,074
Minority interest	—	—	(110)	—	—	(110)
Components of comprehensive loss:	—	—	—	—	—	—
Net loss	—	—	—	(5,546)	—	(5,546)
Unrealized gain on short-term investments, net of reclassifications	—	—	—	—	152	152
Foreign currency translation, net of reclassifications	—	—	—	—	1,012	1,012
Balances, September 30, 2009	45,866,110	$46	$429,105	$(328,599)	$(12,616)	$ 87,936

See accompanying notes to consolidated financial statements.

ACTIVIDENTITY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended September 30,		
	2009	2008	2007
Cash flows from operating activities:			
Net loss	$(5,546)	$(76,457)	$ (9,298)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization of fixed assets	1,243	1,566	1,576
Amortization of acquired developed technology and patents	2,168	2,380	2,949
Unrealized foreign exchange (gain) loss	1,558	1,782	(3,610)
Amortization of acquired intangible assets	140	165	186
Stock-based compensation expense	3,074	2,874	2,518
Loss on disposal of property and equipment	45	24	25
Currency translation loss on liquidation of investments in foreign entity	—	1,946	—
Goodwill impairment charge	—	35,874	—
Investment impairment charge	—	21,209	—
Minority interest in ActivIdentity Europe S.A	(99)	(50)	(12)
Changes in:			
Accounts receivable	(1,854)	2,643	4,254
Inventories	1,044	402	(313)
Prepaid and other current assets	(1,542)	872	924
Long-term income taxes receivable	2,428	(3,074)	—
Accounts payable	163	(444)	(135)
Accrued compensation and related benefits	(485)	(838)	4
Accrued restructuring liability	(611)	(729)	(710)
Accrued and other liabilities	(2,447)	2,598	(1,896)
Deferred revenue	1,395	(872)	(2,065)
Net cash provided by (used in) operating activities	674	(8,129)	(5,603)
Cash flows from investing activities:			
Purchases of property and equipment (net)	(760)	(307)	(2,099)
Purchases of short-term investments	—	(37,245)	(156,721)
Proceeds from sales and maturities of short-term investments	6,525	85,165	182,795
Restricted cash long term	(1,458)	—	—
Other long-term assets	25	136	(83)
Net cash provided by investing activities	4,332	47,749	23,892
Cash flows from financing activities:			
Proceeds from exercise of options, rights and warrants	—	25	191
Effects of exchange rate changes on cash and cash equivalents	445	(111)	682
Net increase (decrease) in cash and cash equivalents	5,451	39,534	19,162
Cash and cash equivalents, beginning of period	70,173	30,639	11,477
Cash and cash equivalents, end of period	$75,624	$ 70,173	$ 30,639
Supplemental disclosures:			
Cash paid (refund received) for income taxes, net	$ 186	$ (11)	$ 360

See accompanying notes to consolidated financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

ActivIdentity Corporation (the "Company" or "ActivIdentity"), is a global leader in identity assurance and credential management. Our strategy in providing smart identity solutions addresses the key ID 360 market-driving sectors: Employer to Employee, Business to Customer, and Government to Citizen.

Our solutions strategy leverages our identity assurance platform and credential management system to apply a common approach to registration / enrollment, authentication, authorization, auditing, credential issuance / management, and use of credentials across each of the ID 360 market segments. Our approach takes into account that organizations in all ID 360 market segments require the assurance of a trusted chain of identity that allows them to conduct their day-to-day business in the digital age with the same level of confidence as face-to-face transactions.

Though identities may be repeatedly captured, verified, enrolled, used, and tracked by disparate systems with little interaction, our identity assurance platform allows organizations to leverage the relative trust levels of the credentials and use the same security infrastructure across diverse user communities (such as citizens, employees, contractors, partners, suppliers, and customers) and applications (such as driver's license, employee identification badge, remote access token, and supplier procurement access portal).

ActivIdentity has been a pioneer of the identity assurance market and is a key supporter and driver of standards in this technology area, engaging with global standards bodies such as GlobalPlatform, ISO, and ANSI. Our approach to identity assurance embraces a wide variety of authentication devices and authentication methods. Smart cards, soft tokens, hard tokens, USB tokens, or mobile phones can be enrolled, issued a certificate, and managed through their life-cycle via ActivIdentity's identity assurance platform.

ActivIdentity was incorporated in the State of Delaware in August 2002 for the purpose of changing the domicile of the publicly listed company in the ActivIdentity group of companies, previously ActivCard S.A., from the Republic of France to the United States. ActivCard S.A. was organized as a Société Anonyme, or limited liability corporation, under the laws of the Republic of France. In 2003, ActivIdentity completed registered public exchange offers in which holders of ActivCard S.A. securities exchanged 41,730,958 common shares and American depositary shares (ADS) of ActivCard S.A. for 41,635,741 common shares of ActivIdentity. Following completion of the exchange offers, ActivIdentity held approximately 99.4% of the outstanding securities of ActivCard S.A. During fiscal 2006, the Company purchased additional ActivCard S.A securities and currently holds approximately 99.8% of the outstanding securities of ActivCard S.A. The common shares and ADS of ActivCard S.A. not exchanged or sold have been recorded as a minority interest on the consolidated balance sheets. In March 2005, ActivCard S.A. changed its name to ActivCard Europe S.A. and in December 2005 to ActivIdentity Europe S.A.

We operate on a fiscal year ending September 30. For convenience in this Annual Report, we refer to the fiscal year ended September 30, 2007 as fiscal 2007, the fiscal year ended September 30, 2008 as fiscal 2008 and the fiscal year ended September 30, 2009 as fiscal 2009. We also refer to the fiscal year ending September 30, 2010 as fiscal 2010.

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Significant Accounting Policies

Basis of Presentation—The consolidated financial statements include the accounts of the Company and its subsidiaries at September 30, 2009, 2008, and 2007. All inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, reported amounts of revenues and expenses during the reporting period, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates are based on historical experience and on various assumptions that the Company believes are reasonable under current circumstances. However, future events are subject to change and best estimates and judgments may require further adjustments; therefore, actual results could differ from current estimates. Estimates are used for, but not limited to, the fair value of investments, the provision for doubtful accounts, the provision for obsolete and excess inventories, depreciation and amortization, valuation of other intangible assets and goodwill, sales warranty reserve, income taxes, restructuring liability, valuation of stock-based compensation, and contingencies.

Cash, Cash Equivalents, and Investments—The Company considers all highly-liquid investments with an original maturity of three months or less to be cash equivalents. Short-term investments consist of investments acquired with maturities exceeding three months and are classified as available-for-sale. Short-term investments are reported at market value, based on quoted market prices, with unrealized gains or losses included in other comprehensive income (loss), net of applicable taxes. Certain investments have been reclassified to long-term based on issues in the credit market affecting the liquidity of the securities. Long-term investments are reported at fair value, based on the application of valuation models. If the impairment on long-term securities is determined to be other-than-temporary, the unrealized loss is recorded through other income. The gain or loss from sale of securities sold is recognized on the specific identification method.

Concentration of Credit Risk—Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments, and accounts receivable. The Company maintains its cash, cash equivalents, and short-term investments with high credit quality financial institutions and investments consist of U.S. government and government agency securities, corporate notes and bonds, commercial paper, and auction rate securities. Long-term investments consist of auction rate securities (see *Note 4—Investments* for a complete discussion of credit risk associated with the long-term investment holdings). The Company sells the majority of its products and services to a limited number of customers. If the financial conditions or results of operations of any one of the large customers deteriorate substantially, the Company's operating results could be adversely affected. To reduce credit risk, management performs ongoing credit evaluations of the financial condition of significant customers. The Company does not generally require collateral and maintains reserves for estimated credit losses on customer accounts when considered necessary.

Allowance for Doubtful Accounts—The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to pay outstanding amounts. The provision is based on factors that include account aging, historical bad debt experience, customer creditworthiness,

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

and other known factors. Account balances are charged off against the allowance only when the Company considers it is probable that a receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to its customers.

Inventories—Inventories consists of finished goods and components and are valued at the lower of cost (first-in, first-out method) or market.

Property and Equipment—Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement of up to 10 years.

Software included in property and equipment includes amounts paid for purchased software and implementation services for software used internally that has been capitalized in accordance with ASC 350 40 05-1 (formerly known under the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use)*.

Goodwill and Other Intangible Assets—Goodwill represents the excess of the purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. Goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of ASC 350 20 35-1 (formerly known as Statement of Financial Accounting Standard (SFAS) No. 142, *Goodwill and Other Intangible Assets)*. As of September 30, 2009, there were no intangible assets with an indefinite useful life. Other intangible assets include the fair value of agreements and contracts, developed technology, and trademarks acquired in business combinations and acquired patents. Other intangible assets are amortized over one to six years, which approximates their estimated useful lives.

Long-Lived Assets—The Company accounts for long-lived assets in accordance with the provisions of ASC 360 10 15 (formerly known as SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets)*. The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, impairment may exist. To determine the amount of impairment, the Company compares the fair value of the asset to its carrying value. If the carrying value of the asset exceeds its fair value, an impairment loss equal to the difference is recognized.

Research and Development and Capitalized Software Development Costs—Research and development costs are expensed as incurred. The Company capitalizes eligible software costs upon achievement of technological feasibility subject to net realizable value considerations in accordance with ASC 985 20 05-1 (formerly known as SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed)*. To date, the period between technological feasibility of a solution and the general availability of such software has been short. Accordingly, the Company has not capitalized any costs and charged all such costs to research and development expenses.

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Sales Warranty Reserve—Expenses associated with potential warranty claims are accrued at the time of sale, based on historical experience. The Company provides for the costs of warranty in excess of warranty coverage provided by product assembly contractors. The Company's standard warranty period is one year for hardware products and ninety days for software products.

Deferred Revenue—The Company's deferred revenue consists of customer arrangements related to products and services billings in excess of revenue recognized, which the Company is legally entitled to invoice and collect. The revenue from deferred revenue is recognized into earnings when the revenue recognition criteria are met.

Advertising Costs—The Company expenses all advertising costs as incurred, and the amounts were not material for all periods presented.

Revenue Recognition

We recognize revenue in accordance with accounting principles generally accepted in the U.S., as set forth in:

- ASC 985-605 (formerly known as and comprised of American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, *Software Revenue Recognition*, as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions* and EITF 03-05, *Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software*),
- ASC 605-25 (formerly known as Emerging Issues Task Force Issue No. (EITF) 00-21, *Revenue Arrangements with Multiple Deliverables*),
- ASC 605-35 (formerly known as and comprised of Accounting Research Bulletin No. 45 (ARB 45), *Long-Term Construction-Type Contracts*, SOP 81-1, *Accounting for Performance of Construction Type and Certain Production Type Contracts*),
- SEC Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition*, and
- Technical Practice Aid (TPA) interpretations of ASC 985-605 issued by the AICPA (TPAs 5100.38 - 5100.76).

The application of the appropriate accounting principles to revenue is dependent upon the specific transaction and whether the sale includes hardware products, software products, post contract customer support (PCS), other professional services, or a combination of some or all of these products and/or services.

Subject to the additional conditions described below, the Company does not recognize revenue until: (1) persuasive evidence of an arrangement exists; (2) the fee is fixed or determinable; (3) delivery has occurred; and (4) collection of the corresponding receivable is reasonably assured.

For multiple element arrangements that contain one or more deliverables for which the functionality is not dependent on the software, the arrangement fee is allocated between the

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

"non-software" and software deliverables in accordance with ASC 605-25 when the following criteria are met:

- The delivered item has stand alone value;
- There is objective and reliable evidence of the fair value of the undelivered elements as demonstrated by vendor specific objective evidence (VSOE) of fair value or third party evidence; and
- If the arrangement includes a general return right relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

If the above criteria are met, we allocate the arrangement fee to the delivered items using the residual value method. Revenue for the elements whose functionality is not dependent upon the delivered software is recognized in accordance with SAB 104, and revenue for software elements is recognized in accordance with ASC 985-605. If the above criteria are not met, all deliverables are considered a single unit of accounting and revenue is recognized in accordance with ASC 985-605 upon delivery of all elements of the arrangement.

For multiple element arrangements that contain one or more deliverables for which the functionality is dependent on the software, the arrangement fee is subject to the provisions of ASC 985-605, and is allocated among each element, based on VSOE of fair value of each element if VSOE of each element exists. We determine VSOE of an element based on the price charged when the same element is sold separately. For an element not yet sold separately, VSOE may be established by management having the relevant authority as long as it is probable that the price, once established, will not change before separate introduction of the element in the marketplace. When arrangements contain multiple elements and VSOE exists for all undelivered elements only, we recognize revenue for the delivered elements based on the residual value method. For arrangements containing multiple elements wherein VSOE does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE exists or all elements have been delivered. Additionally, where VSOE does not exist to allocate the fee to the separate elements and the only undelivered element is PCS, the entire arrangement fee is recognized ratably over the contractual PCS period. For all other transactions not involving software, fair value is determined using the price when sold separately or other methods allowable under ASC 605-25.

Professional service revenue is recognized separately from the software element when the services are performed and when VSOE exists to allocate the revenue to the various elements in a multi-element arrangement, the services are not essential to the functionality of any other element of the arrangement, and the total price of the contract would vary with the inclusion or exclusion of the services. Revenue under these arrangements is presented as a component of service revenue on the statement of operations.

PCS contracts are typically priced as a percentage of the product license fee and generally have a one-year term. Services provided to customers under PCS contracts include technical product support and unspecified product upgrades, on a when and if available basis. Revenue from advance payments

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

for PCS contracts are recognized on a straight-line basis over the term of the contract and are classified as service revenue.

Even though delivery of PCS and services has started, if all of the criteria in ASC 985-605 for revenue recognition have not yet been met, PCS and service revenue recognition may not commence. At the time all the criteria in ASC 985-605 are met, the portion of the deferred amount based on the proportion of the service period that has already expired to the total service period is immediately recognized and the residual amount is recognized ratably over the longer of the remaining PCS or service period.

Except in arrangements where acceptance is considered perfunctory, where we have provided acceptance rights to certain customers, no products or services revenue is recognized until the earlier of the customer formal acceptance or the expiration of the acceptance period granted to the customer.

For arrangements that involve some customization, modification or production services that are considered essential to the functionality of the software element, and separate accounting for these services is not permitted, revenue from the license and professional services essential to the functionality of the software is recognized using the percentage-of-completion method in accordance with ASC 605-35. The percentage-of-completion method is applied when we have the ability to make reasonably dependable estimates of the total cost of effort required for completion using the cost of labor hours incurred as the measure of progress towards completion. The progress toward completion is measured based on the date when the essential product functionality has been delivered or the application enters into a production environment or the point at which no significant additional professional service resources are required for the functionality of the software. Estimates are subject to revisions as the contract progresses to completion and these changes are accounted for as changes in accounting estimates when the information becomes known. Revenue under these arrangements is presented as a component of software revenue on the statement of operations as the related project revenue, including both the license and service components, is less than 10% of total net revenue. Where VSOE exists for professional services not essential to the functionality of the software, revenue is recorded as service revenue. Forecasted losses on contracts are accrued to cost of revenue in the period in which a forecasted loss is deemed probable and estimable. Amounts billed in excess of revenue recognized are recorded as deferred revenue in the consolidated balance sheets. Unbilled work-in-process is recorded as a receivable in the consolidated balance sheets. At September 30, 2009 and September 30, 2008, the balances of unbilled work-in-process were $0.9 million and $0.4 million, respectively.

We had one ongoing reseller arrangement under which we received a fixed percentage of license and service revenue earned by the reseller. For this arrangement, we have no control over the pricing established by the reseller, including what is charged for service renewals. Since we cannot determine if sufficient amounts of PCS renewals are priced at consistent percentages of license fees, we are unable to establish VSOE for service renewals in this arrangement. Accordingly, for the bundled sales of license and service, the Company recognizes revenue on a straight-line basis over the term of the service period. For statement of operations presentation purposes only, we allocate revenue for this arrangement between software and PCS in a ratio consistent with our standard end-user pricing model. For fiscal 2008, $3.5 million or 18% of total software revenue and $4.0 million, or 16% of total service revenue, was allocated for this arrangement. We modified this ongoing customer arrangement in

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

February 2009 and all future revenues will recognized as software revenue through the remainder of this arrangement. For fiscal 2009, $4.9 million or 20% of total software revenue and $1.4 million or 6% of total service revenue was allocated between these two arrangements.

For single element arrangements, revenue from stand alone product revenue is recognized upon shipment (unless shipping terms determine otherwise), net of estimated returns and/or certain estimated future price changes. Our practice is not to ship product to a reseller or distributor unless the reseller or distributor has a history of selling the products or the end-user is known and has been qualified. In certain specific and limited circumstances, we provide product return and price protection rights to certain distributors and resellers. We have established a reasonable basis through historical experience for estimating future returns and price changes. Actual returns and price protection claims have not been material to date.

Stock-Based Compensation—ASC 718 30 30 (formerly known as SFAS 123(R) *Share-based Payment)*, requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period.

ASC 718 30 30-1 (SFAS 123(R)) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest (less estimated forfeitures) is recognized as expense over the requisite service periods in the Company's consolidated statement of operations. Forfeitures are estimated at the time of grant and revised, as necessary, in subsequent periods if actual forfeitures differ. Different forfeiture rates are estimated and applied to (1) executives, (2) non-executive employees not located in France, and (3) employees located in France. Cash flows generated from potential tax benefits arising from tax deductions in excess of the compensation cost recognized for options granted are classified as financing cash flows. Due to the Company's loss position, there were no such tax benefits during fiscal 2009, 2008, or 2007.

The fair value of stock-based awards to employees that do not have a market or performance vesting condition is calculated using the Black-Scholes-Merton option pricing model (the model). The model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's stock options. The model also requires subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The expected term of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. The risk-free rate is based on relevant U.S. Treasury rates in effect during the corresponding period of grant. The expected volatility is based on the historical volatility of the Company's stock price. These factors could change in the future, which would affect the stock-based compensation expense in future periods.

For restricted stock and restricted stock unit awards, compensation is based on the intrinsic value of the stock on the actual grant date.

For awards that carry a market based vesting aspect, the fair value of the award is based on the results of a market simulation model (the simulation model) that evaluates the probability that the requisite market conditions needed for vesting will be achieved. The simulation model uses multiple

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

iterations of simulated daily stock prices of the Company between the grant date and the future vesting date. The inputs to the simulation model include the Company's stock price on the grant date, the historical volatility of the Company's stock price over a period of time corresponding to the vesting period of the unit award as of the grant date, and the risk free interest rate, based on relevant U.S. Treasury note rates, as of the grant date. Based on whether the requisite market conditions are achieved during the multiple simulations, the simulation model produces an expected future value of the stock on the vesting date. This future value is discounted back to the grant date and used as the requisite fair value of the unit award.

Foreign Currency Transactions—The reporting currency of the Company and its subsidiaries is the U.S. Dollar. The functional currency of all of the subsidiaries is their local currency with the exception of the Irish subsidiary, which uses the U.S. Dollar as its functional currency. For those entities using their local currency as their functional currency, assets and liabilities are translated into the U.S. Dollar at exchange rates in effect at the balance sheet date and revenue and expenses are translated at weighted average exchange rates during the period. Translation adjustments arising upon the consolidation of non-U.S. Dollar financial statements are accumulated in stockholders' equity as translation adjustments within other comprehensive income.

Transactions involving a currency other than the functional currency generate a gain or loss from the fluctuation of the transactional currency relative to the functional currency and are recorded in the statement of operations during the respective period. Due to fluctuations in foreign currencies, the Company recorded a loss of $0.8 million in fiscal 2009, a loss of $2.0 million in fiscal 2008, and a gain of $3.4 million in fiscal 2007, in the consolidated statements of operations from the revaluation of assets and liabilities and the settlement of current period transactions.

Income Taxes—The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for expected future tax consequences, utilizing enacted tax rates, of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred tax assets are recognized for the estimated future tax effects of deductible temporary differences, net operating loss carry forwards, and research and development tax credits. The Company has provided a valuation allowance for net deferred income tax assets.

Loss Per Share—Basic and diluted loss per share are computed by dividing net loss by the weighted average number of common shares outstanding. Outstanding stock options, rights and warrants did not have any effect on the computation of diluted loss per share in any of the periods presented since they were anti-dilutive.

Recent Accounting Pronouncements

ASC 105 10 65-1 was previously issued in June 2009 by the FASB under the title Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles*, a replacement of FASB Statement No. 162 (the Codification). The Codification, which was launched on July 1, 2009, became the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. The

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Codification eliminates the GAAP hierarchy contained in SFAS No. 162 and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted this Statement for fiscal 2009. There was no change to the Company's consolidated financial statements due to the implementation of this Statement.

ASC 855 10 50-1 was previously issued in May 2009 by the FASB under the title SFAS No. 165, *Subsequent Events*. This Statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ending after June 15, 2009. The Company adopted this Statement in the quarter ended June 30, 2009. This Statement did not impact the consolidated financial results.

ASC 825 10 65-1 was previously issued in April 2009 by the FASB under the title FSP SFAS No. 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*. ASC 825 10 65-1 (FSP SFAS No. 107-1 and APB 28-1) enhances consistency in financial reporting by increasing the frequency of fair value disclosures. This standard relates to fair value disclosures for any financial instruments that are not currently reflected within a Company's balance sheet at fair value. Prior to the effective date of this standard, fair values for these assets and liabilities have only been disclosed once a year. The FSP will now require these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. The disclosure requirements under this standard were effective for the Company's interim reporting period ending on June 30, 2009. The Company adopted this standard in the quarter ended June 30, 2009. There was no impact on the consolidated financial statements as it relates only to additional disclosures.

ASC 820 10 65-4 was previously issued in April 2009 by the FASB under the title FSP SFAS No. 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*. ASC 820 10 65-4 (FSP SFAS No. 157-4) provides guidelines for making fair value measurements more consistent with the principles presented in ASC 820 10 5-1 (SFAS No. 157, *Fair Value Measurements*). The standard relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what ASC 820 10 5-1 (SFAS No. 157) states the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The provisions of ASC 820 10 65-4 (FSP 157-4) are effective for the Company's interim reporting for the period ending on June 30, 2009. The Company adopted this standard in the quarter ended June 30, 2009, and there was no material impact on the consolidated financial statements.

ASC 815 10 65-1 was previously issued in March 2008 by the FASB under the title SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. The new standard is intended to improve

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. ASC 815 10 65-1 (SFAS No. 161) is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company will evaluate the impact of the provisions of ASC 815 10 65-1 (SFAS No. 161) and adopt this standard on October 1, 2009.

ASC 810 10 65 was previously issued in December 2007 by the FASB under the title SFAS No. 160, *Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51*. The standard changes the accounting for non-controlling (minority) interests in consolidated financial statements including the requirements to classify non-controlling interests as a component of consolidated stockholders' equity, and the elimination of "minority interest" accounting in results of operations with earnings attributable to non-controlling interests reported as part of consolidated earnings. Additionally, ASC 810 10 65 (SFAS No. 160) revises the accounting for both increases and decreases in a parent's controlling ownership interest. ASC 810 10 65 (SFAS No. 160) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company will evaluate the impact of the provisions of ASC 810 10 65 (SFAS No. 160) and adopt this standard on October 1, 2009.

ASC 805 10 10 was previously issued in December 2007 by the FASB under the title SFAS No. 141 (revised), *Business Combinations*. The standard changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance. ASC 805 10 10 (SFAS No. 141(R)) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company will evaluate the impact of the provisions of ASC 805 10 10 (SFAS No. 141(R)) and adopt this standard on October 1, 2009.

ASC 825 10 10 was previously issued in February 2007 by the FASB under the title SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115*. ASC 825 10 10 (SFAS No. 159) permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The provisions of ASC 825 10 10 (SFAS No. 159) become effective for fiscal years beginning after November 15, 2007, and management adopted this standard on October 1, 2008. The adoption of ASC 825 10 10 (SFAS No. 159) did not have a material effect on our financial statements.

ASC 820 10 05-1 was previously issued in September 2006 by the FASB under the title SFAS No. 157, *Fair Value Measurements*. ASC 820 10 05-1 (SFAS No. 157) replaces the different definitions of fair value in the accounting literature with a single definition. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 10 05-1 (SFAS No. 157) is effective for fair-value measurements already required or permitted by other standards for financial statements

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB agreed to a one-year deferral for the implementation of ASC 820 10 05-1 (SFAS No. 157) for non-financial assets and liabilities. The Company is required to adopt ASC 820 10 05-1 (SFAS No. 157) in the first quarter of fiscal 2009 for financial assets and liabilities and the first quarter of fiscal 2010 for all other assets and liabilities. The Company is currently in the process of determining the impact of adopting the provisions of ASC 820 10 05-1 (SFAS No. 157) on its financial position, results of operations and cash flows.

In September 2009, the FASB issued Accounting Standard Update ("ASU") 2009-13, "Revenue Arrangements with Multiple Deliverables" and ASU 2009-14, "Certain Revenue Arrangements That Include Software." These ASU's revise and clarify accounting for arrangements with multiple deliverables, including how to separate deliverables into units of accounting determining the allocation of revenue to the units of accounting and the application of these provisions to tangible products containing software components. There are also expanded disclosures for significant judgments made in the application of these standards, if material. These pronouncements are effective for fiscal years beginning after June 15, 2010 and earlier application is permitted. The Company does not expect the adoption of these pronouncements to have a significant effect on its financial statements and will early adopt both pronouncements effective October 1, 2009.

2. Stock-Based Compensation

Equity Compensation Plans

Warrants

Warrant issued to service provider: In August 2004, the Company issued a warrant to purchase 50,000 shares at an exercise price of $6.60 to a service provider. The warrant was fully vested and exercisable upon issuance and expires in August 2010.

Stock Option Plans

The Company has several stockholder-approved stock option plans under which it grants or has granted options to purchase shares of its common stock to employees. As of September 30, 2009, the Company had an aggregate of 12.6 million shares of its common stock reserved for issuance under its various equity plans approved by the stockholders, of which 8.3 million shares were subject to outstanding awards and 4.3 million shares were available for future grants.

Stock option plans prior to 2002 were established by ActivIdentity Europe S.A. (formerly known as ActivCard Europe S.A. and ActivCard S.A.) under the laws of France. Options granted under these plans vest over four years and have a maximum term of seven years. For these option plans, the Board of Directors established the exercise price as the weighted average closing price quoted on NASDAQ Europe during the twenty trading days prior to the date of grant. The difference between the grant price and the fair market value is being amortized over the options' vesting period. The Company has made no grants under the stock options plans established prior to 2002 during any of the periods presented.

2. Stock-Based Compensation (Continued)

In August 2002, the Company's stockholders approved the 2002 Stock Option Plan (2002 Plan) and reserved 8.6 million shares for issuance under the plan. Options granted under the 2002 Plan vest over four years and have a maximum term of 10 years. The Board of Directors establishes the exercise price as the closing price quoted on the NASDAQ Global Market on the date of grant. In August 2004, the Company's stockholders approved the 2004 Equity Incentive Plan (2004 Plan). The 2004 Plan replaces the 2002 Plan with substantially the same terms as the 2002 Plan. The remaining share reserve from the 2002 Plan was transferred to the 2004 Plan. In addition to stock options, the 2004 Plan allows for the grant of restricted stock, restricted stock units, stock appreciation rights, and cash awards. In February 2007, the Company's stockholders approved an amendment to the 2004 Plan, increasing the number of shares reserved for issuance by 4.0 million shares.

For options granted in 2000 and later, the option plans prohibit residents of France employed by the Company from selling their shares prior to the fourth anniversary from the date of grant.

In fiscal 2008, the Company issued equity inducement grants as permitted under the NASDAQ Marketplace Rules to certain officers under a plan that had not been presented to the Company's stockholders for approval. Although the options were granted outside of the 2004 Plan, they are governed in all respects by the terms and conditions of that plan as if granted thereunder.

Activity under the Company's stock equity plans, including the inducement grants, was as follows:

	Number of Options	Weighted Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at September 30, 2006	6,354,083	$ 7.37	6.02	$1,977
Granted	2,151,060	4.65		
Exercised	(57,764)	3.44		
Forfeited	(1,220,776)	12.36		
Outstanding at September 30, 2007	7,226,603	$ 5.75	5.96	$3,879
Granted	6,353,500	2.58		
Exercised	(4,781)	3.77		
Forfeited	(2,627,222)	5.67		
Outstanding at September 30, 2008	10,948,100	$ 3.93	5.95	$ 160
Granted	1,322,500	1.73		
Exercised	—	—		
Forfeited	(2,233,830)	4.52		
Outstanding at September 30, 2009	10,036,770	$ 3.51	5.29	$3,255
Vested or expected to vest at September 30, 2009	7,470,667	$ 3.48	5.34	$2,131
Exercisable at September 30, 2009	4,269,371	$ 4.80	4.75	$ 381

As of September 30, 2009, outstanding stock options to purchase 1,090,189 shares of common stock granted to employees and directors were subject to French regulation. All remaining outstanding

2. Stock-Based Compensation (Continued)

stock options to purchase 10,036,770 shares of common stock granted to employees and directors were subject to U.S. regulation.

Stock options outstanding and exercisable as of September 30, 2009 were as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
1.45 - 2.18	3,145,000	5.79	$1.98	354,165	$2.18
2.19 - 2.92	2,993,479	5.86	2.52	695,117	2.53
2.93 - 4.35	1,346,936	4.83	3.91	1,161,560	3.89
4.36 - 6.42	1,073,447	4.61	4.80	680,621	4.92
6.43 - 9.99	1,477,908	3.98	7.45	1,377,908	7.34
Totals	10,036,770	5.29	$3.51	4,269,371	$4.80

Restricted Stock and Restricted Stock Units

The Company periodically grants awards of restricted stock, which are issued but subject to vesting requirements, and restricted stock units, which result in the issuance of shares without an exercise price only upon the satisfaction of vesting requirements. Vesting may be time-based, performance-based, or a combination of the two. Compensation expense is generally recorded on a straight-line basis over the vesting period of the award.

Activity for restricted stock and restricted stock units for fiscal 2009 was as follows:

Unvested Restricted Stock and Restricted Stock Units	Number of Shares (in thousands)	Weighted Average Grant-Date Fair Value
Unvested at September 30, 2008	136,723	$4.00
Granted	210,000	2.38
Vested	(174,643)	3.16
Cancelled	(55,824)	4.46
Unvested at September 30, 2009	116,256	$2.11

Unvested restricted stock units outstanding at September 30, 2009, included units granted as follows:

- During the quarter ended June 30, 2009, 180,000 restricted stock units valued at a total of $430,000 were granted at no cost to non-employee directors. 50,000 units were granted and immediately vested for services rendered subsequent to their election to the board of directors during the 2008 Annual Meeting of Stockholders on March 13, 2008. 130,000 units were granted subsequent to their election to the board of directors during the Annual Meeting of

2. Stock-Based Compensation (Continued)

Stockholders on March 25, 2009 and vest monthly over one year, beginning on June 24, 2009. At September 30, 2009, 86,256 restricted stock units under this grant were unvested.

- On May 29, 2009, the Company granted 30,000 restricted units valued at $70,000 to an outside consultant for advisory services. These shares vest in their entirety 12 months from the date of grant. At September 30, 2009, 30,000 restricted stock units under this grant were unvested.

Valuation and Expense Information under ASC 718 10 50-2 (SFAS 123(R))

The weighted-average fair value of stock-based compensation to employees is generally based on the single option valuation approach. Forfeitures are estimated and it is assumed no dividends will be declared. The estimated fair value of stock-based compensation awards to employees is generally amortized using the straight-line method over the vesting period of the options. Below are the ranges of assumptions used during fiscal 2009, 2008, and 2007:

	Year ended September 30,		
	2009	2008	2007
Risk-free interest rate	1.5% - 2.6%	2.4% - 4.2%	4.2% - 5.0%
Expected life (years)	4.2 - 6.1	4.8 - 6.1	4.8 - 6.1
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	42.2% - 54.4%	39.7% - 41.5%	40.7% - 55.0%
Weighted average expected volatility	45.0%	41.0%	42.6%
Weighted average estimated forfeiture rate	30.2%	33.0%	23.4%

The following table summarizes stock-based compensation expense related to employee stock options, warrants, restricted stock, and restricted stock units under ASC 718 10 25-2 (SFAS 123(R)) for fiscal 2009, 2008, and 2007 which was allocated as follows (in thousands):

	Year ended September 30,		
	2009	2008	2007
Cost of revenue—hardware	$ 26	$ 44	$ 45
Cost of revenue—service	122	189	197
Stock-based compensation expense included in cost of revenue	148	233	242
Research and development	695	868	643
Sales and marketing	591	627	586
General and administrative	1,640	1,146	1,047
Stock-based compensation expense included in operating expenses	2,926	2,641	2,276
Total Stock-based compensation expense	$3,074	$2,874	$2,518

The weighted-average grant-date fair values of options and restricted stock units granted was $1.34, $1.22, and $2.15 during fiscal 2009, 2008, and 2007 respectively. The total intrinsic value of options and restricted stock units exercised was approximately $0.3 million, $0.2 million, and $0.4 million during fiscal 2009, 2008, and 2007, respectively. The total fair value of options, warrants and restricted stock units vested was approximately $3.7 million, $2.5 million, and $2.4 million, during fiscal 2009, 2008, and

2. Stock-Based Compensation (Continued)

2007, respectively. As of September 30, 2009, total unrecognized compensation costs related to unvested stock options and restricted stock was $3.5 million, net, which is expected to be recognized as an expense over a weighted average remaining amortization period of approximately 1.8 years.

3. Business Combinations

The Company allocates the purchase price of its business acquisitions to tangible and intangible assets acquired and liabilities assumed, as well as in-process research and development, based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are based on valuations prepared at the time of acquisition. The last acquisition made by the Company was the Protocom Development Systems Pty. Ltd. acquisition on August 5th, 2005.

4. Investments

Investments consist of corporate bonds and notes, commercial paper, certificates of deposit, and various auction rate securities (ARS). All investments are classified as available-for-sale and are recorded at the estimated fair value.

The following table presents the Company's investments that are measured at the estimated fair value, categorized in accordance with the fair value hierarchy provisions of ASC 820 10 50-2 (SFAS No. 157) (in thousands):

As of September 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents:				
Short-term:				
Cash	$ 9,712	$ —	$ —	$ 9,712
Money market funds / U.S. Treasuries	65,912	—	—	65,912
Total short-term cash and cash equivalents	75,624	—	—	75,624
Long-term restricted cash (term deposits)	1,746	—	—	1,746
Short-term investments:				
Corporate notes and bonds	—	—	—	—
Auction rate securities	—	—	3,100	3,100
Total short-term investments	—	—	3,100	3,100
Long-term investments:				
Auction rate securities	—	—	11,752	11,752
Total financial assets under ASC 820 10 50-2 (SFAS No. 157)	$77,370	$ —	$14,852	$92,222

4. Investments (Continued)

As of September 30, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents:				
Short-term:				
Cash	$ 6,952	$ —	$ —	$ 6,952
Money market funds / U.S. Treasuries	63,221	—	—	63,221
Total short-term cash and cash equivalents	70,173	—	—	70,173
Short-term investments:				
Corporate notes and bonds	—	5,970	—	5,970
Auction rate securities	—	—	3,686	3,686
Total short-term investments	—	5,970	3,686	9,656
Long-term investments:				
Auction rate securities	—	—	11,752	11,752
Total financial assets under ASC 820 10 50-2 (SFAS No. 157)	$70,173	$5,970	$15,438	$91,581

Changes in the Company's Level 3 assets for fiscal 2009 were as follows (in thousands):

	Level 3
Aggregate estimated fair value of Level 3 assets at September 30, 2008	$15,438
Total realized and unrealized gain (loss):	
Included in earnings	—
Included in other comprehensive income	—
Settlements	(537)
Transfers in (out) of Level 3	(49)
Aggregate estimated fair value of Level 3 assets at September 30, 2009	$14,852

Short-term Investments

Short-term investments consist of investments acquired with maturities exceeding three months and for which liquidity issues have not resulted in reclassification of the securities to long-term investments. Short-term investments are classified as available for sale and are reported at the estimated fair value with unrealized gains or losses included in other comprehensive income (loss), net of applicable taxes. Short-term investments are primarily comprised of U.S. government obligations, municipal government obligations, corporate securities, certificates of deposit, and ARS. Declines in value on available-for-sale securities judged to be other-than-temporary are recorded in other income (expense), net. None of the short-term marketable securities are deemed impaired as of September 30, 2009. The gain or loss from sales of securities is recognized on the specific identification method. There were no realized gains or losses in fiscal 2009, 2008, or 2007.

4. Investments (Continued)

Short-term investments consist of the following (in thousands):

	September 30, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate notes and bonds	—	—	—	—
Auction rate securities	$3,100	—	—	$3,100
	$3,100	—	—	$3,100

	September 30, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate notes and bonds	$6,122	$14	$(166)	$5,970
Auction rate securities	3,686	—	—	3,686
	$9,808	$14	$(166)	$9,656

The contractual maturities of short-term, available-for-sale marketable securities as of September 30, 2009 were as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Within one year	—	—
Between one year and three years	—	—
More than three years	$3,100	$3,100
	$3,100	$3,100

Auction Rate Securities

The Company held at par $3.1 million and $3.7 million of closed-end mutual fund ARS classified as short-term investments at September 30, 2009 and September 30, 2008 respectively. $0.6 million and $12.3 million of formerly held closed-end mutual fund and taxable municipal ARS investments were called at par during fiscal 2009 and 2008, respectively. Future changes in the market regarding these securities may result in impairment charges and classification to long-term investments.

During fiscal 2008, the Company reclassified $33.0 million at cost of investments in certain ARS from short-term to long-term investments and recorded an other-than-temporary impairment on these holdings of $21.2 million, resulting in a carrying value of $11.8 million at September 30, 2009 and September 30, 2008. Contractual maturity for these investments range from 2025 to 2052 and these investments are presently not liquid.

ARS are structured to provide liquidity through a Dutch auction process that resets the interest rates paid at pre-determined intervals, generally every 28 days. The auctions have historically provided a liquid market for these securities. The Company's investments in ARS represent interests in

4. Investments (Continued)

collateralized debt obligations (CDO), closed-end mutual funds, derivative product companies, and student loans. Uncertainty in the financial markets has affected the liquidity of the Company's ARS holdings and resulted in a significant increase in the risks related to the ARS investments classified as long-term.

Historically, the fair value of ARS approximated par value due to the frequent auction events. However, failed auctions since August of 2007 have, in most cases, resulted in revised estimates of fair value that are less than par. The Company reviewed those investments classified as long-term at September 30, 2009, and September 30, 2008, and has valued the holdings accordingly using a discounted cash flow methodology.

The Company reviews its impairments in accordance ASC 320 10 35-17 (SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*), and related guidance issued by the FASB and SEC in order to determine the classification of the impairment as either "temporary" or "other-than-temporary." A temporary impairment charge results in an unrealized loss being recorded in the other comprehensive income (loss) section of stockholders equity in the balance sheet. This type of unrealized loss does not affect net income (loss) for the applicable accounting period. However, an other-than-temporary impairment charge is recorded as a realized loss in the consolidated statement of operations. The differentiating factors between temporary and other-than-temporary impairment are primarily the length of time and the extent to which the market value has been less than cost and the term of the illiquid position. In addition, the financial condition and near-term prospects of the issuer, the composition of any underlying assets in the holdings, and the Company's intent and ability to retain the investment for a period of time that would allow for a liquidity event to take place are also factors taken into consideration in the Company's valuation analysis.

The Company uses a discounted cash flow analysis technique in modeling and valuing these securities. Probabilities of an eventual cleared auction or a par recovery through the issuer refinancing the holding, as well as probabilities of default and potential levels of recovery in default were all taken into consideration as well as the probability of the issuer to continue paying penalty interest payments while the instrument remains in an illiquid condition. These various considerations were applied to each projected cash flow through maturity of each instrument to derive an expected cash flow at each relevant period. This cash flow was then discounted to the present by using a discount rate derived from an evaluation of multiple sources including credit default swap spreads on securities with similar credit ratings as well as overall spreads on corporate debt.

While the Company has used what it believes to be an appropriate valuation model for these securities and has fully attempted to incorporate all known and significant risk factors into the analysis, the Company makes many estimates and assumptions when assessing the value of these securities. Accordingly, assumptions regarding expected cash flows, discount rates, liquidity risk, default risk and related recovery risk, interest rate risk, and other risk factors are all considerations in the analysis and valuation of the Company's ARS holdings. These estimates are also based on market and economic conditions, which are currently in a state of crisis and heightened uncertainty. As a result, there is much independent judgment required in deriving these valuation conclusions.

The Company believes it has made reasonable judgments in its valuation exercise. However, if the relevant assumptions, estimates, or the related analyses prove incorrect or, if due to additional

4. Investments (Continued)

information received in the future, management's conclusions would change, the Company may be required to change the recorded value of these securities, or other securities that make up the investment portfolio.

5. Accounts Receivable and Customer Concentration

The following customers accounted for 10% or more of accounts receivable at year-end:

	September 30, 2009	September 30, 2008
Customer A	20%	*
Customer B	10%	*
Customer C	*	11%
	30%	11%

* Customer accounted for less than 10% at period-end.

The following customers accounted for 10% or more of revenue for the years ended:

	Year Ended September 30, 2009	2008	2007
Customer D	*	*	17%
Customer E	10%	13%	12%
	10%	13%	29%

* Customer accounted for less than 10% during the period

6. Inventories, net

Inventories consist of the following (in thousands):

	September 30, 2009	September 30, 2008
Components, gross	$ 874	$1,184
Reserve for excess and obsolete	(594)	(438)
Components, net	280	746
Finished goods, gross	629	1,271
Reserve for excess and obsolete	(208)	(257)
Finished goods, net	421	1,014
Total inventory, net	$ 701	$1,760

7. Property and Equipment

Property and equipment consist of the following (in thousands):

	September 30,	
	2009	2008
Computers and equipment	$ 4,887	$ 4,050
Software	4,572	4,353
Furniture and fixtures	2,249	2,564
Leasehold improvements	2,016	1,470
Property and equipment, at cost	13,724	12,437
Less: accumulated depreciation	(11,371)	(9,560)
Property and equipment, net	$ 2,353	$ 2,877

8. Other Intangible Assets, net

Other intangible assets consist of the following (in thousands):

	September 30, 2008	Additions	September 30, 2009
Gross carrying amount:			
Acquired developed technology and patents	$ 15,294	$ —	$ 15,294
Customer relationships	2,028	—	2,028
Patents	3,999	—	3,999
Other intangible assets at cost	21,321		21,321
Accumulated amortization			
Acquired developed technology	(13,793)	(1,501)	(15,294)
Customer relationships	(1,887)	(141)	(2,028)
Patents	(1,491)	(666)	(2,157)
Total accumulated amortization	(17,171)	$(2,308)	(19,479)
Other intangible assets, net	$ 4,150	$(2,308)	$ 1,842

Intangible assets with finite lives are amortized over their estimated economic or estimated useful lives and are reviewed for impairment in accordance with ASC 360 10 35, (formerly known as SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets),* whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. At September 30, 2009, the Company performed an impairment review of intangible assets. It was determined that no impairment of the carrying value of intangible assets of $1.8 million existed as of that date. The Company will continue to evaluate its intangible assets when events and changes in circumstances indicate that there may be a potential impairment.

8. Other Intangible Assets, net (Continued)

Estimated amortization of developed technology and patents and other intangible assets is as follows (in thousands):

Fiscal years ending September 30,	Acquired developed technology and patents
2010	666
2011	666
2012	510
	$1,842

The useful lives of developed technology, patents, and customer contracts varies from one to six years. The weighted average remaining useful life of intangible assets at September 30, 2009 was 2.8 years.

9. Goodwill

In accordance with ASC 350 20 35 (SFAS No. 142, *Goodwill and Other Intangible Assets*), the Company tests recorded goodwill and intangibles with indefinite lives for impairment at least annually. As of September 30, 2009 the Company's net book value of goodwill was zero.

During the quarter ended March 31, 2008, the Company's stock price declined approximately 36%, an event that indicated the potential impairment of the carrying value of goodwill. As a result, management undertook an impairment evaluation to estimate the fair value of the Company's single reporting unit in relation to the book value of the Company (ASC 350 20 35 SFAS 142—Step One Analysis). Fair value as used in ASC 350 20 35 (SFAS 142) is defined as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties that is other than a forced or liquidation sale. Fair value was determined based on the market value of the Company's stock at March 31, 2008. Based on the evaluation results, potential impairment was indicated, as the carrying value of the Company exceeded the fair value. An ASC 350 20 35 (SFAS 142)—Step Two Analysis was undertaken to quantify the impairment as of March 31, 2008. As a result of the analysis, the entire carrying value of goodwill was deemed fully impaired and written down to zero, as a non-cash charge to profit and loss.

Changes in goodwill are as follows (in thousands):

	September 30,	
	2009	2008
Balance, beginning of period	$ —	$ 35,874
Impairment of goodwill	—	(35,874)
Balance, end of period	$ —	$ —

10. Sales Warranty Reserve

Changes in sales warranty reserve were as follows (in thousands):

	September 30, 2009	September 30, 2008
Balance, beginning of period	$ 199	$ 78
Warranty costs incurred	(51)	(29)
Additions related to current period sales (net of adjustments)	(108)	160
Impact of exchange rates	8	(10)
Balance, end of period	$ 48	$199

The sales warranty reserve is included in accrued and other current liabilities in the consolidated balance sheet.

11. Restructuring Liability

The Company accounted for its 2002 restructuring under ASC 420 10 05 previously released by FASB under Emerging Issue Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity*. Costs associated with restructuring activities initiated on or after January 1, 2003 are accounted for in accordance with ASC 420 10 10 formerly released by the FASB under the title SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, and ASC 712 10 25 formerly released by the FASB under the title SFAS 112, *Employer's Accounting for Postemployment Benefits,* when applicable. All restructurings subsequent to December 15, 2002 have been accounted for under ASC 420 10 10 (SFAS No. 146) which requires that a liability for a cost associated with an exit or disposal activity be recognized when a liability is incurred rather than when an exit or disposal plan is approved.

The following summarizes the restructuring liability activity (in thousands):

	2002 Restructuring	2004 Restructuring	2005 Restructuring	
	Facility Exit Costs	Facility Exit Costs	Workforce Reduction	Totals
Balances, September 30, 2007	$2,172	64	$ 71	$2,307
Cash payments	(594)	(66)	2	(658)
Adjustments to accruals for changes in estimates	—	3	(73)	(70)
Impact of exchange rates	—	(1)	—	(1)
Balances, September 30, 2008	1,578	—	—	1,578
Cash payments	(611)	—	—	(611)
Adjustments to accruals for changes in estimates	—	—	—	—
Impact of exchange rates	—	—	—	—
Balances, September 30, 2009	$ 967	$ —	$ —	$ 967
Less current portion	$ (642)	$ —	$ —	$ (642)
Long-term portion	$ 325	$ —	$ —	$ 325

11. Restructuring Liability (Continued)

2002 Restructuring

In February 2002, the Company commenced a restructuring of its business to enhance operational efficiency and reduce expenses. The plan included reduction in workforce and excess facilities and other direct costs. Charges for the reduction in workforce consisted of severance, outplacement, and other termination costs. The charge for excess facilities was comprised primarily of future minimum lease payments payable over the remaining life of the lease ending February 2011, net of total estimated sublease income. Sublease income was estimated assuming then current market lease rates and vacancy periods. In June 2005, the Company subleased the excess facilities. Cash payments for the remaining liability of $1.0 million as of September 30, 2009, for facility exit activities, will be made over the remaining life of the lease ending February 2011.

2004 Restructuring

In March 2004, the Company initiated a restructuring plan to reduce operating costs, streamline and consolidate operations, and reallocate resources. The plan included a reduction in workforce that resulted in the termination of 109 employees, closure of five facilities, and termination of a non-strategic project under an existing agreement. Relating to the 2004 restructurings, the Company recorded a total charge of $3.8 million, consisting of $3.1 million for workforce reduction, $0.7 million for excess facilities, and $40,000 for the termination of the non-strategic project. Charges for the reduction in workforce consisted of severance, outplacement, and other termination costs. Cash payments related to the workforce reduction were completed in fiscal 2005. After adjustments for changes in estimates of $3,000, cash payments related to the facility exit activities were completed in the quarter ended June 30, 2008. At September 30, 2009 and at September 30, 2008, no liability related to the 2004 restructuring remained outstanding.

2005 Restructuring

In April 2005, the Company implemented an organizational restructuring to eliminate 18 employees, of whom 11 were in sales and marketing, 5 in research and development, and 2 in general and administration functions, and recorded a restructuring charge of $837,000 for severance, benefits and other costs related to the reduction. All employees have been terminated and the cash payments related to workforce reduction have been made. In July 2005, following the announcement of the Protocom acquisition, the Company implemented an organizational restructuring to take advantage of the complementary operating models and infrastructures. The restructuring included the elimination of excess facilities in four locations and termination of 31 employees, of whom 15 were in sales and marketing, 15 in research and development, and 1 in general and administrative functions. The Company recorded a restructuring charge of $206,000 for excess facilities, related to vacating part of one facility in London and $1.1 million for workforce reduction, for a total of $1.3 million. Charges for the reduction in workforce consisted of severance, outplacement, and other termination costs. Sublease income for the vacated premises was estimated assuming then current market lease rates and vacancy periods. When the final cash payments related to the facility exit costs were completed in fiscal 2006 the facility exit costs were reduced by $39,000. The term of the lease expired in August 2006 and at September 30, 2008; no liability exists for this facility. During 2006, the Company reduced the remaining liability for reduction in workforce by $10,000. In the first quarter of fiscal 2008, the

11. Restructuring Liability (Continued)

Company eliminated the remaining workforce reduction liability of $73,000 following a favorable legal settlement. At September 30, 2009 and at September 30, 2008, no liability related to workforce reduction remained for this restructuring plan.

12. Income Taxes

Income Taxes

Income taxes consist of the following (in thousands):

	Year ended September 30,		
	2009	2008	2007
Federal:			
Current	$ (23)	$ (3)	$ —
Deferred	—	—	—
	(23)	(3)	—
State:			
Current	2	4	17
Deferred	—	—	—
	2	4	17
Foreign:			
Current	24	(507)	412
Deferred	(347)	—	—
	(323)	(507)	412
Income taxes	$(344)	$(506)	$429

Income (loss) from continuing operations before income taxes and minority interest consists of the following (in thousands):

	Year ended September 30,		
	2009	2008	2007
Domestic	$(12,548)	$(94,209)	$(3,389)
Foreign	6,559	17,196	(5,492)
	$ (5,989)	$(77,013)	$(8,881)

12. Income Taxes (Continued)

The difference between the provision for income taxes and the amount computed by applying the federal statutory rate to income before taxes was as follows (in thousands):

	Year ended September 30,		
	2009	2008	2007
Federal statutory tax benefit	$(2,061)	$(26,955)	$(3,122)
State taxes	2	4	17
Federal change in valuation allowance	4,100	17,343	789
Foreign losses not benefited	(2,620)	(6,525)	2,347
Federal R&D tax credit	(388)	(131)	(111)
Stock-based compensation	586	611	493
Inter-company loan write-off	—	7,624	—
Impairment of goodwill	—	6,933	—
Other	37	590	16
	$ (344)	$ (506)	$ 429

Deferred tax assets consist of the following (in thousands):

	September 30,	
	2009	2008
Deferred tax assets:		
Net operating loss carry-forwards	$ 70,986	$ 76,250
Tax credits	5,035	4,410
Depreciation and amortization	934	846
Accruals and reserves not currently deductible	14,241	13,197
Total deferred tax assets	91,196	94,703
Deferred tax liability: Other intangible assets	—	(671)
Net deferred tax assets before valuation allowance	91,196	94,032
Valuation allowance for deferred tax assets	(90,849)	(94,032)
Net deferred tax assets	$ 347	$ —

Realization of our deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of our lack of earnings history in the U.S. and France, the net deferred tax assets from these jurisdictions have been fully offset by a valuation allowance. For all other jurisdictions, no valuation allowance has been recorded against the deferred tax assets as it is more likely than not that a tax benefit for deferred assets will be recognized based upon recent and forecasted earnings. The Company recorded a decrease in valuation allowance of $3.2 million in fiscal 2009, and an increase in valuation allowance of $17.7 million in fiscal 2008. The decrease in the 2009 valuation allowance resulted primarily from a reduction in NOL carry-forward due to utilization as well as an adjustment resulting from additional non-deductible expenses. The valuation allowance at September 30, 2009 includes $220,000 related to stock option deductions, the benefit of which will be credited to additional paid in capital when realized.

12. Income Taxes (Continued)

The Company has not provided for U.S income taxes on foreign subsidiary undistributed earnings as any earnings are considered to be permanently reinvested outside of the U.S. At the present time it is not practicable to estimate the amount of U.S. income taxes that might be payable if these earnings were repatriated.

As of September 30, 2009, approximate net operating loss carry-forwards and their corresponding expirations were as follows (in thousands):

	Amount	Expiration starting in
United States—Federal	$103,805	2011
United States—California	66,993	2012
United States—Other States	7,850	2011
France	88,246	No expiration
Other foreign—no expiration	58	No expiration
Other foreign—with expiration	11	2015

As of September 30, 2009 the Company had federal and State of California research and development tax credit carry-forwards of approximately $2.1 million and $2.7 million, respectively. The federal research and development tax credits will expire at various dates beginning in 2012. The State of California research and development tax credits have no expiration date.

Net operating loss carry-forwards and credits can only be used by the legal entity generating the operating losses and credits. The extent to which loss carry-forwards and credits can be used to offset future taxable income may be limited, depending on the extent of any ownership changes as defined by federal and various state and foreign jurisdictions. These limitations may result in the expiration of net operating losses and tax credits before utilization.

On September 23, 2008, the state of California approved its budget for fiscal 2009, and made changes to the California tax law which substantially limits our ability to utilize available state net operating loss and tax credit carry-forwards to reduce any California state income taxes payable, if the company has taxable income in fiscal 2009 and 2010. Under the new California tax law, the utilization of net operating loss carry-forwards is suspended for tax years beginning in 2008 and 2009; however, the expiration date of the net operating loss carry forwards is extended for an equivalent two-year period. Additionally, for tax years beginning in 2008 and 2009, taxpayers may only utilize available tax credit carry forwards to reduce their current tax liability up to 50% of their net tax amount before application of such credits.

As of September 30, 2009, and September 30, 2008 we had $0.4 million and $2.3 million, respectively of unrecognized tax benefits. If recognized, any amounts would be recorded as an income tax benefit in the consolidated statement of operations and our effective tax rate would be reduced by these amounts if the Company is not in a full valuation allowance position at that time. The reduction in unrecognized tax benefits related to prior year's results from a R&D tax credit study in France completed after the September 30, 2008 year, and prior to the filing of the income tax return. The results of the study reduced qualifying costs subject to the French credit and reduced the credits claimed on the tax return. The net impact was a $0.2 million reduction in the benefit recognized.

12. Income Taxes (Continued)

It is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next twelve months due to tax examination changes, settlement activities, expirations of statute of limitations, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities. We do not anticipate any significant changes to the unrecognized tax benefits over the next 12 months.

Our policy is to include interest and penalties related to unrecognized tax benefits, if any, within the provision for taxes in the consolidated condensed statements of operations under the provisions of FIN 48. At September 30, 2009, and September 30, 2008 we had $0.2 million and $0.2 million respectively of interest and penalties which are included in long-term taxes payable, of which $18,000 and $20,000 respectively, relate to the current fiscal year. .

We have the following activity relating to unrecognized tax benefits during fiscal 2009 and 2008 (in thousands):

	September 30,	
	2009	2008
Beginning balance	$ 2,328	$ 310
Tax positions taken in the current year:		
Additions	—	2,018
Reductions	—	—
Tax positions related to prior years:		
Additions	27	—
Reductions	(1,982)	—
Settlements with taxing authorities	—	—
Lapse of applicable statute of limitations	—	—
Ending balance	$ 373	$2,328

The Company or its subsidiaries files income tax returns in the U.S. and California, as well as various other foreign and domestic jurisdictions. The Company is currently not the subject of any income tax examinations. In general, the earliest open year subject to examination in a major tax jurisdiction is the year ended September 30, 2005, although depending upon jurisdiction, earlier tax years may remain open subject to limitations.

In July 2006, the FASB issued FIN 48, *Accounting for Income Tax Uncertainties* (ASC 740 10 05). ASC 740 10 05 (FIN 48) defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. ASC 740 10 05 (FIN 48) provides guidance on the de-recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. ASC 740 10 05 FIN 48 includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. ASC 740 10 05 (FIN 48) was adopted by the Company on October 1, 2007.

13. Net Loss per Share

The following is a reconciliation of the numerator and denominator used to determine basic and diluted net loss per share (in thousands, except per share amounts):

	Year ended September 30,		
	2009	2008	2007
Numerator:			
Net loss	$(5,546)	$(76,457)	$(9,298)
Denominator:			
Weighted average number of shares outstanding	45,814	45,770	45,694
Basic and diluted net loss per share	$ (0.12)	$ (1.67)	$ (0.20)

For the above periods, the Company had securities outstanding that could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted net loss per share in the periods presented as their impact would have been anti-dilutive. For the years ended September 30, 2009, 2008, and 2007, approximately 10.2 million, 11.2 million, and 7.4 million potential common shares (prior to application of treasury method), respectively, consisting of options, restricted stock units and warrants, were excluded from the determination of diluted net loss per share, as the effect of such shares was anti-dilutive.

Stockholder Rights Agreement

The Board of Directors of the Company authorized and declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock, $0.001 par value, of the Company outstanding as of July 25, 2008. The description and terms of the rights are governed by the Stockholder Rights Agreement dated July 25, 2008, between the Company and American Stock Transfer & Trust Company. Each right entitles the registered holder to purchase from the Company one ten-thousandth of a share of the Company's Series A Junior Participating Cumulative Preferred Stock, $0.001 par value, at a price of $11.00 per unit. If any acquiring person acquires 20% or more of ActivIdentity common stock, there would be a triggering event causing significant dilution in the voting power of such person or group. Until there is a triggering event, the rights trade with the Company's common stock. The Stockholder Rights Agreement will continue in effect until June 30, 2018, unless earlier redeemed or exchanged.

14. Employee Retirement Plans

The Company has agreed to a payment of a lump sum retirement indemnity to all employees located in France based upon years of service and compensation at retirement, though benefits do not vest prior to retirement. On September 30, 2007, the Company adopted certain provisions of ASC 720 20 65 formerly released by the FASB under the title SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).* ASC 720 20 65 (SFAS No. 158) requires an employer to recognize the over-funded or under-funded status of a defined benefit post retirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur

14. Employee Retirement Plans (Continued)

through comprehensive income. At September 30, 2009, 2008 and 2007, the liability for the retirement benefit was $13,000, $103,000 and $59,000, respectively. These amounts represent 100% of the projected liability.

The Company has a 401(k) plan for its eligible employees. Eligible employees can make voluntary contributions to the plan up to a fixed dollar amount specified by U.S. law. The Company is not required to make contributions and did not make any contributions to the plan in any of the periods presented.

15. Commitments and Contingencies

Operating leases

The Company has entered into various non-cancelable operating leases for office space with original terms that range from three to ten years.

Future minimum lease payments, gross, under these leases are as follows (in thousands):

Fiscal year ending September 30,	
2010	$3,450
2011	1,947
2012	624
Thereafter	—
	$6,021

The future minimum lease payments above include amounts related to a non-cancelable operating lease that is included in the charge for restructuring expenses (see Note 11). The Company anticipates receiving approximately $0.5 million sublease income related to this abandoned facility.

Rent expense, net of sublease rental income, under all operating leases was $2.8 million, $3.1 million, and $3.0 million in fiscal 2009, 2008 and 2007 respectively.

Contingencies

From time to time, the Company has been named as a defendant in legal actions arising from its normal business activities, which it believes will not have a material adverse effect on it or its business.

On October 1, 2008, the Company filed a complaint in the Northern District of California, asserting U.S. Patent No. 6,575,360 against Intercede Group PLC and Intercede Ltd. (collectively, "Intercede"). On January 16, 2009, Intercede filed their answers, including counterclaims seeking declaratory judgment of non-infringement, invalidity, and unenforceability. On February 9, 2009, the Company filed a motion to dismiss Intercede's counterclaims and to strike certain of Intercede's defenses. On March 26, 2009, Intercede filed a First Amended Answer and Counterclaims, amending their previously-asserted defenses and counterclaims, and asserting additional counterclaims for monopolization, attempted monopolization, fraud, and unfair competition. On May 15, 2009, the Company filed a second motion to dismiss Intercede's counterclaims for monopolization, attempted monopolization, fraud and unfair competition. On September 11, 2009, the Court granted in part and

15. Commitments and Contingencies (Continued)

denied in part the Company's motion to dismiss. On September 28, 2009, Intercede filed a Second Amended Answer and Counterclaims. The Company believes that it has meritorious defenses to Intercede's counterclaims. No amounts related to the Intercede litigation have been recorded in the Company's financial statements other than legal fees as part of normal expenses for fiscal 2009.

The Company enters into standard indemnification agreements with many of its customers and certain other business partners in the ordinary course of business. These agreements include provisions for indemnifying the customer against any claim brought by a third-party to the extent any such claim alleges that an ActivIdentity product infringes a patent, copyright or trademark, or violates any other proprietary rights of that third-party. It is not possible to estimate the maximum potential amount of future payments the Company could be required to make under these indemnification agreements. To date, the Company has not incurred any costs to defend lawsuits or settle claims related to these indemnification agreements. No liability for these indemnification agreements has been recorded at September 30, 2009 or September 30, 2008.

As permitted under Delaware law, the Company has agreements indemnifying its executive officers and directors for certain events and occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not estimable. The Company maintains directors and officers' liability insurance designed to enable it to recover a portion of any future amounts paid. No liability for these indemnification agreements has been recorded at September 30, 2009 or September 30, 2008.

16. Segment Information

The Company operates in one operating segment, Digital Identity Solutions, and accordingly is disclosing information by geographic area only. Transfers between geographic areas are eliminated in the consolidated financial statements. The following is a summary of operations by geographic region (in thousands):

	North America	Europe	Asia Pacific	Total
Fiscal year ended September 30, 2009				
Total revenue	$29,435	$26,838	$6,048	$ 62,321
Capital expenditures	187	573	—	760
Depreciation and amortization of fixed assets	840	307	96	1,243
Fiscal year ended September 30, 2008				
Total revenue	24,891	29,244	4,874	59,009
Capital expenditures	62	192	53	307
Depreciation and amortization of fixed assets	926	422	218	1,566
Fiscal year ended September 30, 2007				
Total revenue	24,276	32,055	3,222	59,553
Capital expenditures	1,432	529	138	2,099
Depreciation and amortization of fixed assets	832	467	277	1,576
September 30, 2009				
Goodwill	—	—	—	—
Long-lived assets	4,262	1,095	12	5,369
Total assets	95,283	12,357	6,937	114,577
September 30, 2008				
Goodwill	—	—	—	—
Long-lived assets	5,221	3,680	1,871	10,772
Total assets	98,986	14,215	4,400	117,601

For fiscal 2009, revenue for the U.S and United Kingdom accounted for 46% and 12%, respectively. No other country was greater than 10% for the year. For fiscal 2008, the United States, United Kingdom, and France accounted for 34%, 13%, and 15% of net revenue, respectively. In fiscal 2007, the United States, United Kingdom and France accounted for 36%, 19% and 14% of net revenue, respectively.

17. Related Party Transactions

On August 3, 2009, the Audit Committee of the Board approved the sale of certain immaterial assets and the licensing of other assets to idOnDemand, Inc., a privately held corporation of which Mr. Hart is a stockholder, director and officer. Pursuant to an asset sale agreement between ActivIdentity and idOnDemand, upon closing of the transaction, idOnDemand issued 300,000 shares of its common stock to ActivIdentity. ActivIdentity held 10% of the shares of idOnDemand at closing. The carrying value of the idOnDemand shares for fiscal year 2009 is zero.

On August 5, 2005, the Company acquired Protocom Development Systems Pty. Ltd. (Protocom) for cash of $21.0 million and 1,650,000 shares of Company common stock, and incurred direct

17. Related Party Transactions (Continued)

acquisition-related costs of $625,000, for a total initial consideration of $29.2 million. Pursuant to the acquisition agreement, the Company agreed to issue up to an additional 2,100,000 shares of its common stock to the former Protocom stockholders, including Jason Hart, former CEO and current director of ActivIdentity, under an earn-out provision if revenue from products originally developed by Protocom prior to the acquisition achieved a revenue target between $13.6 million and $18.7 million during the one-year period ended June 30, 2006. Based on the Company's calculations of qualifying revenue credited to this earn-out right, it concluded that the revenue targets had not been met and no additional consideration was owed. The Company notified the Protocom stockholder representative in the first quarter of fiscal 2007 that none of the additional consideration would be paid. The Protocom stockholder representative objected to certain items in the Company's calculation and asserted that the Company breached certain covenants in accordance with the purchase agreement. In July 2007, the Company and the former Protocom stockholders executed a release and the Company agreed to pay $898,000 in connection therewith. Mr. Hart was entitled to receive approximately 68.7% of the additional earn-out payments. In May 2007, however, Mr. Hart irrevocably waived his right to receive 84% of his interest in any earn-out payments. Mr. Hart received a portion of the settlement payment in accordance with his interest in the payment (68.7%) less his waiver of 84% of that interest.

The Company paid rent of $256,000 and $221,000 for fiscal 2008 and 2007, respectively, for office facilities in Australia to a company in which Mr. Hart is a major stockholder. As of September 30, 2008, the company in which Mr. Hart is a major stockholder no longer owns the property.

18. Quarterly Results of Operations (Unaudited)

The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period. A summary of quarterly financial information for each of the last two fiscal years is as follows (in thousands except per share amounts):

	For the period ending			
For the fiscal years ending,	**Sept. 30,**	**Jun. 30,**	**Mar. 31,**	**Dec. 31,**
2009				
Revenue	$ 14,521	$15,369	$ 16,130	$16,301
Cost of revenue	5,039	5,030	5,764	6,145
Gross margin	9,482	10,339	10,366	10,156
Loss from operations	(1,335)	(1,069)	(1,678)	(3,109)
Net income (loss)	(314)	2,085	(2,772)	(4,545)
Basic and diluted net income (loss) per share*+	(0.01)	0.05	(0.06)	(0.10)
2008				
Total revenue	$ 15,647	$14,298	$ 13,631	$15,433
Cost of revenue	6,203	5,789	5,929	5,752
Gross margin	9,444	8,509	7,702	9,681
Loss from operations	(4,539)	(4,665)	(42,225)	(5,053)
Net loss	(23,061)	(6,983)	(42,466)	(3,947)
Basic and diluted net loss per share*	(0.50)	(0.15)	(0.93)	(0.09)
2007				
Total revenue	$ 13,770	$16,284	$ 14,884	$14,615
Cost of revenue	4,352	6,018	5,684	4,501
Gross margin	9,418	10,266	9,200	10,114
Loss from operations	(4,215)	(5,374)	(5,308)	(3,632)
Net loss	(1,746)	(2,722)	(3,436)	(1,394)
Basic and diluted net loss per share*	(0.04)	(0.06)	(0.08)	(0.03)

* The sum of the quarterly net loss per share will not necessarily equal the net loss per share for the total period due to the effects of rounding.

\+ Share amounts used to calculate diluted EPS in the third quarter resulted in no dilution of earnings. The amount of shares used calculating basic and diluted earnings for this quarter were 45,817 and 46,309 respectively.

19. Subsequent Events

Sale of Auction Rate Securities (ARS)

On November 22, 2009, the company liquidated a position held in an ARS security classified as a long-term investment at September 30, 2009 resulting in a gain of $1.2 million. Net proceeds from the

19. Subsequent Events (Continued)

transaction were $1.5 million. The estimated fair-market value of the security as recorded at September 30, 2009 was $0.3 million. The security had an original cost of $2.8 million.

CoreStreet Acquisition

On December 13, 2009, the Company, and one of its subsidiaries, entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire CoreStreet Ltd., a Delaware corporation ("CoreStreet"). CoreStreet is a leader in distributed identity credential validation solutions. With the addition of CoreStreet's Public Key Infrastructure (PKI) certification technology, distributed identity credential validation system, and physical access control products, the Company believes the acquisition will strengthen its strong authentication and credential management product portfolio to confidently establish a person's identity when interacting digitally.

The acquisition of CoreStreet is intended to support the Company's global vision of making every digital interaction trustworthy by adding distributed identity credential validation solutions and physical access control products to the company's broad portfolio of strong authentication and credential management offerings. CoreStreet's PKI certificate validation technology is deployed by public and private organizations around the world to validate the credentials of individuals as they interact with their secure IT applications, including digitally signed email and secure forms. Additionally, CoreStreet's PIVMAN system allows authorized personnel the ability to control access to any site with confidence by quickly authenticating and validating the roles and identities of individuals wishing to enter an area.

The Company entered into the Merger Agreement with Terrapin Holding Corporation, a wholly owned subsidiary of the Company ("Holding") and wholly owned subsidiary of the Company, Terrapin Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Holding ("Merger Sub"), CoreStreet Ltd., a Delaware corporation ("CoreStreet"), and John F. Burton, acting solely as the stockholder representative. The Merger Agreement provides that, upon terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into CoreStreet, with CoreStreet continuing as the surviving corporation and an indirect, wholly owned subsidiary of the Company (the "Merger"). The Merger was completed on December 14, 2009.

Under the terms of the Merger Agreement, upon consummation of the Merger, the Company acquired all of the capital stock of CoreStreet for (i) $14 million in cash (subject to adjustment for cancellation of indebtedness and other specified expenses), (ii) approximately 2.2 million shares of the Company's common stock (of which approximately 1.5 million shares are subject to an escrow to satisfy certain indemnification obligations of the stockholders of CoreStreet), (iii) warrants for 1.0 million shares of the Company's common stock with per share exercise price of $4.25 expiring December 31, 2011, (iv) warrants for 1.0 million shares of the Company's common stock with per share exercise price $5.00 expiring December 31, 2012 and (v) a certain amount of cash to be equal to 50% of CoreStreet's cash and cash equivalents less certain of its liabilities as of the effective time of the merger. The former holders of CoreStreet capital stock who received the shares of Company common stock or warrants in the Merger agreed not to sell or otherwise dispose of such shares for a period of one year after the effective time of the Merger. The Company common stock issuable in connection with the transaction and upon exercise of the warrants was issued in a private placement.

19. Subsequent Events (Continued)

CoreStreet made customary representations, warranties and covenants, including, among others, covenants (i) to conduct its business in the ordinary course consistent with past practice during the interim period between execution of the Merger Agreement and consummation of the Merger; (ii) not to engage in certain kinds of transactions during such period; (iii) not to solicit proposals relating to alternative business combination transactions and (iv) to obtain required stockholder approval of the Merger Agreement and the Merger.

The completion of the Merger was subject to various closing conditions, including (i) obtaining the approval of the stockholders of CoreStreet; (ii) no legal or regulatory restraint or prohibition preventing the consummation of the Merger; (iii) subject to certain exceptions, the accuracy of the representations and warranties; (iv) receipt of required consents from third parties; and (v) absence of any material adverse change on CoreStreet.

The Company had no other subsequent events as of December 14, 2009.